Bank Hapoalim | Condensed Financial Statement as at June 30, 2007

Spring 2007



bank hapoalim

bank hapoalim

Contents

Board of Directors' Report on the Financial Statements
As at June 30, 2007

At the meeting of the Board of Directors held on August 30, 2007, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-June 2007.

The following are details of the principal developments and changes that occurred during the reporting period:

Economic Activity

Notwithstanding the heightened volatility in global financial markets, the Israeli economy continued to present a positive macro-economic picture, with strong performance expressed in numerous economic indicators: relatively rapid GDP growth, led by the business sector; a decrease in unemployment to the lowest rate this decade; considerable growth in foreign investments in Israel and in the surplus in the current account of the balance of payments; continued reduction of the ratio of public debt to GDP; and continued maintenance of a low rate of inflation.

The composite state of the economy index rose by 3.8% in the first half of 2007 and was 7.3% higher in June than in the same month last year. Private consumption, particularly of durable goods, continues to grow rapidly, which also has an effect on State tax revenues. Growth rates of exports of goods and of tourism were tempered following the steep increase in the first quarter. The unemployment rate continued to fall in the first quarter, reaching 7.7%. It seems that the improvement in the labor market is not yet complete, and should also lead to an increase in real wages, which will spur private consumption as well. We believe these factors will maintain the economy's high growth rate.

The main macro-economic risk facing the Israeli economy is the development of a slowdown in the US economy and worldwide. Liquidity problems and a credit shortage arose in July and August, particularly in the American market, largely due to the crisis in the mortgage-backed securities market (mainly subprime mortgages) and the further weakening of the US housing market. These events have led to repricing of the risks in global financial markets and sometimes sharp declines in equity markets and in some bond markets globally as well as in Israel. It is still too soon to form a quantitative assessment as to whether and how these events may damage economic growth in the US and globally, and clarification and resolution of the problems in the subprime market will take some time. In the meantime, US and European central banks have acted relatively quickly to expand liquidity lines, with the aim of minimizing the potential harm to the various economic and financial systems. If the volatility and uncertainty in the markets persist, the growth rate of the global economy and the growth rate in Israel are likely to decelerate.

Developments in the Global Economy

Global growth in the first quarter and subsequent monthly indicators were better than advance estimates. The International Monetary Fund has raised its growth forecast for the global economy by 0.3% for each of the years 2007 and 2008, to 5.2%. The increase in growth forecasts is particularly notable for euro zone countries and the emerging economies. The IMF slightly lowered its growth forecast for the United States for this year, but expects a recovery next year, mainly due to the lifting of the negative impact of the housing market. Meanwhile, estimates indicate growing inflationary pressures worldwide as a result of recent years' rapid growth, particularly due to the increase in commodity prices. In the United States, the Fed interest rate has remained unchanged at 5.25% for the last twelve months; the rate in the euro zone was raised to 4.0%; while in Japan the interest rate remained at 0.5%. Recently estimates have increasingly indicated that the US Fed rate will fall to 4.75% by the end of this year.

The risks deriving from the continued deterioration in the US real estate sector and the subprime mortgage market crisis have recently brought about a change in the positive trend of global capital markets (in late July and the month of August). The central banks have provided an inflow of liquidity to the banking system, in order to alleviate this situation. It is still too soon to estimate where the markets are headed, but the high volatility is likely to persist going forward.

Inflation and Exchange Rates

The consumer price index rose by 1.2% in the second quarter and by 1.0% in the first half of the year. The increase in the CPI in the second quarter was influenced by the rapid economic growth, and particularly by the sharp depreciation of the shekel within a relatively short timeframe - from mid-May to mid-June the shekel lost 8.0% against the dollar. The shekel's steep depreciation against the dollar during this period was not accompanied by strengthening of the dollar globally, so that depreciation was sharper still against other currencies, such as the euro. In July, the CPI recorded a sharp increase of 1.1%. The increase was influenced mainly by a sharp increase in the housing component. Basic economic conditions remained favorable; particularly notable is the large surplus in the current account of the balance of payments. The turnaround in the currency market seems to have been largely influenced by the interest rate, which was significantly lower than rates abroad.

Fiscal and Monetary Policy

The first half of 2007 was marked by a large budgetary surplus of NIS 5.6 billion, compared with a surplus of NIS 4.6 billion in the same period last year. Tax revenues, net of adjustments and legislative amendments, continued to grow at a high real rate of 10%. As a result, the deficit in the government budget is expected to reach 1%-1.5% of GDP this year, versus a target of 2.9%. The ratio of public debt to GDP, which was 87.8% at the end of 2006, is expected to fall to approximately 83% this year.

The Bank of Israel interest rate decreased from 4.5% at the beginning of the year to 3.5% in June, with a first increase to 3.75% in August. During this period, the Federal Reserve interest rate in the United States remained unchanged at 5.25%. Inflation expectations derived from the capital market for a one-year period rose during the second quarter, from 1.3% in March to 1.8% in June. The rising inflation environment was also accompanied by an increase in capital market expectations, which stand at approximately 2.5% as of August. We estimate that the Bank of Israel interest rate will be raised again within the next few months.

Financial and Capital Markets

Developments in the capital market in the second quarter were influenced by the positive global trends and by the strong data in the domestic economy. The TA-100 index rose by 10.8% in the second quarter and by 19.6% in the first half of the year. The positive trend was notable in most markets worldwide, particularly the emerging markets; the local stock market was one of the leaders in gains again among both developed and developing stock markets. The bond market posted gains during the second quarter; the CPI-linked government bond index rose sharply, by 3.2%, while the unlinked bond index rose by just 1.0%. Long-term CPI-linked bond yields reached a low point of more than ten years, with the 8-year bond trading at a yield to maturity of 3.0% in June and at a yield to maturity of 3.6% during the first half of August. Unlinked bond (Shahar) yields remained mostly stable, with the 10-year bond trading at a yield of 5.4% in June while during the first half of August the yield rose to 6.3%.

The turmoil in global capital markets in late July and early August did not pass over Israel. The local market was once again influenced mainly by developments overseas, almost indiscriminately across the different investment segments. Stock indices dropped slightly more than the leading global indices, bond indices suffered sharp price declines, and yield spreads between Israel and the United States expanded considerably.

Data regarding changes in the consumer price index and in exchange rates are set out below:

	For the three months ended June 30		For the six months ended June 30		For the year
	2007	2006	**2007**	2006	2006
	In percent				
Rate of increase in "known" CPI	**0.7**	1.2	**0.3**	1.3	(0.3)
Rate of increase (decrease) in USD exchange rate	**2.3**	(4.8)	**0.6**	(3.5)	(8.2)
Rate of increase (decrease) in CHF exchange rate	**1.2**	0.4	**(0.5)**	2.9	(0.9)
Rate of increase (decrease) in EUR exchange rate	**3.2**	(0.3)	**2.7**	3.6	2.2

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that such estimates may not materialize at all or may only partially materialize.

Profit and Profitability

The net profit of the Bank Group totaled NIS 1,637 million in the first half of 2007, compared with NIS 1,842 million in the same period last year, a decrease of 11.1%.

Net return on equity[1] amounted to 18.3%, in annualized terms, in the first half of 2007, compared with 22.9% in the same period last year and 19.4% in the whole of 2006.

Net operating profit totaled NIS 1,406 million, compared with NIS 1,283 million in the same period last year, an increase of 9.6%.

Net return of operating profit on equity[1] reached 15.6%, in annualized terms, in the first half of 2007, compared with 15.7% in the same period last year and 14.4% in the whole of 2006.

Set out below are the changes in profitability for the period of January-June:

	2007	2006	Change	
		NIS millions		%
Net operating profit	**1,406**	1,283	123	9.6
Net profit from extraordinary transactions, after taxes	**231**	559	(328)	(58.7)
Net profit	**1,637**	1,842	(205)	(11.1)

The decrease in the Group's net profit in the first half of 2007, compared with the same period last year, resulted mainly from the following factors:

1. A NIS 50 million decrease in profit from financing activity before provision for doubtful debts.
2. A NIS 79 million decrease in operating and other income.
3. A NIS 328 million decrease in net profit from extraordinary transactions.

However, the following factors had the effect of increasing net profit:

1. A NIS 155 million decrease in the provision for doubtful debts.
2. A NIS 67 million decrease the provision for taxes.
3. An NIS 68 million increase in the share of equity-based investees' profits.

Net profit in the second quarter of the year totaled NIS 1,002 million, compared with NIS 665 million in the same period last year, an increase of 50.7%.

Net return on equity amounted to 23.0%, in annual terms, in the second quarter, compared with 16.2% in the same period last year.

Net operating profit totaled NIS 716 million in the second quarter of 2007, compared with NIS 664 million in the same period last year, an increase of 7.8%.

Net return of operating profit on equity reached 16.1%, in annual terms, in the second quarter, compared with 16.2% in the same period last year.

Set out below are the changes in profitability in the second quarter:

	2007	2006	Change	
		NIS millions		%
Net operating profit	**716**	664	52	7.8
Net profit from extraordinary transactions, after taxes	**286**	1	285	
Net profit	**1,002**	665	337	50.7

(1) In accordance with a directive of the Supervisor of Banks, as of 2007, the method of calculating return on equity has changed, so that the calculation is based on average capital. Until the change, return on equity was calculated based on shareholders' equity at the beginning of the year, plus weighted proceeds of issued capital. Comparative data included in the report have been restated.

The increase in the Group's net profit in the second quarter of the year, compared with the same quarter last year, resulted mainly from the following factors:

1. A NIS 94 million decrease in the provision for doubtful debts.
2. A NIS 128 million decrease in the provision for taxes.
3. An NIS 285 million increase in net profit from extraordinary transactions.

However, the following factors had the effect of reducing net profit:

1. An NIS 103 million decrease in operating and other income.
2. An NIS 39 million increase in operating and other expenses.

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 3,893 million in the first half of 2007, compared with NIS 3,943 million in the same period last year, a decrease of 1.3%.

The following are the principal causes of the decrease in profit from financing activities in the first half of 2007:

- A decrease of NIS 172 million stemming from the measurement of profit and loss in derivative instruments on a fair value basis, in contrast to measuring results of balance sheet financial activity on an accrual basis. Measuring all financial assets on a uniform basis would eliminate the decrease noted above in profit from financing activity.
- A decrease of NIS 172 million due to the cessation of consolidation of Bank Otsar Hahayal, whose results were included in the same period last year.

On the other hand:

- An increase of NIS 140 million resulting from the financing profits of Bank Pozitif, which was consolidated forthe first-time in the reporting period.
- An increase of NIS 124 million as a result of an increase in the volume of the Bank Group's financial activity. This increase does not include changes in the volume of activity arising from Bank Otsar Hahayal and Bank Pozitif.

Profit from financing activity totaled NIS 2,053 million in the second quarter of the year, compared with NIS 2,057 million in the same period last year, a decrease of 0.2%. The difference between the quarters is characterized by the offsetting effects of an increase in profit due to an increase in the volume of activity, as well as the first-time consolidation of Bank Pozitif, versus a decrease in profit due to the cessation of consolidation of Bank Otsar Hahayal and due to the measurement of derivative instruments on a fair value basis in contrast to measuring balance sheet financial activity on an accrual basis.

The overall interest spread stood at 1.12% in the first half of 2007, compared with 1.31% in the same period last year.

The decrease in the overall interest spread mainly resulted from a decrease in the interest spread in the CPI-linked segment.

The interest spread in the CPI-linked segment stood at 0.19%, compared with 1.13% in the same period last year. The decrease in the interest spread mainly stems from the measurement of profit in off-balance sheet derivative instruments on a fair value basis, in contrast to measuring results of balance sheet financial activity on an accrual basis. The sharp decrease in the CPI-linked interest rate gave rise to an increase in the value of financial liabilities in derivative instruments.

Set out below is the contribution to profit from financing activity of the different linkage segments:

	For the six months ended June 30					
	2007			2006		
	Volume of activity	Contribution to profit, including effect of derivatives		Volume of activity	Contribution to profit, including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**31.1**	**1,841**	**47.3**	27.2	1,178	45.1
CPI-linked	**12.4**	**243**	**6.2**	13.4	603	15.3
Foreign currency (including f.c. linked)	**56.5**	**1,066**	**27.4**	59.4	834	21.1
Other derivative financial instruments, net (non-ALM)	**-**	**131**	**3.4**	-	150	3.8
Other financing income, net	**-**	**612**	**15.7**	-	578	14.7
Total	**100.0**	**3,893**	**100.0**	100.0	3,943	100.0

Set out below is the development of financing profit by principal segments of activity:

	For the six months ended June 30			For the three months ended June 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**983**	1,007	(2.4)	**495**	518	(4.4)
Private Banking Segment	**698**	703	(0.7)	**358**	357	0.3
Small Business Segment	**512**	512	-	**262**	263	(0.4)
Commercial Segment	**237**	247	(4.0)	**118**	131	(9.9)
Corporate Segment	**1,203**	1,102	9.2	**622**	517	20.3
Financial Management Segment	**260**	372	(30.1)	**198**	271	(26.9)
Total	**3,893**	3,943	(1.3)	**2,053**	2,057	(0.2)

The provision for doubtful debts was made on a conservative basis and with due regard for assessments of the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 383 million in the first half of 2007, compared with NIS 538 million in the same period last year, a decrease of 28.8%.

The decrease in provisions in the first half of 2007 as compared to the same period last year mainly occurred in the construction and real estate sector, financial services and in the hotel sector, as a result of an improvement in the repayment capability of borrowers. On the other hand, provisions increased in the industry sector and for private individuals.

In the second quarter, the provision for doubtful debts totaled NIS 202 million, compared with NIS 296 million in the same period last year, a decrease of 31.8%, as a result of a decrease in the provision for doubtful debts in the construction and real estate and financial services sectors. On the other hand, provisions increased in the industry sector and for private individuals.

With regard to the components of the specific provision for doubtful debts, see Appendix B to the Condensed Financial Statements.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the six months ended June 30			For the three months ended June 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**89**	62	43.5	**51**	26	96.2
Private Banking Segment	**10**	14	(28.6)	**9**	4	125.0
Small Business Segment	**101**	110	(8.2)	**69**	80	(13.8)
Commercial Segment	**67**	87	(23.0)	**38**	46	(17.4)
Corporate Segment	**116**	265	(56.2)	**35**	140	(75.0)
Total	**383**	538	(28.8)	**202**	296	(31.8)

Set out below is the quarterly development of the provision for doubtful debts:

	2007		2006			
	Q2	Q1	Q4	Q3	Q2	Q1
	NIS millions					
Specific provision	**162**	200	243	260	244	248
Supplementary provision	**40**	(19)	(68)	13	52	(6)
Total	**202**	181	175	273	296	242
Rate of specific provision out of total credit to the public:						
Balance sheet*	**0.34%**	0.43%	0.52%	0.55%	0.50%	0.51%
Balance sheet and off-balance sheet*	**0.19%**	0.24%	0.29%	0.31%	0.29%	0.31%

* Annualized.

The ratio of the specific provision for doubtful debts to the balance of (balance-sheet) credit to the public at the Bank Group's risk reached 0.38%, in annual terms, in the first half of 2007, compared with 0.50% in the same period last year and 0.53% in the whole of 2006. The ratio to the overall balance of (balance-sheet and off-balance sheet) credit risk to the public reached 0.21% in the first half of 2007, compared with 0.30% in the same period last year and in the whole of 2006.

The supplementary provision for doubtful debts, which is performed for unidentified risk inherent in customer indebtedness portfolios, increased by a total of NIS 21 million in the first half of 2007, compared with an increase of NIS 46 million in the same period last year. The balance of the supplementary provision for doubtful debts totaled NIS 467 million on June 30, 2007. The balance of the general provision totaled NIS 694 million on June 30, 2007.

Profit from financing activities after provision for doubtful debts totaled NIS 3,510 million in the first half of 2007, compared with NIS 3,405 million in the same period last year, an increase of 3.1%.

Operating and other income totaled NIS 2,503 million in the first half of 2007, compared with NIS 2,582 million in the same period last year, a decrease of 3.1%.

In the second quarter, this income totaled NIS 1,196 million, compared with NIS 1,299 million in the same period last year, a decrease of 7.9%, mainly resulting from a decrease in mutual fund management fees.

Income from capital market activity decreased by 7.3% in the first half of 2007 and totaled NIS 815 million, compared with NIS 879 million in the same period last year. Most of the decrease resulted from mutual fund management fees, which totaled NIS 24 million, compared with NIS 171 million in the same period last year, a decrease of 86.0%, due to the completion of the sale of mutual funds management rights which began late in the first quarter of 2006 and was finalized at the end of 2006. Income from mutual fund management fees which were collected by the Bank in 2007 originated from activity at the Bank's subsidiaries abroad. In addition, in the first half of 2007, the Bank recorded income from mutual fund distribution fees totaling NIS 67 million, compared with NIS 29 million in the same period last year.

Income from provident fund management fees totaled NIS 194 million in the first half of 2007, compared with NIS 205 million in the same period last year, a decrease of 5.4%, due to the sale of some of the Bank's provident funds.

Income from fees for securities activity totaled NIS 530 million, compared with NIS 474 million in the same period last year, an increase of 11.8%, as a result of an increase in the volume of activity.

Investments in shares contributed a net profit of NIS 144 million in the first half of 2007, compared with a net profit of NIS 163 million in the same period last year. Most of the profit in both periods originated from dividend income from shares held in receivership, which, based on the directives of the Supervisor of Banks, are included in the Bank's securities portfolio. In the same period last year a profit was also recorded from the redemption of Mastercard shares.

Operating and other income not derived from capital market activity and investment in shares totaled NIS 1,544 million in the first half of 2007, compared with NIS 1,540 million in the same period last year, an increase of 0.3%.

Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 601 million, compared with NIS 560 million in the same period last year, an increase of 7.3%, which resulted from an increase in the volume of activity.

This increase was offset by a decrease in account management fees in the amount of NIS 19 million and in income from handling credit and preparing contracts. Higher income was recorded in the first quarter of 2006, deriving from fees related to the establishment of new credit facilities in accordance with Proper Conduct of Banking Business Directive No. 325.

Operating and other expenses totaled NIS 3,717 million in the first half of 2007, compared with NIS 3,725 million in the same period last year, a decrease of 0.2%. In the second quarter, expenses totaled NIS 1,868 million, compared with NIS 1,829 million in the same period last year, an increase of 2.1%.

Salary expenses totaled NIS 2,253 million in the first half of 2007, compared with NIS 2,237 million in the same period last year, an increase of 0.7%. The increase was due to ranking and seniority costs within salaries and promotion of employees, intake of new employees, the effect of the changes in the Bank's share price on the provisions for share-based compensation plans and as a result of the acquisition of Bank Pozitif. This increase was offset by the sale of the Bank's holdings in Bank Otsar Hahayal, whose results were included in the same period last year.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 615 million, compared with NIS 619 million in the same period last year.

Other expenses totaled NIS 849 million, compared with NIS 869 million in the same period last year, a decrease of 2.3%, due to a decrease in expenses for marketing and advertising, professional services, and legal claims, and due to the cessation of consolidation of Bank Otsar Hahayal.

The coverage rate of operating and other expenses by operating and other income reached 67.3%, compared with 69.3% in the same period last year and 67.6% in the whole of 2006 (excluding the expense attributed to the bonus for profit from extraordinary transactions, the coverage rate reached 68.1%, compared with 71.0% in the same period last year and 69.3% in the whole of 2006).

The Cost-Income ratio, calculated according to the ratio of operating and other expenses to profit from financing activity before provision for doubtful debts and operating and other income, reached 58.1%, compared with 57.1% in the same period last year and 58.9% in the whole of 2006 (excluding the expense attributed to the bonus for profit from extraordinary transactions, the Cost-Income ratio reached 57.4%, compared with 55.7% in the same period last year and 57.5% in the whole of 2006).

Operating profit before taxes totaled NIS 2,296 million, compared with NIS 2,262 million in the same period last year, an increase of 1.5%.

In the second quarter, this profit totaled NIS 1,179 million, compared with NIS 1,231 million in the same period last year, a decrease of 4.2%.

The provision for taxes on operating profit totaled NIS 928 million in the first half of 2007, compared with NIS 995 million in the same period last year. The effective tax rate as a percentage of total operating profit before taxes reached 40.4%, compared to the statutory tax rate of 38.5%.

Operating profit after taxes totaled NIS 1,368 million in the first half of 2007, compared with NIS 1,267 million in the same period last year, an increase of 8.0%.

In the second quarter, this profit totaled NIS 739 million, compared with NIS 663 million in the same period last year, an increase of 11.5%.

The Bank's share in the net operating profit of equity-basis investees after taxes totaled NIS 118 million in the first half of 2007, compared with NIS 50 million in the same period last year. The majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 92 million, compared with NIS 28 million in the same period last year. The improvement in the contribution of Clal Insurance Enterprises Holdings resulted from profits from the flotation of a subsidiary and from the effect of a change in the treatment of special risks reserves by insurance companies.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 80 million in the first half of 2007, compared with NIS 34 million in the same period last year, an increase of 135.3% stemming from the minority interests' share in Bank Pozitif's profits which were consolidated for the first time in the reporting period.

Net operating profit totaled NIS 1,406 million in the first half of 2007, compared with NIS 1,283 million in the same period last year, an increase of 9.6%.

In the second quarter, net operating profit totaled NIS 716 million, compared with NIS 664 million in the same period last year, an increase of 7.8%.

Net profit from extraordinary transactions after taxes amounted to NIS 231 million in the first half of 2007, due mainly to profit from the sale of provident funds in the amount of NIS 290 million which was offset by the recording of expenses for deferred taxes related to the anticipated realization of the investments in Bank Yahav and Bank Massad, in the amount of NIS 74 million. In the same period of 2006, this profit totaled NIS 559 million, mainly due the sale of management rights of P.K.N. mutual funds and from the sale of shares of Industrial Buildings.

In the second quarter of 2007, this profit totaled NIS 286 million, mainly derived from profit from the sale of provident funds, which was offset by the recording of a deferred tax expense related to the anticipated realization of the investments in Bank Massad.

Net profit of the Bank Group totaled NIS 1,637 million in the first half of 2007, compared with NIS 1,842 million in the same period last year, a decrease of 11.1%.

In the second quarter of 2007, net profit totaled NIS 1,002 million, compared with NIS 665 million in the same period last year, an increase of 50.7%.

Net profit per share amounted to NIS 1.30 in the first half of 2007, compared with NIS 1.46 in the same period last year.

Set out below are details regarding return on equity, in annualized terms (in percent):

	For the six months ended June 30	
	2007	2006
Net return of operating profit on equity	**15.6%**	15.7%
Net return on equity	**18.3%**	22.9%

	2007		2006				
	Q2	Q1	Q4	Q3	Q2	Q1	FY 2006
Net return of operating profit on equity	**16.1%**	16.0%	15.0%	13.9%	16.2%	15.7%	14.4%
Net return on equity	**23.0%**	14.6%	17.8%	18.8%	16.2%	31.3%	19.4%

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 290.8 billion, compared with NIS 282.9 billion at the end of 2006, an increase of 2.8%.

The consolidated balance sheet as at June 30, 2006 includes the balance sheet balances of Bank Otsar Hahayal. The Bank ceased to include the balance sheet balances of Bank Otsar Hahayal subsequent to the sale of the Bank's full holdings in Bank Otsar Hahayal in August 2006. For details regarding the sale of the Bank's holdings in Bank Otsar Hahayal, see Note 7 to the Condensed Financial Statements. The balance sheet balance as at June 30, 2006, neutralizing Bank Otsar Hahayal items, totaled NIS 282.9 billion, compared with NIS 292.0 billion, as appears in the financial statements.

Set out below are the developments in the main balance sheet items:

	June 30, 2007	Dec. 31, 2006	Change	
		NIS millions		%
Total balance sheet	**290,829**	282,864	7,965	2.8
Credit to the public	**191,705**	186,463	5,242	2.8
Cash on hand and deposits with banks	**39,690**	39,750	(60)	(0.2)
Securities	**45,973**	44,456	1,517	3.4
Deposits from the public	**224,880**	217,004	7,876	3.6
Bonds and subordinated notes	**17,914**	18,384	(470)	(2.6)
Shareholders' equity	**19,214**	18,233	981	5.4

Off-Balance Sheet Activity

Set out below are the developments in the balance of off-balance sheet monetary assets of the Bank Group's customers(1):

	June 30, 2007	Dec. 31, 2006	Change	
		NIS millions		%
Mutual funds*(2)	**53,683**	44,449	9,234	20.8
Provident funds and advanced study funds**(2)	**70,748**	96,432	(25,684)	(26.6)
Customers' securities portfolios	**424,628**	379,102	45,526	12.0
Total(1)	**549,059**	519,983	29,076	5.6

* Upon completion of the sale of all mutual fund management rights, these balances reflect Bank customers' holdings in mutual funds.

** Includes assets of provident funds managed by the Bank Group which are designated for sale, in the amount of NIS 47,959 million, as noted in the Capital Market Activity section below.

(1) Including customers' assets for which the Bank Group provides management, operation, and safekeeping services.

(2) For further details regarding the sale of provident and mutual fund management rights, see Note 4 to the Condensed Financial Statements.

Credit to the public as at June 30, 2007 amounted to NIS 191.7 billion, compared with NIS 186.5 billion at the end of 2006, an increase of 2.8%.

Set out below is the development of overall credit risk* to the public, by principal sectors of the economy:

	June 30, 2007		December 31, 2006		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,640**	**0.4**	1,535	0.4	6.8
Industry	**43,618**	**11.9**	44,539	12.8	(2.1)
Construction & real estate	**55,863**	**15.2**	49,794	14.3	12.2
Electricity & water	**6,675**	**1.8**	6,535	1.9	2.1
Commerce	**23,142**	**6.3**	20,443	5.9	13.2
Hotels, hospitality & food services	**6,420**	**1.7**	5,985	1.7	7.3
Transportation & storage	**8,707**	**2.4**	8,460	2.4	2.9
Communications & computer services	**7,784**	**2.1**	7,092	2.0	9.8
Financial services	**67,314**	**18.3**	59,949	17.3	12.3
Business & other services	**13,163**	**3.6**	12,301	3.6	7.0
Public & community services	**10,047**	**2.7**	9,681	2.8	3.8
Private individuals - housing loans	**42,629**	**11.6**	39,413	11.4	8.2
Private individuals - other	**76,345**	**20.8**	77,137	22.2	(1.0)
Other debtors in respect of credit cards	**4,564**	**1.2**	4,366	1.3	4.5
Total	**367,911**	**100.0**	347,230	100.0	6.0

* Including off-balance sheet credit risk, investments in bonds by the public, and assets arising from derivative instruments executed with the public as the counter-party.

Securities held by the Bank Group totaled NIS 46.0 billion, compared with NIS 44.5 billion at the end of 2006, an increase of 3.4%, which mainly resulted, from an increase in the investment in Mortgage-Backed Securities (MBS) by about USD 550 million and was offset by the sale of government bonds.

Total deposits amounted to NIS 234.2 billion, compared with NIS 227.3 billion at the end of 2006.These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 224.9 billion, compared with NIS 217.0 billion at the end of 2006, an increase of 3.6%.

Bonds and subordinated notes totaled NIS 17.9 billion, compared with NIS 18.4 billion at the end of 2006, a decrease of 2.6%, mainly resulting from the redemption of subordinated notes and bonds.

Shareholders' equity totaled NIS 19.2 billion, compared with NIS 18.2 billion at the end of 2006, an increase of 5.4%, mainly due to the net profit in this period, which was offset by dividends paid in the amount of NIS 693 million.

The ratio of shareholders' equity to total assets reached 6.6%, compared to 6.4% at the end of 2006.

The ratio of capital to risk-weighted assets reached 10.37%, compared with 10.53% at the end of 2006.

The ratio of core (Tier 1) capital to risk assets reached 7.50%, compared with 7.41% at the end of 2006. Tier 1 capital includes subordinated capital notes in the amount of NIS 481 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes".

The ratio of supplementary (Tier 2) capital to risk assets reached 2.89%, compared with 3.13% at the end of 2006. Tier 2 capital includes upper Tier 2 capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 1,460 million on June 30, 2007, and contributed 0.56 percentage points to the overall capital ratio.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six principal segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division in decision-making and in analysis of the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2006.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit

	For the six months ended June 30			For the three months ended June 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**168**	178	(5.6)	**87**	107	(18.7)
Private Banking Segment	**258**	270	(4.4)	**136**	125	8.8
Small Business Segment	**116**	100	16.0	**55**	39	41.0
Commercial Segment	**59**	37	59.5	**28**	21	33.3
Corporate Segment	**582**	441	32.0	**290**	192	51.0
Financial Management Segment	**206**	232	(11.2)	**112**	165	(32.1)
Others and Adjustments	**17**	25	(32.0)	**8**	15	(46.7)
Total	**1,406**	1,283	9.6	**716**	664	7.8

B. Net Profit*

	For the six months ended June 30			For the three months ended June 30		
	2007	2006	Change	**2007**	2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**274**	238	15.1	**234**	107	118.7
Private Banking Segment	**345**	683	(49.5)	**223**	125	78.4
Small Business Segment	**136**	131	3.8	**75**	39	92.3
Commercial Segment	**64**	43	48.8	**33**	21	57.1
Corporate Segment	**594**	441	34.7	**302**	192	57.3
Financial Management Segment	**212**	281	(24.6)	**128**	166	(22.9)
Others and Adjustments	**12**	25	(52.0)	**7**	15	(53.3)
Total	**1,637**	1,842	(11.1)	**1,002**	665	50.7

* Net profit, according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets (mutual fund management rights and provident fund management rights). In the first half of 2007, this included profit in the amount of NIS 290 million from the sale of provident funds, less a loss in the amount of NIS 74 million, which mainly resulted from the recording of expenses for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad. Most of this profit was attributed to the Households Segment. In the first half of 2006, profit was recorded in the amount of NIS 558 million, mostly derived from the sale of management rights of P.K.N. mutual funds. Most of the contribution was allocated to the Private Banking Segment, in the amount of NIS 413 million, and to the Households Segment, in the amount of NIS 60 million.

C. Balance Sheet Balances

	Credit to the public			Deposits from the public		
	June 30, 2007	Dec. 31, 2006	Change	**June 30, 2007**	Dec. 31, 2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**42,007**	40,816	2.9	**35,484**	35,876	(1.1)
Private Banking Segment	**21,157**	19,362	9.3	**112,210**	107,341	4.5
Small Business Segment	**18,472**	18,594	(0.7)	**16,257**	16,289	(0.2)
Commercial Segment	**15,341**	14,439	6.2	**7,192**	6,691	7.5
Corporate Segment	**94,262**	92,275	2.2	**35,295**	28,743	22.8
Financial Management Segment	**466**	977	(52.3)	**18,442**	22,064	(16.4)
Total	**191,705**	186,463	2.8	**224,880**	217,004	3.6

D. The Public's Assets

	The public's assets under management		
	June 30, 2007	Dec. 31, 2006	Change
	NIS millions		%
Households segment	**33,383**	44,868	(25.6)
Private Banking segment	**141,868**	126,165	12.4
Small Business segment	**15,522**	14,474	7.2
Commercial segment	**8,466**	8,095	4.6
Corporate segment	**306,483**	276,532	10.8
Others and Adjustments	**43,337**	49,849	(13.1)
Total	**549,059**	519,983	5.6

Set out below are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net operating profit in the Households Segment totaled NIS 168 million, compared with NIS 178 million in the same period last year, a decrease of 5.6%. The segment's income totaled NIS 1,669 million in the first half of 2007, compared with NIS 1,764 million in the same period last year, a decrease of 5.4%.The decrease is due to lower income from capital markets as a result of the sales of provident funds and mutual funds attributed to the segment's customers and a decrease in income from housing finance and from the cessation of the consolidation of Bank Otsar Hahayal.

Financing income totaled NIS 983 million for the first half of 2007, compared with NIS 930 million for the corresponding period last year (neutralizing for the sale of Bank Otsar Hahayal), an increase of 5.7% which is mainly due to the increase in consumer credit.

The provision for doubtful debts totaled NIS 89 million in the first half of 2007, compared with NIS 62 million in the same period last year.

The segment's expenses decreased by 6.1% and amounted to NIS 1,252 million, compared with NIS 1,333 million in the same period last year, mainly due to a decrease in salary expenses and due to the cessation of consolidation of Bank Otsar Hahayal.

The segment's results include an extraordinary loss profit of NIS 106 million which reflects the segment's share of profits from the sale of provident fund which was offset by the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad. In the same period last year, the segment's results included extraordinary profit reflecting the segment's share of the profit from the sale of management rights of P.K.N. mutual funds, in the amount of NIS 60 million.

Net profit of the Households Segment totaled NIS 274 million, compared with NIS 238 million in the same period last year, an increase of 15.1%, mostly due to the increase in profits from extraordinary transactions as mentioned above.

Credit to the public totaled NIS 42.0 billion on June 30, 2007, compared with NIS 40.8 billion at the end of 2006, an increase of 2.9%.

Deposits from the public totaled NIS 35.5 billion on June 30, 2007, compared with NIS 35.9 billion at the end of 2006.

Set out below are data regarding new loans granted and refinancing of loans, for purchases of homes and via mortgages of homes:

	For the six months ended June 30	
	2007	2006
	NIS millions	
From Finance Ministry funds:		
Loans	**202**	214
Grants	**7**	4
Total Finance Ministry funds	**209**	218
Loans from Bank funds:	**2,725**	2,305
Total new loans	**2,934**	2,523
Old loans refinanced from Bank funds	**671**	371
Total loans granted	**3,605**	2,894

Set out below are the condensed results of operations of the Households Segment:

	For the six months ended June 30, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**573**	**21**	**3**	**609**	**1,206**
- Inter-segmental	**300**	**-**	**-**	**(523)**	**(223)**
Operating and other income:					
- From externals	**312**	**264**	**94**	**55**	**725**
- Inter-segmental	**(30)**	**-**	**(9)**	**-**	**(39)**
Total income	**1,155**	**285**	**88**	**141**	**1,669**
Provision for doubtful debts	**64**	**-**	**-**	**25**	**89**
Operating and other expenses:					
- From externals	**1,091**	**154**	**51**	**71**	**1,367**
- Inter-segmental	**(115)**	**-**	**-**	**-**	**(115)**
Operating profit before taxes	**115**	**131**	**37**	**45**	**328**
Provision for taxes on operating profit	**47**	**54**	**15**	**19**	**135**
Operating profit after taxes	**68**	**77**	**22**	**26**	**193**
Minority interests' share in profits of consolidated companies	**(8)**	**(7)**	**(10)**	**-**	**(25)**
Net operating profit	**60**	**70**	**12**	**26**	**168**
Net profit (loss) from extraordinary transactions, after taxes[2]	**(51)**	**-**	**157**	**-**	**106**
Net profit*	**9**	**70**	**169**	**26**	**274**
Net Return of operating profit on equity[3]	**12.2%**	**45.3%**	**-**	**3.7%**	**12.4%**
Net Return on equity*[3]	**1.8%**	**45.3%**	**-**	**3.7%**	**20.7%**
Average balance of assets	**22,125**	**5,809**	**-**	**20,515**	**48,449**
Average balance of liabilities	**35,437**	**5,796**	**-**	**-**	**41,233**
Average balance of risk assets	**15,923**	**5,380**	**-**	**17,248**	**38,551**
Average balance of provident fund, mutual fund, and advanced study fund assets	**-**	**-**	**27,103**	**-**	**27,103**
Average balance of other assets under management	**-**	**-**	**4,963**	**-**	**4,963**
Average balance of securities in custody	**-**	**-**	**8,110**	**-**	**8,110**
Balance of Credit to the Public	**15,935**	**5,538**	**-**	**20,534**	**42,007**
Balance of Deposits from the Public	**35,484**	**-**	**-**	**-**	**35,484**

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets that are attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) Including the segment's profit from the sale of provident funds, which was offset by a loss due to the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the six months ended June 30, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	610	19	3	711	1,343
- Inter-segmental	278	-	-	(614)	(336)
Operating and other income:					
- From externals	331	278	120	66	795
- Inter-segmental	(30)	-	(8)	-	(38)
Total income	1,189	297	115	163	1,764
Provision for doubtful debts	36	-	-	26	62
Operating and other expenses:					
- From externals	1,152	168	58	67	1,445
- Inter-segmental	(112)	-	-	-	(112)
Operating profit before taxes	113	129	57	70	369
Provision for taxes on operating profit	50	57	25	31	163
Operating profit after taxes	63	72	32	39	206
Minority interests' share in profits of consolidated companies	(9)	(10)	(9)	-	(28)
Net operating profit	54	62	23	39	178
Net profit from extraordinary transactions, after taxes[2]	-	-	60	-	60
Net profit*	54	62	83	39	238
Net Return of operating profit on equity[3]	11.3%	49.2%	-	6.5%	14.8%
Net Return on equity*[3]	11.3%	49.2%	-	6.5%	20.0%
Average balance of assets	23,354	5,357	155	20,462	49,328
Average balance of liabilities	37,253	5,437	85	-	42,775
Average balance of risk assets	16,589	4,711	-	16,054	37,354
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	32,220	-	32,220
Average balance of other assets under management	-	-	2,901	-	2,901
Average balance of securities in custody	-	-	8,199	-	8,199
Balance of Credit to the Public on December 31, 2006	14,849	5,355	-	20,612	40,816
Balance of Deposits from the Public on December 31, 2006	35,876	-	-	-	35,876

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) Including the segment's share of the profits from the sale of management rights of the Mutual Fund P.K.N.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the three months ended June 30, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**212**	**11**	**2**	**415**	**640**
- *Inter-segmental*	**227**	**-**	**-**	**(372)**	**(145)**
Operating and other income:					
- From externals	**157**	**129**	**39**	**27**	**352**
- Inter-segmental	**(14)**	**-**	**(5)**	**-**	**(19)**
Total income	**582**	**140**	**36**	**70**	**828**
Provision for doubtful debts	**38**	**-**	**-**	**13**	**51**
Operating and other expenses:					
- From externals	**534**	**76**	**25**	**35**	**670**
- Inter-segmental	**(57)**	**-**	**-**	**-**	**(57)**
Operating profit before taxes	**67**	**64**	**11**	**22**	**164**
Provision for taxes on operating profit	**26**	**24**	**3**	**9**	**62**
Operating profit after taxes	**41**	**40**	**8**	**13**	**102**
Minority interests' share in profits of consolidated companies	**(6)**	**(4)**	**(5)**	**-**	**(15)**
Net operating profit	**35**	**36**	**3**	**13**	**87**
Net profit (loss) from extraordinary transactions, after taxes[2]	**(10)**	**-**	**157**	**-**	**147**
Net profit*	**25**	**36**	**160**	**13**	**234**

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

(2) Including the segment's profit from the sale of provident funds, which was offset by a loss due to the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the three months ended June 30, 2006				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	392	9	1	396	798
- Inter-segmental	67	-	-	(347)	(280)
Operating and other income:					
- From externals	173	144	58	33	408
- Inter-segmental	(14)	-	(4)	-	(18)
Total income	618	153	55	82	908
Provision for doubtful debts	20	-	-	6	26
Operating and other expenses:					
- From externals	560	89	30	34	713
- Inter-segmental	(54)	-	-	-	(54)
Operating profit before taxes	92	64	25	42	223
Provision for taxes on operating profit	41	30	12	19	102
Operating profit after taxes	51	34	13	23	121
Minority interests' share in profits of consolidated companies	(5)	(5)	(4)	-	(14)
Net profit	46	29	9	23	107

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

- In July 2007, the Banking (Service to Customers) Law, 1981, was amended with the addition of Section B2, concerning "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:

  According to the Fee Section, the Governor of the Bank of Israel is supposed to establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculations of the fees that may be charged for such services.

  The Governor may determine types of services to which his directives regarding the manner of calculation of fees will not apply.

  A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it.

  A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly 30 days in advance.

  In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:

  1. The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;
  2. A customer can only receive the service from the banking corporation where his account is maintained;
  3. In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the public's best interests.

  With regard to services subject to supervision, the Governor may determine any of the following through an order:

  1. The amount or rate of the fee to be charged for the service;
  2. The maximum amount or rate of the fee that may be charged for the service;
  3. A prohibition on charging fees for the service.

  The list of services and rates is to be determined by the Governor of the Bank of Israel within three months from the publication of the amendment to the law, i.e. by October 5, 2007; however, the Governor, with the approval of the Knesset Economic Affairs Committee, may postpone the publication for a period not to exceed three additional months.

  It is possible that the decision of the Governor of the Bank of Israel, according to the Fee Section, may have a negative effect on the Bank's financial results; however, at this stage the Bank cannot determine that this will be the case, and cannot estimate the extent of such an effect, if any.

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration that Isracard is the holder of a monopoly, see the Subsidiary and Affiliated Companies section below.
- The Supervisor of Banks has published Proper Conduct of Banking Business Directive No. 325 (hereinafter: the "Directive"), which prohibits deviations from approved credit limits in current accounts, and requires current account credit limits to be grounded in a signed agreement with the customer.

  During the period, the Bank was preparing for the end of the transitional period, during which the Bank was permitted to continue to assign current account credit limits unilaterally until July 1, 2007 - the date on which the section prohibiting unilateral assignment of current account credit limits for account holders who did not sign a credit framework agreement with the Bank takes effect.

As of July 1, 2007, the Bank is able to unilaterally enlarge current account credit limits, under certain circumstances, only for customers who have signed an initial credit limit agreement for their current accounts.

Even after said date, no material change occurred in the routine activity of the segment.

For further details regarding the Supervisor of Banks' directive concerning current account credit limit deviations, see the Households Segment section in the Financial Statements as at December 31, 2006.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Private Banking Segment

Net operating profit of the Private Banking Segment totaled NIS 258 million in the first half of 2007, compared with NIS 270 million in the same period last year, a decrease of 4.4% stemming from a decrease in income from capital markets as a result of the sales of provident funds and mutual funds attributed to the segment and from the erosion of the segment's investments abroad due to the changes in the exchange rates of foreign currencies.

The segment's income in the first half of 2007 totaled NIS 1,393 million, compared with NIS 1,470 million in the same period last year, a decrease of 5.2%, due to a decrease in income from capital markets as a result of the sale of mutual fund and provident fund management rights, which were an important component in the segment's income, and from the cessation of consolidation of Bank Otsar Hahayal. Likewise, income from activity abroad decreased due to lower operating income.

The provision for doubtful debts totaled NIS 10 million, compared with NIS 14 million in the same period last year.

Income from credit card activity totaled NIS 114 million, compared with NIS 120 million in the same period last year, a decrease of 5.0%, as a result of the cessation of consolidation of Bank Otsar Hahayal.

The segment's expenses totaled NIS 939 million, compared with NIS 968 million in the same period last year, a decrease of 3%.

The segment's results include a profit from extraordinary transactions in the amount of NIS 87 million, mainly reflecting the segment's share in profits from the sale of the activity of provident funds. In the same period last year, the segment's results included net profit from extraordinary transactions reflecting the segment's share of profits from the sale of management rights of P.K.N. mutual funds, in the amount of NIS 413 million.

Net profit of the Private Banking Segment totaled NIS 345 million, compared with NIS 683 million in the same period last year, a decrease of 49.5%.

Credit to the public totaled NIS 21.2 billion on June 30, 2007, compared with NIS 19.4 billion at the end of 2006, an increase of 9.3%.

Deposits from the public totaled NIS 112.2 billion on June 30, 2007, compared with NIS 107.3 billion at the end of 2006, an increase of 4.5%.

Set out below are the condensed operating results of the Private Banking Segment:

	For the six months ended June 30, 2007					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	(1,461)	8	15	160	(577)	(1,855)
- Inter-segmental	1,981	-	-	(143)	715	2,553
Operating and other income:						
- From externals	83	106	359	10	222	780
- Inter-segmental	(15)	-	(67)	-	(3)	(85)
Total income	588	114	307	27	357	1,393
Provision for doubtful debts	3	-	-	7	-	10
Operating and other expenses:						
- From externals	429	59	145	15	273	921
- Inter-segmental	18	-	-	-	-	18
Operating profit before taxes	138	55	162	5	84	444
Provision for taxes on operating profit	57	23	67	2	33	182
Operating profit after taxes	81	32	95	3	51	262
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	(4)
Net operating profit	77	32	95	3	51	258
Net profit (loss) from extraordinary transactions, after taxes[2]	(4)	-	91	-	-	87
Net profit*	73	32	186	3	51	345
Net Return of operating profit on equity[3]	66.6%	42.0%	-	1.8%	27.9%	49.5%
Net Return on equity[3]	62.7%	42.0%	-	1.8%	27.9%	68.4%
Average balance of assets	5,200	2,441	-	5,905	8,353	21,899
Average balance of liabilities	82,204	2,338	-	-	28,957	113,499
Average balance of risk assets	3,443	2,170	-	3,493	4,029	13,135
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	53,147	-	4,364	57,511
Average balance of other assets under management	-	-	359	-	3,295	3,654
Average balance of securities in custody	-	-	48,021	-	27,748	75,769
Balance of Credit to the Public	5,641	2,233	-	6,226	7,057	21,157
Balance of Deposits from the Public	83,609	-	-	-	28,601	112,210

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) Including the segment's profit from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the six months ended June 30, 2006					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	(672)	8	15	165	(152)	(636)
- Inter-segmental	1,188	-	-	(148)	299	1,339
Operating and other income:						
- From externals	81	112	387	11	247	838
- Inter-segmental	(12)	-	(57)	-	(2)	(71)
Total income	585	120	345	28	392	1,470
Provision for doubtful debts	7	-	-	7	-	14
Operating and other expenses:						
- From externals	444	63	163	14	269	953
- Inter-segmental	15	-	-	-	-	15
Operating profit before taxes	119	57	182	7	123	488
Provision for taxes on operating profit	54	25	81	3	50	213
Operating profit after taxes	65	32	101	4	73	275
Minority interests' share in profits of consolidated companies	(5)	-	-	-	-	(5)
Net operating profit	60	32	101	4	73	270
Net profit from extraordinary transactions, after taxes[2]	-	-	413	-	-	413
Net profit*	60	32	514	4	73	683
Net Return of operating profit on equity[3]	57.0%	56.3%	-	2.8%	36.3%	55.8%
Net Return on equity*[3]	57.0%	56.3%	-	2.8%	36.3%	165.1%
Average balance of assets	4,794	2,265	-	5,730	8,723	21,512
Average balance of liabilities	83,231	2,193	-	-	28,341	113,765
Average balance of risk assets	3,333	1,798	-	3,246	4,831	13,208
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	55,749	-	5,998	61,747
Average balance of other assets under management	-	-	476	-	2,571	3,047
Average balance of securities in custody	-	-	34,419	-	28,947	63,366
Balance of Credit to the Public on December 31, 2006	4,964	2,160	-	5,652	6,586	19,362
Balance of Deposits from the Public on December 31, 2006	82,339	-	-	-	25,002	107,341

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) Mainly includes profit attributed to the segment from the sale of the management rights of P.K.N. mutual funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended June 30, 2007					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	**(1,363)**	**3**	**8**	**111**	**(430)**	**(1,671)**
- Inter-segmental	**1,623**	**-**	**-**	**(102)**	**508**	**2,029**
Operating and other income:						
- From externals	**41**	**51**	**190**	**5**	**116**	**403**
- Inter-segmental	**(8)**	**-**	**(35)**	**-**	**(2)**	**(45)**
Total income	**293**	**54**	**163**	**14**	**192**	**716**
Provision for doubtful debts	**5**	**-**	**-**	**4**	**-**	**9**
Operating and other expenses:						
- From externals	**209**	**29**	**76**	**8**	**148**	**470**
- Inter-segmental	**8**	**-**	**-**	**-**	**-**	**8**
Operating profit before taxes	**71**	**25**	**87**	**2**	**44**	**229**
Provision for taxes on operating profit	**26**	**10**	**34**	**1**	**18**	**89**
Operating profit after taxes	**45**	**15**	**53**	**1**	**26**	**140**
Minority interests' share in profits of consolidated companies	**(4)**	**-**	**-**	**-**	**-**	**(4)**
Net operating profit (loss)	**41**	**15**	**53**	**1**	**26**	**136**
Net profit (loss) from extraordinary transactions, after taxes[2]	**(4)**	**-**	**91**	**-**	**-**	**87**
Net profit*	**37**	**15**	**144**	**1**	**26**	**223**

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) Including the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended June 30, 2006					
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activity before provision for doubtful debts:						
- From externals	423	4	7	93	(18)	509
- Inter-segmental	(158)	-	-	(85)	91	(152)
Operating and other income:						
- From externals	39	58	172	5	126	400
- Inter-segmental	(6)	-	(28)	-	(1)	(35)
Total income	298	62	151	13	198	722
Provision for doubtful debts	2	-	-	2	-	4
Operating and other expenses:						
- From externals	211	33	81	7	138	470
- Inter-segmental	7	-	-	-	-	7
Operating profit before taxes	78	29	70	4	60	241
Provision for taxes on operating profit	37	13	35	2	26	113
Operating profit after taxes	41	16	35	2	34	128
Minority interests' share in profits of consolidated companies	(3)	-	-	-	-	(3)
Net profit	38	16	35	2	34	125

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

- With regard to The Supervisor of Banks' Directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- With regard to regulatory intervention in the area of banking fees, see the Households Segment section above.
- With regard to the involvment of the Antitrust Commissioner in the area of credit cards and the declaration of Isracard as a monopoly, see the Subsidiairies and Affiliates section below.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 136 million, compared with NIS 131 million in the same period last year; an increase of 3.8%.

The segment's income totaled NIS 744 million in the first half of 2007, compared with NIS 764 million in the same period last year; a decrease of 2.6%.

The provision for doubtful debts totaled NIS 101 million in the first half of 2007, compared with NIS 110 million in the same period last year.

The segment's expenses totaled NIS 443 million, compared with NIS 469 million in the same period last year; a decrease of 5.5%.

The segment's results include a profit from extraordinary transactions in the amount of NIS 20 million, mainly reflecting the segment's share in profits from the sale of the activity of provident funds. In the same period last year, the segment's results included net profit from extraordinary transactions mainly reflecting the segment's share of profits from the sale of management rights of P.K.N. mutual funds, in the amount of NIS 31 million.

Set out below are the condensed operating results of the Small Business Segment:

	For the six months ended June 30, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	397	3	2	86	488
- Inter-segmental	98	-	-	(74)	24
Operating and other income:					
- From externals	169	42	40	4	255
- Inter-segmental	(16)	-	(7)	-	(23)
Total income	648	45	35	16	744
Provision for doubtful debts	97	-	-	4	101
Operating and other expenses:					
- From externals	380	23	14	5	422
- Inter-segmental	21	-	-	-	21
Operating profit before taxes	150	22	21	7	200
Provision for taxes on operating profit	62	9	9	3	83
Operating profit after taxes	88	13	12	4	117
Minority interests' share in profits of consolidated companies	(1)	-	-	-	(1)
Net operating profit	87	13	12	4	116
Net profit (loss) from extraordinary transactions, after taxes[2]	(5)	-	25	-	20
Net profit*	82	13	37	4	136
Net Return of operating profit on equity[3]	25.6%	51.8%	-	5.4%	26.6%
Net Return on equity[3]	24.1%	51.8%	-	5.4%	31.5%
Average balance of assets	15,033	877	-	2,987	18,897
Average balance of liabilities	16,027	935	-	-	16,962
Average balance of risk assets	11,225	868	-	1,795	13,888
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	8,572	-	8,572
Average balance of other assets under management	-	-	17	-	17
Average balance of securities in custody	-	-	6,127	-	6,127
Balance of Credit to the Public	14,518	893	-	3,061	18,472
Balance of Deposits from the Public	16,257	-	-	-	16,257

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) Including the segment's profit from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the six months ended June 30, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	630	4	2	96	732
- Inter-segmental	(136)	-	-	(84)	(220)
Operating and other income:					
- From externals	180	45	42	5	272
- Inter-segmental	(14)	-	(6)	-	(20)
Total income	660	49	38	17	764
Provision for doubtful debts	106	-	-	4	110
Operating and other expenses:					
- From externals	406	24	16	5	451
- Inter-segmental	18	-	-	-	18
Operating profit before taxes	130	25	22	8	185
Provision for taxes on operating profit	58	11	10	4	83
Operating profit after taxes	72	14	12	4	102
Minority interests' share in profits of consolidated companies	(2)	-	-	-	(2)
Net operating profit	70	14	12	4	100
Net profit from extraordinary transactions, after taxes[2]	-	-	31	-	31
Net profit*	70	14	43	4	131
Net Return of operating profit on equity[3]	20.0%	82.3%	-	6.4%	23.4%
Net Return on equity*[3]	20.0%	82.3%	-	6.4%	31.2%
Average balance of assets	15,442	800	-	2,948	19,190
Average balance of liabilities	14,617	877	-	-	15,494
Average balance of risk assets	12,403	679	-	1,670	14,752
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	8,766	-	8,766
Average balance of other assets under management	-	-	28	-	28
Average balance of securities in custody	-	-	4,069	-	4,069
Balance of Credit to the Public on December 31, 2006	14,816	863	-	2,915	18,594
Balance of Deposits from the Public on December 31, 2006	16,289	-	-	-	16,289

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) Mainly includes profit attributed to the segment from the sale of the management rights of P.K.N. mutual funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended June 30, 2007				
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**111**	**2**	**1**	**59**	**173**
- Inter-segmental	**142**	**-**	**-**	**(53)**	**89**
Operating and other income:					
- From externals	**84**	**20**	**22**	**2**	**128**
- Inter-segmental	**(8)**	**-**	**(4)**	**-**	**(12)**
Total income	**329**	**22**	**19**	**8**	**378**
Provision for doubtful debts	**67**	**-**	**-**	**2**	**69**
Operating and other expenses:					
- From externals	**189**	**11**	**7**	**2**	**209**
- Inter-segmental	**11**	**-**	**-**	**-**	**11**
Operating profit before taxes	**62**	**11**	**12**	**4**	**89**
Provision for taxes on operating profit	**22**	**4**	**5**	**2**	**33**
Operating profit after taxes	**40**	**7**	**7**	**2**	**56**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**(1)**
Net operating profit	**39**	**7**	**7**	**2**	**55**
Net profit (loss) from extraordinary transactions, after taxes(2)	**(5)**	**-**	**25**	**-**	**20**
Net profit*	**34**	**7**	**32**	**2**	**75**

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) Including the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended June 30, 2006				
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	432	3	1	54	490
- Inter-segmental	(178)	-	-	(49)	(227)
Operating and other income:					
- From externals	86	23	20	3	132
- Inter-segmental	(6)	-	(3)	-	(9)
Total income	334	26	18	8	386
Provision for doubtful debts	79	-	-	1	80
Operating and other expenses:					
- From externals	195	12	9	3	219
- Inter-segmental	9	-	-	-	9
Operating profit before taxes	51	14	9	4	78
Provision for taxes on operating profit	25	6	5	2	38
Operating profit after taxes	26	8	4	2	40
Minority interests' share in profits of consolidated companies	(1)	-	-	-	(1)
Net profit	25	8	4	2	39

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the segment's activity

- With regard to The Supervisor of Banks' directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- With regard to the regulatory intervention in the area of banking fees, see the Households Segment section above.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Commercial Segment

Net profit of the Commercial Segment totaled NIS 64 million, compared with NIS 43 million in the same period last year, an increase of 48.8%. The segment's income totaled NIS 293 million in the first half of 2007, compared with NIS 300 million in the same period last year, a decrease of 2.3%.

The provision for doubtful debts in the first half of 2007 totaled NIS 67 million, compared with NIS 87 million in the same period last year.

The segment's results include a profit from extraordinary transactions in the amount of NIS 5 million, mainly reflecting the segment's share in profits from the sale of the activity of provident funds. In the same period last year, the segment's results included net profit from extraordinary transactions reflecting the segment's share of profits from the sale of management rights of P.K.N. mutual funds, in the amount of NIS 6 million.

Credit to the public totaled NIS 15.3 billion on June 30, 2007, compared with NIS 14.4 billion at the end of 2006, an increase of 6.2%.

Deposits from the public totaled NIS 7.2 billion on June 30, 2007, compared with NIS 6.7 billion at the end of 2006, an increase of 7.5%.

Set out below are the condensed operating results of the Commercial Segment:

	For the six months ended June 30, 2007		
	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	216	147	363
- Inter-segmental	(52)	(74)	(126)
Operating and other income:			
- From externals	57	11	68
- Inter-segmental	(12)	-	(12)
Total income	209	84	293
Provision for doubtful debts	51	16	67
Operating and other expenses:			
- From externals	84	13	97
- Inter-segmental	30	-	30
Operating profit before taxes	44	55	99
Provision for taxes on operating profit	18	22	40
Net operating profit	26	33	59
Net profit from extraordinary transactions, after taxes[(2)]	5	-	5
Net profit*	31	33	64
Net return of operating profit on equity[(3)]	8.4%	24.8%	13.4%
Net return on equity[(3)]	10.1%	24.8%	14.6%
Average balance of assets	10,796	4,081	14,877
Average balance of liabilities	6,393	708	7,101
Average balance of risk assets	10,678	3,615	14,293
Average balance of provident fund, mutual fund, and advanced study fund assets	3,584	-	3,584
Average balance of other assets under management	7	-	7
Average balance of securities in custody	4,277	-	4,277
Balance of Credit to the Public	11,092	4,249	15,341
Balance of Deposits from the Public	6,411	781	7,192

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Includes credit card and capital market activity.

(2) Includes mainly the segment's share of profits from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the six months ended June 30, 2006		
	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	369	99	468
- Inter-segmental	(184)	(37)	(221)
Operating and other income:			
- From externals	56	11	67
- Inter-segmental	(13)	(1)	(14)
Total income	228	72	300
Provision for doubtful debts	50	37	87
Operating and other expenses:			
- From externals	98	20	118
- Inter-segmental	30	-	30
Operating profit before taxes	50	15	65
Provision for taxes on operating profit	22	6	28
Operating profit after taxes	28	9	37
Net profit from extraordinary transactions, after taxes[(2)]	6	-	6
Net profit	34	9	43
Net return of operating profit on equity[(3)]	10.2%	8.0%	9.6%
Net return on equity*[(3)]	12.4%	8.0%	11.2%
Average balance of assets	10,273	3,446	13,719
Average balance of liabilities	4,963	924	5,887
Average balance of risk assets	10,408	3,070	13,478
Average balance of provident fund, mutual fund, and advanced study fund assets	3,775	-	3,775
Average balance of other assets under management	21	-	21
Average balance of securities in custody	3,658	-	3,658
Balance of Credit to the Public on December 31, 2006	10,814	3,625	14,439
Balance of Deposits from the Public on December 31, 2006	6,009	682	6,691

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Includes credit card and capital market activity.

(2) Mainly includes profit attributed to the segment from the sale of management rights of P.K.N. mutual funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended June 30, 2007		
	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	**79**	**106**	**185**
- Inter-segmental	**3**	**(70)**	**(67)**
Operating and other income:			
- From externals	**29**	**5**	**34**
- Inter-segmental	**(6)**	**-**	**(6)**
Total income	**105**	**41**	**146**
Provision for doubtful debts	**39**	**(1)**	**38**
Operating and other expenses:			
- From externals	**41**	**7**	**48**
- Inter-segmental	**16**	**-**	**16**
Operating profit before taxes	**9**	**35**	**44**
Provision for taxes on operating profit	**3**	**13**	**16**
Net operating profit	**6**	**22**	**28**
Net profit from extraordinary transactions, after taxes[(2)]	**5**	**-**	**5**
Net profit*	**11**	**22**	**33**

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Includes credit card and capital market activity.

(2) Includes mainly the segment's share of profits from the sale of provident funds.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended June 30, 2006		
	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activity before provision for doubtful debts:			
- From externals	207	32	239
- Inter-segmental	(107)	(1)	(108)
Operating and other income:			
- From externals	27	6	33
- Inter-segmental	(6)	(1)	(7)
Total income	121	36	157
Provision for doubtful debts	30	16	46
Operating and other expenses:			
- From externals	47	10	57
- Inter-segmental	17	-	17
Operating profit before taxes	27	10	37
Provision for taxes on operating profit	12	4	16
Net profit	15	6	21

(1) Includes credit card and capital market activity.

Restrictions and supervision of the segment's activity

- With regard to the Supervisor of Banks' directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- With regard to the regulatory intervention in the area of banking fees, see the Households Segment section above.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Corporate Segment

Segment structure

The Bank's Corporate Segment mainly operates through the Corporate Division within the Corporate Area, and through the Bank's branches abroad and since 2007, through Bank Pozitif.

The Corporate Division provides a range of banking services to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity.

The Corporate Division is divided into four sectors, each handled by Customer Relations Managers (CRMs) specializing in specific areas. Customer Relations Managers coordinate all banking services for customers assigned to them.

The Corporate Division also contains a unit specializing in handling foreign trade transactions for business customers, as well as the Credit Management Services Unit. The Credit Management Services Unit includes, a unit responsible for analyzing credit applications in the segment, and an additional unit responsible for financing and monitoring infrastructure projects.

During the second quarter of 2007, gradual implementation of a structural change began, aimed at clearly differentiating the various activities carried out within the Division, with a focus on each of the following areas:

- Management of the overall business relationship with customers.
- Credit risk analysis.
- Routine credit management.

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 594 million, compared with NIS 441 million in the same period last year, an increase of 34.7%, mainly resulting from a decrease in the provisions for doubtful debts and from income from shares.

The segment's income totaled NIS 1,546 million in the first half of 2007, compared with NIS 1,364 million in the same period last year, an increase of 13.3%. The increase in income mainly resulted from the consolidation of Bank Pozitif for the first time and from the activity of the Bank's branches in the United States.

The provision for doubtful debts totaled NIS 116 million in the first half of 2007, compared with NIS 265 million in the same period last year, a 56.2% decrease, resulting from improvement in the repayment capability of borrowers, mainly in the construction and real estate sector, the financial services and the hotels sector.

A profit of NIS 86 million was recorded in the area of construction and real estate, compared with NIS 11 million in the same period last year. The improvement mainly resulted from a decrease in expenses for doubtful debts and from an increase in profit from financing activity.

Profit from the segment's activity abroad increased from NIS 61 million in the same period last year to NIS 111 million, mainly as a result of the inclusion of the results of operation of Bank Pozitif and the increased profitability of the Bank's branches activity in the U.S.

Credit to the public totaled NIS 94.3 billion on June 30, 2007, compared with NIS 92.3 billion at the end of 2006, an increase of 2.2%.

Deposits from the public totaled NIS 35.3 billion on June 30, 2007, compared with NIS 28.7 billion at the end of 2006, an increase of 22.8%.

Set out below are the condensed operating results of the Corporate Segment:

	For the six months ended June 30, 2007			
	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	1,303	742	525	2,570
- Inter-segmental	(720)	(488)	(159)	(1,367)
Operating and other income:				
- From externals	270	22	51	343
- Inter-segmental	1	(1)	-	-
Total income	854	275	417	1,546
Provision for doubtful debts	21	92	3	116
Operating and other expenses:				
- From externals	138	32	166	336
- Inter-segmental	40	5	-	45
Operating profit before taxes	655	146	248	1,049
Provision for taxes on operating profit	270	60	87	417
Operating profit after taxes	385	86	161	632
Minority interests' share in (profits) losses of consolidated companies	-	-	(50)	(50)
Net operating profit	385	86	111	582
Net profit from extraordinary transactions, after taxes[2]	12	-	-	12
Net profit*	397	86	111	594
Net return of operating profit on equity[3]	26.7%	9.6%	16.8%	19.4%
Net return on equity*[3]	27.5%	9.6%	16.8%	19.8%
Average balance of assets	53,922	24,882	18,684	97,488
Average balance of liabilities	27,495	3,652	5,344	36,491
Average balance of risk assets	52,788	21,114	17,770	94,672
Average balance of provident fund, mutual fund, and advanced study fund assets	12,820	-	-	12,820
Average balance of other assets under management	16,423	-	-	16,423
Average balance of securities in custody	265,005	-	-	265,005
Balance of Credit to the Public	53,714	25,914	14,634	94,262
Balance of Deposits from the Public	27,330	4,939	3,026	35,295

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Includes credit card and capital market activity.

(2) Including the segment's profit from the sale of provident funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the six months ended June 30, 2006			
	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	1,272	653	375	2,300
- Inter-segmental	(578)	(424)	(196)	(1,198)
Operating and other income:				
- From externals	227	16	13	256
- Inter-segmental	6	-	-	6
Total income	927	245	192	1,364
Provision for doubtful debts	79	184	2	265
Operating and other expenses:				
- From externals	147	34	88	269
- Inter-segmental	40	7	-	47
Operating profit before taxes	661	20	102	783
Provision for taxes on operating profit	292	9	41	342
Net profit	369	11	61	441
Net return of operating profit on equity[2]	24.5%	1.4%	9.8%	15.0%
Net return on equity[2]	24.5%	1.4%	9.8%	15.0%
Average balance of assets	62,388	23,773	14,211	100,372
Average balance of liabilities	23,946	2,551	3,228	29,725
Average balance of risk assets	57,674	23,976	17,694	99,344
Average balance of provident fund, mutual fund, and advanced study fund assets	15,674	-	-	15,674
Average balance of other assets under management	10,220	-	-	10,220
Average balance of securities in custody	210,580	-	-	210,580
Balance of Credit to the Public on December 31, 2006	56,966	22,781	12,528	92,275
Balance of Deposits from the Public on December 31, 2006	22,609	2,670	3,464	28,743

(1) Includes credit card and capital market activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended June 30, 2007			
	Banking and financial services(1)	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	832	503	272	1,607
- Inter-segmental	(563)	(377)	(45)	(985)
Operating and other income:				
- From externals	78	16	33	127
- Inter-segmental	1	(1)	-	-
Total income	348	141	260	749
Provision for doubtful debts	(22)	56	1	35
Operating and other expenses:				
- From externals	68	17	98	183
- Inter-segmental	20	2	-	22
Operating profit before taxes	282	66	161	509
Provision for taxes on operating profit	104	24	54	182
Operating profit after taxes	178	42	107	327
Minority interests' share in profits of consolidated companies	-	-	(37)	(37)
Net operating profit	178	42	70	290
Net profit from extraordinary transactions, after taxes(2)	12	-	-	12
Net profit*	190	42	70	302

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets attributed to the segment's customers, under the item Profit (Loss) from Extraordinary Transactions, After Taxes.

(1) Includes credit card and capital market activity.

(2) Including the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended June 30, 2006			
	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	182	261	180	623
- Inter-segmental	137	(147)	(96)	(106)
Operating and other income:				
- From externals	129	6	11	146
- Inter-segmental	2	-	-	2
Total income	450	120	95	665
Provision for doubtful debts	56	82	2	140
Operating and other expenses:				
- From externals	72	17	53	142
- Inter-segmental	20	3	-	23
Operating profit before taxes	302	18	40	360
Provision for taxes on operating profit	146	8	14	168
Net profit	156	10	26	192

(1) Includes credit card and capital market activity.

Restrictions and supervision of the segment's activity

- With regard to the Supervisor of Banks' directive concerning deviations from credit limits in current accounts, see the Households Segment section above.
- With regard to the regulatory intervention in the area of banking fees, see the Households Segment section above.

Legal proceedings

See Note 5 to the Condensed Financial Statements.

The Financial Management Segment

The activity of this segment includes the management of the Bank's proprietary portfolio (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from Bank customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products. This segment's activity also includes the activity of the dealing rooms in financial instruments in foreign and local currency.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (unlinked and CPI-linked).

Inflation/exchange rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures arising from trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, larger costs may arise from fund raising not in line with planning.

The Bank provides its customers with comprehensive hedging and investment services through its dealing rooms. The dealing room in Tel Aviv provides customers with services related to the various financial instruments (spot, forward, options, exotic options, swap transactions, and structured products) based on different underlying asset types (foreign currency/foreign currency exchange rates, foreign currency/shekel exchange rates, interest rates, the Consumer Price Index, stock indices, commodities, etc.). In recent months, as a result of a reform enacted by the Ministry of Finance, the Bank has started to act as a market maker in bonds and in Shahar government bond futures. In this activity, the dealing room also serves as a market maker, while the Customer Desk quotes prices and executes transactions with the Bank's customers.

The dealing room is also a market maker in most of the products in which it has activity. Transactions in derivatives with the Bank's customers are conducted in accordance with the credit limits allocated to those customers by the credit authorities at the Bank, and are based on the Bank's internal models. The models determine the credit exposures for transactions executed in the dealing room.

Awareness of the activities offered by the dealing room has grown steadily in recent years, among customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication.

In response to these needs, and in order to preserve the Bank's standing as a leader and innovator, the dealing room continues to develop financial instruments for its customers. Likewise, the dealing room has substantially expanded its activity as a market maker in "exotic" options (for example, options whose terms include various conditions that may influence the options' value).

The dealing room conducts marketing activity directed towards foreign financial institutions, which has led to a significant increase in volumes of activity with these customers in the range of products for which the Bank acts as market maker.

The calculation of the segment's income also includes the results of investments in shares and in equity-basis investee companies.

Changes in the segment's volume of activity and net profit

Net profit of the segment totaled NIS 212 million in the first half of 2007, compared with NIS 281 million in the same period last year.

Profit from financing activity decreased, mainly as a result of the measurement of profit in off-balance sheet derivative instruments on a fair value basis, in contrast to measuring results of balance sheet financial activity on an accrual basis.

Operating and other income decreased and totaled NIS 17 million compared to NIS 68 million in the same period last year. The decrease stems from the profit from the sale of Mastercard shares which was included in the same period last year.

The profit from equity-basis investee companies increased as a result of the increased contribution of Clal Insurance stemming mainly from profit from a share issuance of a subsidiary and from the influence of a change in the treatment of special risk reserves by insurance companies.

Set out below are detailed contributions of equity-basis investee companies to net profit:

	For the six months ended June 30		
	2007	2006	Change
	NIS millions		%
Clal Insurance Enterprises Holdings	**92**	28	228.6
Delek Real Estate	**7**	9	(22.2)
Poalim I.B.I.	**13**	7	85.7
Others	**6**	6	-
Total	**118**	50	136.0

The Bank Group's investment in equity-basis investee companies totaled NIS 907 million on June 30, 2007, compared with NIS 821 million on December 31, 2006.

The segment's results include a profit of NIS 6 million, mainly derived from the sale of shares of Sheraton Moriah and some of the shares of Poalim I.B.I., which was offset by the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav and Bank Massad. In the same period last year, the segment's results included net profit from extraordinary transactions after taxes in the amount of NIS 49 million, mainly from the sale of shares of Industrial Buildings.

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, and credit card activity not attributed to the banking segments.

Net profit of this framework totaled NIS 12 million in January-June 2007, compared with NIS 25 million in the same period last year, which mainly stemmed from credit card activity of incoming tourism and others.

Income from credit card activity of incoming tourism and others totaled NIS 180 million, compared with NIS 117 million in the same period last year.

Activity in Products

A. Set out below is the distribution of the results of credit card operations by segments of activity:

	For the six months ended June 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	**21**	**8**	**3**	**-**	**-**	**16**	**48**
Operating and other income	**264**	**106**	**42**	**5**	**4**	**180**	**601**
Operating and other expenses	**154**	**59**	**23**	**3**	**2**	**159**	**400**
Operating profit before taxes	**131**	**55**	**22**	**2**	**2**	**37**	**249**
Provision for taxes on operating profit	**54**	**23**	**9**	**1**	**1**	**15**	**103**
Operating profit after taxes	**77**	**32**	**13**	**1**	**1**	**22**	**146**
Minority interests' share in profits of consolidated companies	**(7)**	**-**	**-**	**-**	**-**	**-**	**(7)**
Net profit	**70**	**32**	**13**	**1**	**1**	**22**	**139**
Average balances							
Average balance of assets	**5,809**	**2,441**	**877**	**87**	**175**	**-**	**9,389**
Average balance of liabilities	**5,796**	**2,338**	**935**	**93**	**186**	**-**	**9,348**
Average balance of risk assets	**5,380**	**2,170**	**868**	**87**	**174**	**-**	**8,679**

	For the six months ended June 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	19	8	4	-	-	8	39
Operating and other income	278	112	45	5	3	117	560
Operating and other expenses	168	63	24	2	2	100	359
Operating profit before taxes	129	57	25	3	1	25	240
Provision for taxes on operating profit	57	25	11	1	-	11	105
Operating profit after taxes	72	32	14	2	1	14	135
Minority interests' share in profits of consolidated companies	(10)	-	-	-	-	-	(10)
Net profit	62	32	14	2	1	14	125
Average balances:							
Average balance of assets	5,357	2,265	800	80	160	-	8,662
Average balance of liabilities	5,437	2,193	877	88	175	-	8,770
Average balance of risk assets	4,711	1,798	679	68	136	-	7,392

A. Set out below is the distribution of the results of credit card operations by segments of activity (continued):

	For the three months ended June 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	11	3	2	-	-	9	25
Operating and other income	129	51	20	3	2	95	300
Operating and other expenses	76	29	11	2	1	83	202
Operating profit before taxes	64	25	11	1	1	21	123
Provision for taxes on operating profit	24	10	4	1	1	8	48
Operating profit after taxes	40	15	7	-	-	13	75
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	36	15	7	-	-	13	71

	For the three months ended June 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	9	4	3	-	-	4	20
Operating and other income	144	58	23	2	1	59	287
Operating and other expenses	89	33	12	-	1	53	188
Operating profit before taxes	64	29	14	2	-	10	119
Provision for taxes on operating profit	30	13	6	1	-	5	55
Operating profit after taxes	34	16	8	1	-	5	64
Minority interests' share in profits of consolidated companies	(5)	-	-	-	-	-	(5)
Net profit	29	16	8	1	-	5	59

B. Set out below is the distribution of the results of capital market activity in Israel by segments of activity:

	For the six months ended June 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	**3**	**15**	**2**	**1**	**6**	**8**	**35**
Operating and other income:							
- From externals	**94**	**359**	**40**	**10**	**73**	**79**	**655**
- Inter-segmental	**(9)**	**(67)**	**(7)**	**(2)**	**(16)**	**101**	**-**
Total income	**88**	**307**	**35**	**9**	**63**	**188**	**690**
Operating and other expenses	**51**	**145**	**14**	**1**	**36**	**186**	**433**
Operating profit before taxes	**37**	**162**	**21**	**8**	**27**	**2**	**257**
Provision for taxes on operating profit	**15**	**67**	**9**	**3**	**11**	**1**	**106**
Operating profit after taxes	**22**	**95**	**12**	**5**	**16**	**1**	**151**
Minority interests' share in profits of consolidated companies	**(10)**	**-**	**-**	**-**	**-**	**-**	**(10)**
Operating profit	**12**	**95**	**12**	**5**	**16**	**1**	**141**
Net profit from extraordinary transactions, after taxes	**157**	**91**	**25**	**5**	**12**	**-**	**290**
Net profit	**169**	**186**	**37**	**10**	**28**	**1**	**431**
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	**27,103**	**53,147**	**8,572**	**3,584**	**12,820**	**29,345**	**134,571**
Average balance of other assets under management	**4,963**	**359**	**17**	**7**	**16,423**	**-**	**21,769**
Average balance of securities in custody	**8,110**	**48,021**	**6,127**	**4,277**	**265,005**	**20,643**	**352,183**

B. Set out below is the distribution of the results of capital market activity in Israel by segments of activity (continued):

	For the six months ended June 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	3	15	2	1	5	3	29
Operating and other income:							
- From externals	120	387	42	10	60	104	723
- Inter-segmental	(8)	(57)	(6)	(2)	(9)	82	-
Total income	115	345	38	9	56	189	752
Operating and other expenses	58	163	16	2	37	183	459
Operating profit before taxes	57	182	22	7	19	6	293
Provision for taxes on operating profit	25	81	10	3	8	2	129
Operating profit after taxes	32	101	12	4	11	4	164
Minority interests' share in profits of consolidated companies	(9)	-	-	-	-	-	(9)
Net Operating profit	23	101	12	4	11	4	155
Net profit from extraordinary transactions, after taxes	60	413	31	6	-	-	510
Net profit	83	514	43	10	11	4	665
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	32,220	55,749	8,766	3,775	15,674	25,506	141,690
Average balance of other assets under management	2,901	476	28	21	10,220	-	13,646
Average balance of securities in custody	8,199	34,419	4,069	3,658	210,580	25,570	286,495

B. Set out below is the distribution of the results of capital market activity in Israel by segments of activity (continued):

	For the three months ended June 30, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	2	8	1	1	3	3	18
Operating and other income:							
- From externals	39	190	22	5	37	33	326
- Inter-segmental	(5)	(35)	(4)	(1)	(8)	53	-
Total income	36	163	19	5	32	89	344
Operating and other expenses	25	76	7	1	18	87	214
Operating profit before taxes	11	87	12	4	14	2	130
Provision for taxes on operating profit	3	34	5	1	5	1	49
Operating profit after taxes	8	53	7	3	9	1	81
Minority interests' share in profits of consolidated companies	(5)	-	-	-	-	-	(5)
Net Operating profit	3	53	7	3	9	1	76
Net profit from extraordinary transactions, after taxes	157	91	25	5	12	-	290
Net profit	160	144	32	8	21	1	366

	For the three months ended June 30, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	1	7	1	1	3	-	13
Operating and other income:							
- From externals	58	172	20	4	32	51	337
- Inter-segmental	(4)	(28)	(3)	(1)	(5)	41	-
Total income	55	151	18	4	30	92	350
Operating and other expenses	30	81	9	1	19	89	229
Operating profit (loss) before taxes	25	70	9	3	11	3	121
Provision for taxes on operating profit	12	35	5	1	5	1	59
Operating profit (loss) after taxes	13	35	4	2	6	2	62
Minority interests' share in profits (losses) of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	9	35	4	2	6	2	58

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

In March 2007, a memorandum of principles was signed between the Bank and Mizrahi-Tefahot Bank Ltd., according to which Mizrahi will acquire from the Bank the Bank's full holdings in Bank Yahav for Government Employees Ltd., comprising 50% of the issued capital of Yahav, including related rights.

In July 2007, the Bank announced its commitment to sell its full holdings in Bank Massad Ltd., comprising 51% of the issued capital of Bank Massad, by the end of 2007.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 567 million in the first half of 2007, compared with NIS 448 million (neutralizing the contribution of Otsar Hahayal) in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies in the first half of 2007 reached 9.7%, in annualized terms, compared with 10.3% in the same period last year.

The Bank's investment in subsidiary and affiliated companies totaled NIS 14.0 billion on June 30, 2007, compared with NIS 13.6 billion at the end of 2006.

Banking Subsidiaries in Israel (Bank Massad and Bank Yahav) contributed a total of NIS 15 million to the Bank's net operating profit, compared with NIS 23 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 8.4% in the first six months of 2007, compared with 15.1% in the same period last year (neutralizing Otsar Hahayal).

The Bank's investment in banking subsidiaries in Israel totaled NIS 401 million on June 30, 2007, compared with NIS 366 million at the end of 2006.

The following is a review of the activities of the principal companies:

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

In July 2007, the Bank announced its commitment to sell its full holdings in Bank Massad Ltd. by the end of 2007.

Subsequent to the decision regarding the impending realization of its stake in Bank Massad, the Bank recorded deferred tax expenses in the amount of NIS 23 million under the item "Profit from extraordinary transactions, after taxes".

Bank Massad's net profit totaled NIS 19 million in the first half of 2007, compared with NIS 37 million in the same period last year, which included profit from the sale of mutual fund management rights. Net return on equity amounted to 14.7%, compared with 31.3% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 5 million, compared with NIS 11 million in the same period last year. Its contribution to the Bank's net profit from extraordinary transactions, due to the sale of mutual fund management rights in the first half of 2006, totaled NIS 9 million.

The Bank's investment in Bank Massad totaled NIS 142 million on June 30, 2007.

Bank Yahav - A bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

On March 27, 2007, a memorandum of principles was signed between the Bank and Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi"), according to which Mizrahi will acquire from the Bank the Bank's full holdings in Bank Yahav for Government Employees Ltd. (hereinafter: "Bank Yahav"), comprising 50% of the issued share capital of Bank Yahav.

The expected consideration based on Bank Yahav's financial statements as at June 30, 2007 is NIS 364 million and the profit that will be recorded upon completion of the transaction is estimated at NIS 66 million. Subsequent to the decision regarding the impending realization of its stake in Bank Yahav, the Bank recorded deferred tax expenses in the amount of NIS 51 million under the item "Profit from extraordinary transactions, after taxes".

It has also been agreed that Bank Yahav will continue to receive computer services from the Bank, on the terms presently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

Completion of the transaction is subject the various conditions, amongst which obtaining approvals required by law and the completion of the sale of the provident funds owned or controlled by Bank Yahav.

Bank Yahav's net profit totaled NIS 37 million in the first half of 2007, compared with NIS 41 million in the same period last year. Net return on equity amounted to 16.4%, compared with 20.0% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 10 million, compared with NIS 12 million in the same period last year. Bank Yahav's contribution to net profit from extraordinary transactions, due to the sale of mutual fund management rights, in the first half of 2006 totaled NIS 9 million.

The Bank's investment in Bank Yahav totaled NIS 259 million on June 30, 2007.

Subsidiaries abroad constitute part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, Hapoalim Securities U.S.A. Inc., and Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif"). The subsidiaries abroad ended the first half of 2007 with a profit of NIS 126 million, compared with a profit of NIS 130 million in the same period last year (on the basis of their foreign currency statements of profit and loss, converted into shekels according to the exchange rate on the report date).

The contribution of the subsidiaries abroad to the Bank's net operating profit amounted to NIS 169 million in the first half of 2007, compared with NIS 63 million in the same period last year. Most of the increase in the contribution between the periods results from the effect of the devaluation of the shekel exchange rate with respect to various currencies and the consolidation of Bank Pozitif for the first time which was offset by the decrease in the profit of Bank Hapoalim Switzerland.

The Bank's investment in subsidiaries abroad totaled NIS 3.8 billion on June 30, 2007.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engages in the provision of private banking services to international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled CHF 15 million in the first half of 2007, compared with CHF 18.6 million in the same period last year. The decrease mainly resulted from a decrease in operating income.

Hapoalim Switzerland's contribution to the Bank's net operating profit totaled NIS 46 million, compared with NIS 90 million in the same period last year, as a result of a decrease in net profit and the change in the shekel exchange rate against the Swiss franc.

The Bank's investment in Hapoalim Switzerland totaled NIS 1.1 billion on June 30, 2007.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as granting loans to Israeli customers.

Hapoalim Luxembourg made no contribution to the Bank's net operating profit in the first half of 2007, while in the same period last year; the contribution of Hapoalim Luxembourg was negative, amounting to a loss of NIS 5 million. The differences resulted from the change in the shekel exchange rate against the dollar.

The Bank's investment in Hapoalim Luxembourg totaled NIS 94 million on June 30, 2007.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers, in cooperation with the worldwide Frank Russell Company and with other leading bodies.

PAM's net profit, according to its financial statements, totaled GBP 2 million in the first half of 2007, similar to the same period last year.

Taking into consideration the effect of the appreciation of the shekel against the pound sterling, the contribution of PAM to the Bank's net operating profit totaled NIS 22 million, compared with NIS 20 million in the same period last year.

The Bank's investment in PAM totaled NIS 138 million on June 30, 2007.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Cayman's contribution to the Bank's net operating profit totaled NIS 7 million, compared with a negative contribution in the amount of NIS 4 million in the same period last year. The difference resulted from changes in the shekel exchange rate against the dollar.

The Bank's investment in Cayman totaled NIS 234 million on June 30, 2007.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - In March 2006, the Bank acquired the company, a broker-dealer registered and operating in the United States.

Hapoalim Securities' net profit, according to its financial statements, totaled USD 2 million in the first half of 2007, compared with a loss of USD 1 million in the same period last year.

The contribution of Hapoalim Securities to the Bank's net operating profit was NIS 8 million in the first half of 2007, compared with a negative contribution in the amount of NIS 8 million in the same period last year.

The Bank's investment in Hapoalim Securities totaled NIS 95 million on June 30, 2007.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - At the end of 2006, the Bank acquired 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

Bank Pozitif's net profit in the first half of 2007, according to its financial statements, totaled 14 million Turkish Lira (equal to about NIS 45 million, calculated according to the exchange rate at the end of the reporting period).

The contribution of Bank Pozitif to the Bank's net operating profit totaled NIS 68 million in the first half of 2007.

The Bank's investment in Bank Pozitif totaled NIS 504 million on June 30, 2007.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, research and valuation studies, and financial consulting.

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies.The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group".

Isracard issues, clears, and operates Isracard credit cards (a private brand owned by the company), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). The company also clears transactions performed with MasterCard cards issued in Israel, including MasterCard cards issued by other local issuers, at businesses that have an agreement with the company, as well as transactions executed in Israel at the aforesaid businesses using cards issued abroad and paid to the business in Israeli currency. Transactions using MasterCard cards issued abroad, executed in Israel at businesses that have an agreement with Europay and paid to the business in foreign currency, are cleared by Europay. MasterCard cards are issued and cleared under a license from MasterCard International Incorporated. Isracard also issues and operates various additional products, such as gas station cards and gift cards.

Cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. Similary, cards are also issued and distributed through various other channels, including through contractual engagements with organizations and clubs.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, HOT cards for members of the Union of Practical Engineers and Technicians in Israel, Hever membership cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

In addition, as of 2006, Isracard issues cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment within the framework of the offered program. Isracard also operates various credit programs under the "Isracredit" plan and provides general purpose loans based on credit card credit lines.

The credit cards serve customers in various sectors, including private customers, corporate employees (where the corporation is charged for payment), and corporate purchasing, including B2B ("business to business" - payment transfers between businesses).

Isracard operates "loyalty programs" for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

Isracard and Europay have clearing agreements with businesses in a range of sectors, and offer the various businesses a range of marketing, financial, and operational services, in addition to clearing services.

The number of the Isracard Group's Isracard and MasterCard cards issued by Isracard and Europay as at June 30, 2007 is 2.4 million, compared to 2.3 million cards as at June 30, 2006 and similar to the number of cards on December 31, 2006.

In the first half of 2007, the volume of activity in Isracard and MasterCard cards reached NIS 29.7 billion, compared with NIS 27.3 billion in the same period last year.

Poalim Express - Issues, clears, and operates American Express credit cards issued for use in Israel and abroad.

Cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also issues and distributes cards through various other channels, including contractual engagements with organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers.

Poalim Express operates "loyalty programs" for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

Poalim Express has clearing agreements with businesses in a range of sectors, and offers the various businesses a range of marketing, financial, and operational services, in addition to clearing services.

The number of American Express cards issued by Poalim Express as at June 30, 2007 is 214 thousand, compared with 197 thousand cards as at June 30, 2006, and 205 thousand cards at the end of 2006.

In the first half of 2007, the volume of activity in American Express cards reached NIS 3.2 billion, compared with NIS 2.7 billion in the same period last year.

Within the Isracard Group, Aminit issues, clears, and operates Visa brand travelers' checks and credit cards issued for use in Israel and abroad.

Cards issued by Aminit are distributed to owners of accounts at banks with which Aminit has agreements.

The number of Visa cards issued by Aminit as at June 30, 2007 is 18 thousand, compared with 21 thousand cards as at June 30, 2006 and at the end of 2006.

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd., according to which The Phoenix will acquire from the Bank 25% of the total share capital of Isracard and Europay.

The consideration to be paid by The Phoenix for the aforesaid holdings in the companies will be calculated based on an aggregate value of NIS 2.55 billion for the companies, adjusted for dividend distribution, if and as dividends are distributed until the date of completion of the transaction.

Execution of the transaction is subject to due diligence and various regulatory approvals.

The Antitrust Commissioner has notified the Bank that in her opinion, the acquisition of holdings in Isracard by The Phoenix or any other cooperation between these companies may damage competition in the area of credit; she therefore requested details regarding the contractual engagement of the Bank and/or Isracard with The Phoenix. The Bank and Isracard have provided the Antitrust Commissioner with the requested information.

In addition, the Bank has received a copy of a notice sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which the Division intends to examine the purchase transaction. This notice expresses the position that the purchase "is incompatible with the recommendations of the Bachar Committee for change in the structure of the capital market in Israel" and that "the joint ownership in Isracard will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications for the granting of a pension advisor's license to the Bank, or for the determination of restrictive rules within such a license". The Bank negates these stated positions.

In addition, the Bank is conducting negotiations with Mizrahi-Tefahot Bank Ltd. with regard to the sale of 10% of the share capital of Isracard and Europay. Within this process, the possible issuance of a branded credit card for Mizrahi-Tefahot Bank by Isracard is also under discussion.
The bank is considering a public offering of Isracard Ltd. shares. At this stage, although a decision has not yet been reached with regard to aforesaid offering and the capital raising structure and timeframe have not yet been determined, Isracard is preparing a draft prospectus, at the request of the Bank.
Negotiations are being conducted between the Bank and Isracard with regard to updating the conditions of alliance between the two parties.

Profit and income from credit cards - Net profit of the Isracard Group in the first half of 2007 totaled NIS 77 million, compared with NIS 98 million in the same period last year, a decrease of 21.4% which is mainly due to the fact that the corresponding period last year includes a profit of NIS 28 million from the redemption of Mastercard Incorporated shares, which was done under the framework of a public share offering by Mastercard Incorporated. The contribution of the Isracard Group to the Bank's net operating profit, after taxes, totaled NIS 69 million, compared with NIS 98 million in the same period last year, a decrease of 29.6%, due to the inclusion of the profits of the sales of Mastercard shares.
The contribution of the Isracard Group's activity to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 601 million, compared with NIS 560 million in the same period last year, an increase of 7.3%, which mainly resulted from an increase in the volume of activity in Israel and in incoming and outgoing tourism.

In May 2005, the Antitrust Commissioner (hereinafter: the "Commissioner") declared Isracard a holder of a monopoly in clearing Isracard and MasterCard charge cards. Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the aforesaid declaration of monopoly, and Isracard has appealed the declaration in court. In any case, the Commissioner's aforesaid declaration of monopoly will be canceled subject to the establishment of the "Arrangement" described below.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intends to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard has received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of MasterCard credit cards by additional clearers, as well as of Isracard cards (the brand owned by Isracard), subject to compliance with the license terms specified by the Commissioner, as described below.
- A directive instructing Isracard to sign a "Local Agreement" regulating the interaction between clearers and issuers for the purpose of clearing in Israel of the aforesaid cards, under temporary interchange fee terms (a fee paid by clearers of credit card transactions to the issuers of the credit cards), as approved by the Antitrust Tribunal for other clearers, and a fixed interchange fee, to be approved, for the clearing of the aforesaid cards, as well as for clearing by Isracard of Visa cards issued by the other clearers (hereinafter: the "Local Agreement").
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

The terms stipulated by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary remuneration for the license, and the obligation of other clearers who apply for such a clearing license to issue a minimum number of Isracard cards. Based on the opinion of legal advisors, the Bank and Isracard believe Isracard has strong arguments against the issuance of the directives in the aforesaid draft, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner.

Following talks held between Isracard, Aminit, the credit card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (these four companies jointly, hereinafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereinafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed Local Agreement among themselves regarding full local clearing in Israel, including the operation of an appropriate technical interface (hereinafter: the "Technical Interface"), of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a binding arrangement from the Antitrust Tribunal. The Credit Card Companies, together with the banks that control each of them - respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request with the Tribunal on October 30, 2006 to approve a binding arrangement, under the terms formulated and agreed upon with the Commissioner. The Arrangement will be in effect from the date of its approval by the Tribunal, and will expire on July 1, 2013. Objections to the aforesaid request have been filed. On October 31, 2006, the Tribunal granted provisional approval to the Arrangement, until a decision is reached, through a temporary permit.

The terms of the Arrangement include, among other things: the establishment of rates of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-clearing; the obligation of Isracard, under certain conditions, to set identical fees for the same business for clearing transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their contractual engagements with businesses to enter into clearing arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with businesses that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or clear with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in clearing Isracard and MasterCard credit cards, provided the conditions stipulated in the Arrangement are fulfilled, including approval of the Arrangement by the Tribunal and implementation of cross-clearing of transactions through the Technical Interface.

The Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted.

In May 2007, Isracard and Aminit signed a Local Agreement.

In June 2007, the Credit Card Companies began direct clearing in Israel through the Technical Interface of transactions executed in MasterCard and Isracard credit cards, according to the credit cards in which each company operates.

The Interministerial Committee for the Examination of Market Failures in the Credit Card Industry (hereinafter: the "Committee"), headed by the Accountant-General at the Ministry of Finance, published its report in late February 2007. The Committee believes that there are market failures in the credit card market and proposes amending the Banking (Licensing) Law, 5741-1981, in order to implement the following recommendations:

A. To appoint an authorized party who in order to ensure competition in the area of clearing charge cards will have the authority to:
   1. Require mutual clearing among the three credit card companies currently operating in the Visa and MasterCard markets, as well as between the aforesaid three companies and any new company to enter these markets.
   2. Require issuers in a closed credit card system of significant volume to allow all clearers to clear its cards, thereby opening the clearing of these credit card systems to competition.

B. To appoint the Supervisor of Banks as the authorized party, and to grant him the authority to supervise issuers and clearers, including supervision of the rate of interchange fees.

C. To encourage new suppliers to enter the fields of issuing and clearing.

D. In addition, the Committee proposed recommendations with regard to discounting of transactions executed using credit cards (hereinafter: "discounting").

In March 2007, a private law proposal based on the Committee's recommendations was submitted to the Knesset.

The Bank estimates that the possible materialization of any of the following: large-scale clearing of transactions in MasterCard cards by additional clearers other than Isracard; implementation of the Arrangement and its terms, including reduction of the interchange fee or equalization of clearing fees in Isracard cards to those of MasterCard cards; the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof; or legislation on the basis of the Committee's recommendations regarding the clearing of transactions executed using credit cards (as opposed to its recommendations regarding discounting), and corresponding activity by existing or new participants in the credit card market, including in brands owned and operated by the Bank's credit card companies, may lead to a decrease in the Bank Group's income in the future. However, the Bank cannot estimate the extent of such an effect.

In March 2007, two private law proposals were submitted to the Knesset concerning the separation of ownership in credit card companies from the banks. At this stage, the Bank cannot estimate whether the aforesaid law proposals will be legislated, or if legislated, their implications for the Bank, if any.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") - Operates a wide range of investment banking services and invests in capital funds and in knowledge and technology intensive companies, directly and through its subsidiaries (hereinafter: "Poalim Capital Markets Group"). The activity of Poalim Capital Markets Group is managed via two main segments of activity: investment banking activity and the technology sector. In addition, Poalim Capital Markets manages venture capital funds, in accordance with a permit from the Bank of Israel, and invests in other investment funds.

The Poalim Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group is also involved, through an equity-basis investee, Poalim I.B.I., in the provision of consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings. In accordance with the company's strategy of expanding the investment banking services offered to its customers to encompass international capital markets, Poalim Capital Markets Group has entered into strategic collaborations with the U.S. investment bank William Blair, and with the London-based investment bank Bridgewell Securities Limited ("Bridgewell"). Within these collaborations, Poalim Capital Markets, William Blair, and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

On February 20, 2007, the Knesset Finance Committee passed a proposal to amend the Securities Regulations regarding the method of underwriting (hereinafter: the "New Regulations"). Under the New Regulations, which took effect on July 1, 2007 (for a period of two years), an underwriter is not permitted to serve as a pricing underwriter or to make an underwriting commitment in excess of 15% of the total underwriting commitments given in an offering to the public which is not an offering of shares included in the TA-25 index, under a number of conditions.

In order to meet the conditions specified in the aforesaid regulations, Poalim Capital Markets realized 5.45% of its holdings in Poalim I.B.I., so that its stake in Poalim I.B.I. now stands at 19.97%. Poalim Capital Markets recorded a capital gain from this realization, in the reporting period, in the amount of NIS 12 million.

In July 2007, the Board of Directors of the Bank resolved to allocate USD 250 million to a program for investment in a variety of private equity funds, as well as direct investments in selected portfolio companies by joint investment with those funds, for a period of three years and through Poalim Capital Markets.

Poalim Capital Markets ended the first half of 2007 with a total profit of NIS 49 million, compared with NIS 32 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 22 million in the first half of 2007, compared with NIS 23 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit from extraordinary activities from its sale of its share in Poalim I.B.I totaled NIS 12 million in the first half of 2007.

The Bank's investment in Poalim Capital Markets totaled NIS 318 million on June 30, 2007.

Poalim Trust Services - Offers a range of business, private, and personal/family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust as at June 30, 2007 amounted to NIS 45.0 billion.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 118 million in the first half of 2007, compared with NIS 50 million in the same period last year.

The Bank Group's investment in equity-basis investee companies totaled NIS 907 million on June 30, 2007.

Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") - A holding company in the insurance sector and in insurance-related areas of activity.
The contribution of Clal Holdings to the Bank's net operating profit totaled NIS 92 million in the first half of 2007, compared with NIS 28 million in the same period last year. The improvement in the contribution of Clal Holdings was a result of profit from the share issuance of a subsidiary and of the influence of a change in the treatment of special risks reserves by insurance companies.
The Bank holds 14.1% of the issued capital of Clal Holdings.
The Bank's investment in Clal Holdings totaled NIS 526 million on June 30, 2007. The market value of the Bank's investment as at that date was NIS 859 million.
With regard to restrictions on holdings in Clal Holdings, see the section on Capital Market Reform in the Annual Financial Statements for 2006.
For details regarding exposure to class action suits at Clal Holdings, see Note 6 to the Condensed Financial Statements.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: investments in yield-generating real estate abroad; initiatives, development, and construction of residential projects in Israel; and initiatives, development, construction, and acquisition of commercial buildings, gas stations, and office buildings, and rental of same as yield-generating assets.
The contribution of Delek Real Estate to the Bank's net operating profit totaled NIS 7 million in the first half of 2007, compared with NIS 9 million in the same period last year.
The Bank's investment in the company totaled NIS 278 million on June 30, 2007. The market value of the Bank's investment as at that date was NIS 381 million.

Strategic Plan

The Bank operates under a long-term strategic plan, which is examined and updated each year. At the end of 2006, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2007, based on its strategic plan.
The Bank's business objectives are a gradual increase of its return on equity to the levels prevalent in international banking, and continued growth in the Bank's net profit from expansion of its activity abroad, with the aim of it reaching 30% of the Bank's overall activity in the future.
The Bank's work plans originally targeted a return on equity of approximately 16% in 2007, according to the method of calculation that was in use until recently. This objective did not include expected profits from the sale of provident funds owned by the Bank and from the sale of other assets, as required under the "Bachar reform" legislation. Taking into account additional profits from these sales, return on equity should have reached approximately 20%. However, on May 2, 2007, the Supervisor of Banks published a directive according to which the method of calculating the return on equity of banking corporations in Israel is to be changed.
Under the previous customary method, return on equity was calculated on the basis of shareholders' equity at the beginning of the year, plus the weighted proceeds of capital issues; however, according to the new regulation which is now in effect, return on equity is to be calculated on the basis of the average capital of the Bank throughout the entire reporting period.

The new method of calculating return on equity necessarily generates a lower return on equity. Therefore, according to the new method of calculation determined by the Supervisor of Banks, the Bank's original return on equity target for 2007 now translates into about 15% from ordinary operations, and about 19% weighing in the expected profits from the sale of assets, as mentioned above. It should be clarified that the Bank continues to adhere to its original work plan and to its objectives for 2007; the change in the return on equity target stems solely from the change in the method of calculation, as required by the Supervisor of Banks.

The Bank is coping with numerous changes in external conditions:

- Increased regulation, as reflected, among other things, in the capital market reform ("Bachar legislation"), legislation concerning supervision of banking fees, various Bank of Israel directives, policies towards the banking system of other regulatory bodies - the Israel Securities Authority, the Antitrust Commissioner, and the Capital Market, Insurance, and Savings Division at the Ministry of Finance - and quite frequent legislative initiatives, both as government draft bills and as private draft bills by Knesset members;
- Privatization and ownership changes in the Bank's major competitors in Israel;
- Entry of new competitors into traditional banking activities, as in the entry of various insurance companies into the field of credit to business and private customers, the increased strength of private investment houses in competing in the area of raising customer assets, and recently also retail chains' activity in the area of credit cards;
- Growing sophistication of the Bank's customers and increasing numbers of customers exposed to international markets and foreign banks.

In view of these changes, in order to maximize its business potential, the Bank has set forth a strategy focused on six main areas of activity:

- Expanding activity with the Bank's existing customers, while striving for excellence in customer relations;
- Expanding activity abroad, with the aim of leveraging the Bank's capabilities in the various areas of banking;
- Expanding activity in financial and capital markets, with a willingness to prudently take risks;
- Focusing on the Bank's risk management capabilities;
- Limiting expenditures while maintaining existing operations and carrying out expansion and growth plans;
- Improving the organizational and managerial infrastructure supporting business capabilities.

In its activity with retail customers, the Bank has worked in recent years to continue to solidify its leadership in this sector, focusing on the segment of customers with extensive banking activity and on expansion in the area of credit. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs.

The Bank continues to invest considerable efforts in preparations for entering the pension advising field, following the reform in the capital market, while continuing its financial advising activity (see "Capital Market Activity" section below).

The Corporate Area also continues to work to preserve the Bank's leading position with business sector customers. The Bank has achieved continued improvement in the quality of its credit portfolio and has strengthened its credit risk measurement and credit management capabilities.

In Treasury, the Bank has implemented a strategic plan as of 2005 based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank.

In international activity, under the management of the new International Area, the Bank has continued its strategy of organic growth along with expansion into new markets through acquisitions. In Global Private Banking, the Bank will strive to continue to improve its abilities in products, marketing, and customer service in 2007, in order to accelerate the growth rate of its asset portfolio, focusing on customers with extensive assets. As part of this effort, the Bank opened a new branch in Singapore, through Bank Hapoalim Switzerland, in May 2007.

The Bank continues its attempts to identify additional opportunities for expansion in existing and new markets.

The Bank continues to implement plans for accelerated growth at the New York branch, while expanding its ability to offer new products to business customers.

The strategic plan is based, among other things, on a series of assumptions, primarily the following:

A. The Israeli economy will continue to grow and develop in 2007, at least at a similar rate to the growth achieved in 2006;
B. The inflation level in Israel will be in line with the stated intentions of the government and the Bank of Israel;
C. International economic conditions will be solid and the international economy will grow;
D. There will be no adverse developments in the prices of major resources, especially energy;
E. In light of the economic situation in Israel and globally, the trend of improvement in the condition of the Bank's customers will continue, especially with regard to customers of the Corporate Area, so that the current level of provisions for doubtful debts will remain stable or possibly decrease;
F. Legal and regulatory conditions will allow the realization of the Bank's action plans, and no changes will be implemented that may disrupt the Bank's existing and/or planned activity;
G. The Bank will receive all required approvals, in Israel and abroad, in order to expand its international operations;
H. There will be no deterioration in geopolitical conditions, particularly in the security situation in Israel, in the region, and in the world.

Liquidity problems and a credit shortage arose in the American market in July and August, largely due to the crisis in the subprime bond market and the further weakening of the U.S. housing market. These events influenced (and are still affecting) capital markets around the world causing, sometimes sharp, declines in share prices and in prices of many bonds in global and Israeli markets. The market has repriced risks accordingly.

It is still too soon to form a quantitative assessment as to whether and to what extent these events may damage economic growth in the US and globally, and clarification and resolution of the problems in the subprime market and their consequences will take some time. In the meantime, U.S. and European central banks have acted quickly to expand the liquidity lines made available to banks, with the aim of minimizing the potential harm to the various economic and financial systems. Notwithstanding, were the growth of the global economy damaged, the growth of the Israeli economy would slow as well, which could harm the Bank's ability to attain some of the targets set in its strategic plan.

However, it should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind also depends on the Bank's internal ability to carry out its objectives, as well as on the materialization of the assumptions noted above, with special importance accorded to the condition of the global economy and to the economic, political, and security situation in Israel and in the region. The possibility of a slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration; various risks may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as oil) in particular, volatility in capital markets, and more. The consequences and effects of the reform in the Israeli capital market pursuant to the "Bachar legislation" for the Bank's activity and income are also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank. It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all of the above information in this section is "forward-looking information".

International Activity

The Bank has declared its intention to develop its international activity and expand it to comprise 30% of the overall activity of the Bank. The Bank plans to invest in the development of all types of international activity, including development of Global Private Banking, expanded local activity of branches and subsidiaries worldwide, development of activity in emerging markets, participation in international transactions, and development of relationships with correspondent banks.

The Bank maintains ties with over 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS (Commonwealth of Independent States), Asia, and Latin America.

The Bank's Global Private Banking activity - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the USA, Latin America, Canada, Australia, and Hong Kong, by means of 44 activity centers including banking subsidiaries, branches, representative offices, and asset management subsidiaries.

Development of activity in emerging markets - The Bank intends to develop retail and corporate activity in the emerging markets of Turkey and Kazakhstan by expanding the range of products and service channels offered to customers and developing the network of branches, among other means. The Bank also continues to examine additional business opportunities in emerging markets, including possible acquisitions of banks operating in these countries.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating by the international rating agencies Standard & Poor's or Moody's. As of June 2007, approximately 67% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance investments, such as credit derivatives, as well as in backup lines for issuing commercial paper and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides FDIC deposit insurance coverage, similar to American banks.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative being implemented is the creation of a portfolio of mortgage-backed securities (hereinafter: "MBS"). As at June 30, 2007, the volume of the portfolio is about USD 3.2 billion. Most of the MBS purchased by the Bank are secured by residential loans or derivatives of mortgage portfolios and are classified as housing loans in the Credit by Economic Sector Report. Pursuant to a decision by the Bank's Board of Directors, purchases are limited to bonds rated AAA or AA by at least two rating agencies.

The Bank's MBS portfolio is highly rated, more than 99% of the portfolio are rated AAA. None of the securities in the portfolio were downgraded since the recent crisis related to the mortgage market in the US began.

Holdings in the MBS portfolio totaled approximately USD 3.5 billion at the end of July. About 20% of the MBS portfolio is at fixed interest rates, while the remainder is at floating rates or combined rates (fixed rate for a specified period and floating rate subsequently). The portfolio's sensitivity to a parallel shift of 1% and 2% in the interest curve is approximately USD 37 million and USD 85 million, respectively. The average life of the portfolio is 4.0 years. The sensitivity to interest rates and average term to maturity are influenced by the volume of early redemptions. The value of the MBS portfolio recently decreased by USD 35 million (about 1% of the value of the portfolio), attributed to shareholders' equity, since the MBS are classified as available-for-sale securities. In the Bank's opinion, this decrease is temporary, in light of the high credit quality of the MBS portfolio. The Bank does not invest in bond portfolios based on subprime mortgages (mortgages given to borrowers with low credit ratings).

In addition, during 2006, the Bank began trading in exchange-traded option contracts on interest rates and executed reversed repo transactions, in which securities are purchased with a commitment to resell them to the seller at a specified date and price.

In 2005, the Bank completed the acquisition of exclusive rights to advise customers and refer them to securitization services of proceeds of sales through issues of commercial paper by two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The acquisition will enable the Bank to offer securitization services to its large customers in the United States and in Israel. Up to June 30, 2007, securitization transactions referred by the Bank totaled approximately USD 700 million.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of and subject to the rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member. The company's activity is also subject to supervision by the Supervisor of Banks in Israel.

The acquisition of the company was aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its customers abroad with advanced, professional products and services, including investment products and global asset management. Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A banking subsidiary engaged mainly in private banking services offered through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

In May 2007, Bank Hapoalim (Switzerland) opened a branch in Singapore, which offers its clients around the world private banking services.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg) S.A., which is engaged in financial banking activity in and outside of Luxembourg.

The PAM Group, which includes Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holding Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The group is a key element in the implementation of the Bank's growth strategy abroad.

Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds.

As at June 30, 2007, the Bank Group's customers hold funds managed by PAM totaling USD 2.9 billion.

PAM Companies also develop, plan, and market other investment products, including structured products in accordance with international standards, including through collaboration with leading global financial entities.

In 2006, PAM developed a portfolio management service (discretionary management), which is now offered through the Bank's branches and subsidiaries abroad.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A center providing private banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers.

U.K. branches - London and Manchester. The business activity of the U.K. branches includes private banking services for local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years.

In addition, the U.K. branches grant credit to large borrowers by way of loan consortiums with leading banks, provide dealing room and foreign trade activity, and provide banking services to corporate customers.

Corporate and Retail Banking in Emerging Markets

As part of the Bank's business strategy in emerging markets, the Bank is considering mergers and acquisitions of banking corporations in attractive emerging markets and the development of banking at Western standards by leveraging the Bank's capabilities in various areas.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - In early November 2006, the Bank completed the acquisition of 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif prior to the acquisition was C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey, which retains the remaining holdings in Bank Pozitif following the acquisition.

The Bank intends to help Bank Pozitif expand its activities in both the areas of corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

On November 3, 2006, Bank Pozitif entered into an agreement to acquire the full means of control of Demir Kazakhstan Bank (hereinafter: "DKB"), a bank incorporated and operating in Kazakhstan, from its present owner, Mr. Halit Cingillioglu. Mr. Cingillioglu is a related party of C Faktoring Anonim Sirketi and a controlling shareholder of other companies in its group.

In consideration for the acquisition, Bank Pozitif will pay a total of approximately USD 34 million at the date of completion of the transaction, subject to adjustments (hereinafter: the "Consideration"), and will subsequently enlarge the capital of DKB to USD 40 million. The acquisition will be financed by capital provided to Bank Pozitif by its shareholders - the Bank and C Faktoring - in proportion to their holdings. The shareholders' equity of DKB currently stands at USD 24 million.

DKB provides banking services to business and private customers. Bank Pozitif intends to develop DKB and its activity while building advanced banking capabilities, including expansion of the network of branches and enlarging the customer base.

Completion of the transaction for the acquisition of DKB is subject to the fulfillment of various prerequisites, including permission for the acquisition by the Governor of the Bank of Israel and other permissions from the relevant authorities in Turkey and Kazakhstan.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	June 30, 2007	December 31, 2006
	USD millions	
Assets		
Cash on hand and deposits with banks	**7,278**	6,978
Securities	**5,821**	5,683
Securities borrowed or bought with resale agreements	**232**	-
Credit to the public	**5,105**	4,525
Credit to governments	**-**	23
Buildings and equipment	**39**	29
Other assets	**435**	440
Total assets	**18,910**	17,678
Liabilities and capital		
Deposits from the public	**11,473**	11,984
Deposits from banks	**4,366**	2,619
Securities lent or sold with repurchase agreements	**10**	-
Bonds and subordinated notes	**928**	1,058
Other liabilities	**428**	387
Total liabilities	**17,205**	16,048
Minority interests' rights	**84**	73
Capital means**	**1,621**	1,557
Total liabilities and capital	**18,910**	17,678

* Data was based on the overseas offices reports, while attributing expenses and supplementary taxes.

** Includes calculated capital for the Bank's branches that are not companies in the amount of USD 692 million (31.12.06: USD 658 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	For the six months ended June 30	
	2007	**2006
	USD millions	
Profit from financing activity before provision for doubtful debts	**142**	104
Provision for doubtful debts	**1**	-
Profit from financing activity after provision for doubtful debts	**141**	104
Operating and other income	**64**	64
Operating and other expenses	**115**	92
Operating profit before taxes	**90**	76
Provision for taxes***	**34**	31
Operating profit after taxes	**56**	45
Minority interests' share in profits of consolidated companies	**4**	-
Net profit	**52**	45

* Data was based on the overseas offices reports, while attributing expenses and supplementary taxes.
** Restated.
*** Includes provisions for additional taxes in Israel.

C. Customers' Assets

	June 30, 2007	December 31, 2006
	USD millions	
Deposits from the public, bonds, and subordinated notes	**12,401**	13,042
Customer assets (off-balance sheet)	**8,294**	8,372
Total	**20,695**	21,414

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main points of which are outlined in Note 2 to the Financial Statements as at December 31, 2006. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the aforesaid estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' Report on the Financial Statements as at December 31, 2006.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.5% at the beginning of 2007, was lowered to 3.5% at the end of May 2007 and raised to 3.75% at the end of July 2007.

The volume of credit tenders increased in the first three months of 2007, from NIS 4 billion at the beginning of January 2007 to NIS 18 billion at the beginning of April 2007.

At the beginning of July, the banking system made the transition to deposit tenders at the central bank, due to government bond redemptions in the amount of NIS 20 billion on June 29, 2007.

The Bank of Israel decreased issues of short-term notes by approximately NIS 10 billion during the first half of the year.

Unlinked shekel sources raised from the Bank's customers totaled NIS 97.5 billion at the end of June 2007, an increase of NIS 7.7 billion compared with the end of 2006.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 25.8 billion at the end of June 2007, compared with NIS 23.3 billion at the end of 2006.

Unlinked deposits increased to NIS 71.6 billion at the end of June 2007, an increase of NIS 5.4 billion compared with the end of 2006.

Unlinked saving plans decreased to NIS 0.1 billion at the end of June 2007, compared with NIS 0.3 billion at the end of 2006.

CPI-linked resources accrued in saving plans and deposits with the Bank decreased, totaling NIS 27.1 billion at the end of June 2007, compared with NIS 28.6 billion at the end of 2006.

Foreign currency-linked resources, which mainly derive from foreign currency-linked deposits and saving plans, totaled NIS 1.3 billion at the end of June 2007, compared with NIS 1.6 billion at the end of 2006.

Foreign currency resources raised by the Bank from customers in Israel and abroad decreased during the first six months of 2007 and totaled USD 21.1 billion at the end of June 2007, compared with USD 21.5 billion at the end of 2006.

Launch of RTGS System

The RTGS (Real Time Gross Settlement) system is a real time inter-bank clearing system designed to clear monetary transactions between bank customers in amounts greater than NIS 1 million per transaction.

The Bank purchased an intraday liquidity management system from Fundtech, and is now in the final stages of system testing and conducting tests with the Bank of Israel.

The Bank of Israel launched the system on July 30, 2007. Customers will be able to carry out transfers using the system starting on September 3, 2007.

CLS System

The operation of the RTGS system allows the shekel to be added as a cleared currency via CLS (Continuous Linked Settlement). CLS is the company that manages the system for secured inter-bank clearing of transactions between currencies traded within the system. The shekel is scheduled to be added to the system in March 2008.

The Bank has registered for CLS as a clearing house member and as a shareholder. Upon completion of the implementation of the designated Fundtech system and completion of testing with CLS, the Bank will stop receiving CLS clearing services through Deutsche Bank.

Risk Management Policy

The Bank's activity is accompanied by financial risks: credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to rate changes in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has stipulated directives concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the Board of Directors of the banking corporation, the management of risks by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks, including the existence of an independent risk control function.

The member of the Board of Management responsible for the Risk Management Area is Mr. Doron Klausner. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group while formulating a risk management policy compatible with the Group's goals and with the directives of Basle II and of the Supervisor of Banks.

The Basle II guidelines are a set of guidelines and basic procedures published during 2004-2006 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital adequacy requirements in relation to the level of credit risks, market risks, and operational risks; to establish a comprehensive system of risk identification, evaluation, management, and control; and to expand reporting to the public on this subject.

In late March 2007, the Supervisor of Banks published a draft directive concerning standard approaches to credit risk, market risks, and operational risks. According to the directive, all Israeli banking corporations will be required to implement the Basle II recommendations for the first time in 2009, using the approach best suited to the corporation's degree of readiness.

The Board of Management of the Bank views the implementation of the international standard described above as an important goal for the coming years. The Bank has charged the Risk Management Area with the responsibility for examining the implications of applying the directives and coordinating the implementation of the Basle II directives as well as the directives of the Supervisor of Banks in Israel on this subject within the Group.

The Bank has been taking action towards implementation of the Basle II recommendations for several years within the framework of its long-term work plans. The Bank is currently re-examining its plans following the recent draft directive on this subject published by Supervisor of Banks, with the intention of adapting these plans to the said publication.

Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks.

The approach taken with regard to control of all financial risks involves identification, control of compliance with the limits stipulated in the various regulations, and assessment of the various risks, at three levels of control: the first level is comprised of those responsible for the formation of the risk and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the external control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.

Within the framework of collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and the control process. Overall responsibility for dealing directly with customers is assigned to one officer, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them.

As part of this process, credit decision support systems for private customers have been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing Bank customers' transactions involving derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management.

The Unit's role is to formulate credit risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, control, and management methodologies, and advancing preparations in the area of credit risk in anticipation of the implementation of Basle II regulations.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit ratings to these borrowers.

Set out below are the developments in problematic debts[1], according to the classifications determined by the directives of the Supervisor of Banks:

	June 30		December 31,
	2007	2006	2006
	(NIS millions)		
Problematic debts[1]			
Non-income-bearing	**4,312**	5,070	4,496
Restructured[2](b)	**1,452**	965	2,339
Designated for restructuring[3](b)	**908**	1,748	369
In temporary arrears	**1,241**	1,204	970
Under special supervision(a)(b)	**6,627**	8,779	7,727
Total balance-sheet credit to problematic borrowers[1]	**14,540**	17,766	15,901
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,674**	1,557	1,706
Bonds of problematic borrowers	**159**	113	97
Other assets in respect of derivative instruments of problematic borrowers	**2**	120	10
Overall credit risk in respect of problematic borrowers[1]	**16,375**	19,556	17,714
Assets received in respect of discharged credit	**484**	113	443
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**436**	462	431
(b) Of which: debts for which a specific provision exists[4]	**4,790**	5,389	4,715

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limits on the indebtedness of a borrower and of borrower groups.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of a borrower and of borrower groups, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

The decrease in overall credit risk in respect of problematic borrowers is apparent in most sectors of the economy, and stems from the improvement in domestic economic indicators, including the growth in the business product, which have brought about an improvement in borrowers' condition. The Bank supervises and monitors problematic borrowers more closely, and endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Management of Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to the member of the Board of Management responsible for the Risk Management Area. Within the unit, market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and anchored in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the primary risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer.

Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the Business and Budget Committee of the Board of Directors, or the plenum of the Board of Directors, as relevant.

Market risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials appointed by the Board of Management. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant.

The Business and Budget Committee of the Board of Directors and the plenum of the Board of Directors receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors.

Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Subsidiaries' exposure to market and liquidity risks is examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest rate exposure"), exchange rates ("currency exposure"), and inflation ("linkage base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market risk exposure management at Bank Hapoalim differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM, "non-trade") and trading exposures ("trade"). A detailed description of market risk management in ALM and trading activity appears in the Financial Statements as at December 31, 2006.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively even during situations of exceptional demand and supply in the financial markets.

Routine liquidity management is under the responsibility of the ALM Division and is carried out through the liquidity units, in shekels and in foreign currency.

In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity risk assessment model, as detailed in the Financial Statements as at December 31, 2006.

A daily liquidity risk report is generated by the ALM system, a comprehensive asset and liability management system.

Risk Assessment and Control

The Risk Management Committee of the Board of Management is responsible for formulating market and liquidity risk assessment methodology.

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of the market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.

The Bank's overall risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank.

Risk assessment as well as limit control of trading positions are performed daily.

Market Risk Assessment Methodology

The risk is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk level outcomes of two commonly accepted risk assessment methods (historical simulation and Monte Carlo simulation) is taken into account. A full revaluation of the trading portfolio is performed every business day, numerous times, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors. Details regarding this methodology appear in the Annual Report.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

	June 30, 2007	January-June maximum	January-June minimum
Scenario		NIS millions	
1% change in the CPI	**(107.5)**	(107.5)	(79.1)

The Bank operates in currency markets through spot and forward transactions as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is low relative to the Bank's size.

Set out below are the main sensitivities to currency exchange rates as at June 30, 2007:

Sensitivity of the Bank's capital to changes in main currency exchange rates (Theoretical change in economic value as a result of each scenario; appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

	10% appreciation	5% appreciation	5% depreciation	10% depreciation
Currency:	NIS millions			
USD	89.9	45.8	(18.7)	(8.1)
EUR	(7.7)	3.1	5.2	(12.6)
TRY	(8.0)	(3.4)	1.8	19.1
GBP	3.0	1.9	(0.8)	(4.6)
JPY	(15.9)	(1.1)	(0.4)	(15.2)

Sensitivity of the Bank's capital to parallel shifts in interest rate curves (Theoretical change in economic value as a result of each scenario)

	June 30, 2007	January-June maximum	January-June minimum
Scenario	NIS millions		
1% shift in CPI-linked interest rate	**(149.1)**	(149.1)	(38.2)
1% shift in unlinked interest rate	**(188.9)**	(188.9)	(81.2)
1% shift in foreign currency interest rate	**(163.8)**	(163.8)	(93.3)

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

	June 30, 2007	January-June average	January-June maximum	January-June minimum
Scenario	NIS millions			
Bond trading	**2.8**	2.4	4.1	1.2
Trading in the dealing room	**29.2**	19.7	38.1	9.4
Total trading in Israel	**32.0**	22.0		

Procedures for Exposure to Market and Liquidity Risks

In early 2007, the Board of Directors approved an exposures document based on the work plan of the Global Treasury Area for the year.

The approved limits include a general limit for the overall risk estimate of the Bank, changes in limits on overall sensitivity of the Bank to risk factors, and expansion of risk limits in the various areas of trading activity. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limitations on exposures to market and liquidity risks, as at the reporting date:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate (VAR)	**1,000**	
	Sensitivity to 1% change in interest rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	720	
	Linkage base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign currency linked		+/-30
Of which, trade	Overall risk estimate (VAR)	**250**	
	Shekel/foreign currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	40	
	Foreign currency exposure / foreign currency in trading and currencies	800	

Reporting

The Business and Budget Committee of the Board of Directors and the plenum of the Board of Directors receive periodic reports on exposures, results, and execution of approved policy. Details of these reports appear in the Annual Report.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest rate risks in the areas of trading only, and for currency and inflation risks in the Bank Group. The capital required in this respect on June 30, 2007 was NIS 424 million, of which NIS 310 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 114 million were in respect of other subsidiaries.

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk and risk to reputation. The responsibility for routine operational risk management and for activities aimed at mitigating this risk rests with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II guidelines.

The bank is preparing to implement the Basle II recommendations in stages, as part of the preparations for the Basle II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel recently published draft standards related to operational risk management, which refer to an amended working framework for the measurement of capital and capital standards (Basle II) and to guidelines for the management of operational risks. These drafts serve as the basis for a dialogue on this subject between the Supervisor of Banks and the banking sector.

Activity in the area of information security is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information technology system and minimizing information security risks.

The Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing

During the second quarter of 2007, the development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Information systems regarding customers with public exposure were added and enhanced, and a system was set up to scan names against international lists of entities and individuals that pose a risk in connection with the prohibition of money laundering and the prevention of terrorism financing.

Training activities and implementation of legal directives continued, with an emphasis on international banking activity and on accounts of foreign residents, relying extensively on lessons learned from events in Israel and elsewhere. As part of the training activity, knowledge tests were initiated for Bank employees and employees of subsidiaries who are in contact with customers. This process will continue in the coming quarters.

These training and absorption activities have led to a significant increase in the number of reports handled by the unit headed by the Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing.

The unit continues its initiatives in the area of developing new control tools and improving existing systems, in order to reinforce its ability to identify and examine activities that appear to be unusual in the context of the prohibition of money laundering or activities that appear to be related to terrorism financing. The unit is responsible, among other things, for preventing the performance of such acts by or through the Bank and for reporting them to the Israel Money Laundering Prohibition Authority and/or to the Israel Police, as relevant.

The unit actively participates in content management on the website for the Bank's compliance officers. The website is used by compliance officers at the various units of the Bank, and serves as a key tool for the dissemination of information, lessons learned, and guidelines in order to improve and further the absorption of knowledge on the subjects of the prohibition of money laundering, the prevention of terrorism financing, and consumer protection directives.

The Supervisor of the Prohibition of Money Laundering is solidifying and expanding measures to ensure implementation of the policy throughout the Bank Group, in Israel and globally.

The Bank and its subsidiary companies have completed the procedures, operational systems, and training required under those provisions of the Amendment to the Order dated December 12, 2006 that are currently in effect.

Due to the complexity of the implementation of some of the provisions of the Money Laundering Prohibition Order, at the request of the Bank, the Supervisor of Banks has postponed the implementation date of several sections related to the identification and reporting of activities with risky countries. The Bank is working to complete the required implementation by the new dates established.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents an important phase in adherence to and compliance with consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations in the area of consumer protection directives and improvement of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and taxation directives are monitored, as they pertain to consumer protection directives.

Main activities during the first half of 2007:

In the area of training and absorption, planned visits were made to branches and Regional Administrations in order to further the absorption of consumer protection directives. A new tutorial on the subject of dormant deposits and an additional tutorial on the subject of deceased persons were distributed. Another tutorial was prepared on the subject of "Deficiencies in Banking Activity", dealing with deficiencies pertaining to consumer protective directives, which will serve as a training tool for regional and branch Compliance Officers.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer protection directives, particularly in the area of improving the process of opening accounts for non-residents.

The Unit is coordinating a project in the area of training of authorized employees and authorizations for opening accounts. At the conclusion of this process, employees will be unable to open any type of account without the appropriate training.

In the area of computerization, advancement of the new projects approved continued, which serve as help and support tools for the control of compliance with consumer protection directives. These tools will assist the Unit as well as subsidiaries and auxiliary corporations within the Group.

The Compliance Officers' website was launched within the organization's portal during the first quarter. In the second quarter, a forum for Compliance Officers was opened within the Compliance Officers' website; the forum has become active and helpful in the course of the ongoing activity aimed at increasing Compliance Officers' knowledge and professional expertise. The website is used by the community of Compliance Officers at branches, Regional Administrations, and the Head Office. The site contains professional content and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results. As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, orders, and regulations (including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981, as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks).

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance. Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions".

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, defective signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable directives or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.
Handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Internal Auditor

Disclosure regarding the Group's internal auditing, including the professional standards under which the internal audit operates and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2006. No material changes occurred in this regard during the reporting period.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.
Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.
The Bank is also required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control before that company may control an insurer.
By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and a considerable part of its provident fund holdings, and entered into agreements to sell its remaining provident fund holdings. These transactions are to be completed in the near future. The Bank thus intends to complete the sale of all assets whose sale is required under the Bachar Reform by the end of 2007.
Banks under the Bank's control (Bank Massad and Bank Yahav) are also required to sell such assets. To the Bank's knowledge, these banks also intend to sell those assets whose sale is required by the end of 2007.

Upon completion of the aforesaid sales, the prerequisite conditions for the Bank to receive a pension advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (the "Pension Advising Law", which is part of the Bachar Reform); accordingly, the Bank intends to apply to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") at that time to grant the Bank a pension advisor's license.

Note, however, that under the provisions of the Pension Advising Law, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking". (Section 11(A)(5) of the Pension Advising Law).

Comments have been made in recent months by the Supervisor and/or on his behalf indicating that he is considering refraining from granting a pension advisor's license to the Bank and to Bank Leumi LeIsrael B.M. for a period of several years, or granting these two banks a restricted advisor's license allowing them to provide pension advice only to those defined as "self-employed", but not to "employees", for a period of several years. A private law proposal has also been submitted which mainly concerns postponement of the large banks' entry into the field of pension advising.

In July 2007, an agreement was reached between the Bank and the Supervisor with regard to the Bank's gradual entry into pension advising. According to the agreement, the Bank will receive a pension advisor's license immediately after the Bank and the corporations under its control complete the sale of the mutual and provident funds under their ownership and/or management, as required by the Bachar Reform.

Until August 1, 2010, the license will be restricted to the provision of pension advice to self-employed persons, persons aged 55 or over who have no income from work as employees, and young persons aged less than 18 years. As of August 1, 2010, the Bank will be permitted to provide pension advice to the general population, without restriction.

As part of the agreement with the Supervisor, during the course of this year, the Ministry of Finance is to initiate a legislative amendment allowing the banks to advise regarding life insurance products as well.

The Capital Market

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial asset managers; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity still includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 2,209 million in the second quarter of 2007, an increase of 45% compared with the second quarter of 2006.

The average daily turnover of bonds totaled NIS 3,564 million in the second quarter of 2007, an increase of 131% compared with the second quarter of 2006.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual fund managers in Israel with regard to the distribution of mutual fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations. For details regarding the volume of the mutual funds distributed by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance Sheet Activity, above.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

On June 30, 2007, the company managed portfolios at a monetary value of NIS 8.2 billion, compared with NIS 7.4 billion at the end of 2006.

Under the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional investors: joint trust investment funds, provident funds, and insurers with investments credited to insured clients. The dates stipulated in the aforesaid law with regard to this matter are as follows: cessation of portfolio management services for provident funds within three years of February 10, 2006; cessation of portfolio management services to mutual funds within four years of the same date.

Provident Funds, Advanced Study Funds, Severance Pay Funds, and Paid Sick Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years of the law's publication.

The asset value of provident funds operated by the Bank Group reached NIS 70.7 billion at the end of the first half of 2007, compared with NIS 96.4 billion at the end of 2006.

Details regarding the sale of the principal provident funds:

On April 20, 2007, the sale transaction was completed in which Kovetz Provident Funds Management Company Ltd. (hereinafter: "Kovetz"), a wholly-owned subsidiary of the Bank, transferred to Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, for a total consideration of NIS 455 million, the provident fund management activity for the following funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds. The balance of assets of the aforesaid funds totaled NIS 15 billion at the end of March 2007. Net profit from the above sale amounts to NIS 271 million, and is included in the results of operations of the second quarter of 2007 under profit from extraordinary activity, after taxes.

On June 28, 2007, the sale transaction was completed in which Gad-Gmulim Provident Fund Management Company Ltd. (hereinafter: "Gad-Gmulim"), a wholly owned subsidiary of the Bank, transferred to Dash Provident Fund Management Ltd. (hereinafter: "Dash"), in consideration for a total of NIS 31 million, the entire management activity of the provident fund Tagmulim (hereinafter: "Tagmulim Fund"), comprised of the goodwill acquired by Gad-Gmulim in the management of Tagmulim Fund during the years of its activity, the investment activity of Tagmulim Fund, all rights and obligations of Gad-Gmulim in relation to the management of Tagmulim Fund and its assets, and the right to receive management fees for the management of Tagmulim Fund. The balance of assets of Tagmulim Fund totaled approximately NIS 4.9 billion at the end of April 2007. Net profit from this transaction amounts to NIS 19 million, and is included in the results of operations of the second quarter of 2007 under profit from extraordinary activity, after taxes.

On May 31, 2007, an agreement was signed according to which Gad-Gmulim Provident Fund Management Company Ltd., a wholly owned subsidiary of the Bank (hereinafter: "Gad-Gmulim"), will sell the activity of the provident fund Gadish (hereinafter: "Gadish"), which is under its management, to Gadish Provident Fund Investments Ltd.

The expected consideration for Gad Gmulim from the sale of the aforesaid full rights and obligations is the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. The consideration, calculated based on the volume of the provident fund as of June 30, 2007, reached NIS 683 million, and the expected net profit on this basis is approximately NIS 415 million. As part of the transaction described above, the Buyer is to enter into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to the Buyer. Completion of the transaction is contingent upon receipt of all required regulatory approvals, amendment of the articles of Gadish, and signing of distribution and operating agreements with the Bank.

During the period up to the publication of the financial statements, the Bank signed agreements for the sale of all remaining provident funds under its ownership, for a total consideration of NIS 90 million, with expected net profit in the amount of approximately NIS 60 million. The transactions for the sale of the provident funds are due to be completed by the end of 2007.

Provident funds of Bank Massad:

The Israel Teachers Union and the Teachers' Organization have informed the Bank of their wish to undertake the management of the provident fund Daphna, which is managed by Bank Massad, such that each organization will manage its own members through a management company. Commercial agreements regarding the transfer of the fund's activity to these organizations have not yet been reached.

Provident funds of Bank Yahav:

The value of the assets of the provident funds and the advanced study funds owned by Bank Yahav reached NIS 10.1 billion at the end of June 2007.

For details regarding the balances of the provident funds operated by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance Sheet Activity, above.

Total assets of provident funds owned by the Bank Group which are designated for sale totaled approximately NIS 48.0 billion on June 30, 2007.

Pension Advising

According to the directives of the Pension Advising Law and the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increasing Competition (hereinafter, together: the "Legal Arrangement"), the Bank shall be permitted to engage in pension advising in the future, under the terms stipulated in the Legal Arrangement, including, especially, receiving a pension advising license from the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance.

The Bank is preparing for the time when it may begin engaging in pension advising, as noted. Among other things, a new Pension, Insurance, and Retirement Funds Division has been established within the Bank, responsible for coordinating pension advising activity. Personnel specializing in the pension insurance market have been hired by the Division, and the Bank has trained pension advisors from among its employees while also hiring additional employees, in order to be able to adequately provide pension advice to the public once it receives a license to engage in this activity. To date, 431 advisors have been trained and have passed Finance Ministry pension advising licensing examinations. In addition, the Bank is adapting its procedures and systems; working to prepare distribution agreements with pension product producers; and setting up IT infrastructures to allow the provision of service to customers, including support systems for pension advising to help match suitable pension solutions to customers.

As part of these preparations, the Bank has acquired the company Meitavit Maayan for Research and Development Ltd., which owns rights to products and system developments of the type required by the Bank in order to establish pension advising support systems, and has the expertise needed for specification, writing, and editing of software solutions for pension advising. The Bank has also acquired a pension payment management system, which together with systems developed at the Bank will allow agreements with producers of pension products and with employers and customers in order to collect pension payments, direct the payments towards the different producers according to the customer's instructions, and retrieve information from producers for customers through the various channels.

An agreement has recently been reached between the Bank and the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance with regard to the Bank's gradual entry into pension advising with the completion of the sales of the assets under management by the Group. See the "Capital Market Activity" section above for details.

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates activities related to various operational and banking services for financial asset managers: provident fund managers, mutual fund managers, and investment portfolio managers.

The new division unifies under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of comprehensive banking services to entities that manage these assets: provident fund management companies, mutual fund management companies, and investment portfolio managers.

In 2006 and in the first half of the year, agreements for the provision of operational services in the area of provident funds were signed with private investment houses, some incidental to the sale of provident funds. In the area of mutual funds, service agreements were signed with mutual fund management companies.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive according to which a pension advisor providing operational services shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident fund which are operated by the pension advisor. As the Bank is preparing to become a pension advisor, this directive will limit the rate of operational fees to be collected.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community", is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activity

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation") and the rest is conducted through other channels and projects, as described below.

"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.

Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in the first half of 2007 was expressed in a financial contribution of approximately NIS 17.7 million.

The following are the details of the various channels and projects:

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Area, the Logistics and Procurement Area, the Employees' Union, the Head of Community Affairs, Regional Administrations in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In the first half of 2007, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening weakened populations, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project has continued in 2005, 2006, and 2007.

The aim of the project is to raise public awareness of the issue of encouraging reading.

The project includes a public informational campaign, distribution of books, financing of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's Channel and other media.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year.
In the first half of 2007, the Bank made 160 donations of computers and accompanying equipment.

"Poalim for Culture and Nature in Israel" - At Passover, "Poalim for the Community" announced a special project in which all Israelis were invited to visit 48 sites throughout Israel free of charge during the holiday. This project was successfully launched in 2005, and the Bank decided to expand it in 2006 and 2007.
Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim resolved to make it possible for parents and children throughout Israel to travel during the holiday and enjoy a variety of sites all over the country, without the visits causing a heavy financial burden for the families.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, various internationally recognized cultural institutions which are committed to leadership and excellence in their field: the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra under a five-year agreement.
The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"Violence - No Way" project - In June 2006, "Poalim for the Community" launched a project aimed at fighting violence. The program includes explanatory and instructional activities at recreational sites, with the participation of Bank employee volunteers; operation of mediation centers for adolescents who have suffered or inflicted hurt; rehabilitation of adolescents involved in criminal activities; and more. In addition, in collaboration with the Keshet television network through its "A Star is Born 4" program, the program encouraged a high level of involvement and identification with this topic. The nationwide activities are accompanied by the slogan, "Violence - No Way".
The project continued during 2007, at a smaller scope.

"From Three to Five" Project - Bank Hapoalim participated in the efforts of the Israel Technion Society and the ORT organization to assist students from lower socio-economic backgrounds in improving their academic achievements in mathematics. The aim is to increase by about 5% the number of applicants for the 5 credit-points matriculation exam in mathematics. The Bank's involvement enabled 1,500 students to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.

Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening weak groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.

"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Corporate Social Responsibility

"Corporate Social Responsibility" (CSR) refers to business organizations' activity aimed at generating profits responsibly, while reducing the firm's negative impact on the environment and on society, such as through the prevention of pollution, and increasing its positive impact, such as through financial education for the community. The Bank is working to incorporate social responsibility in its ongoing activity.

For this purpose, the Bank is preparing an organization-wide program to instill social responsibility in all areas of its activity. The Bank's objective is to meet international standards in this field. In line with this program, a detailed gap analysis has been performed in reference to the leading framework of CSR indicators: the Global Reporting Initiative (GRI).

These indicators are used by the best business organizations in the world to report their performance in the area of corporate social responsibility. The diagnostic process involves an examination of the Bank's actual position relative to indicators and metrics derived from GRI in the areas of the environment, society and economy.

The diagnostic process is being conducted with the assistance of professional teams in the various areas of activity.

The outputs of the diagnosis and the teams' work will include a social report for 2007, to be published in 2008, and a plan for activities to promote corporate social responsibility at the Bank.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the financial statements.

In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.

However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, former Chairman of the Board Mr. S. Nehama, CEO of the Bank Mr. Z. Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. D. Dankner (who was recently appointed Chairman of the Board of Directors), announced that notwithstanding their existing contracts, they would agree that the committee might decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

The Israel Securities Authority addressed a request to the Bank for details regarding the manner in which the compensation is determined. Later, the Bank was required to provide the Israel Securities Authority with a legal opinion regarding the question whether the Arison Group and Mr. D. Dankner had a personal interest in approving the salary of the Chairman of the Board of Directors of the Bank at the time.

The Bank received a legal opinion produced jointly by the legal firms Gornitsky & Partners and Caspi & Partners, which determined that neither the Arison Group nor Mr. Dankner had a personal interest in approving the salary and compensation of the Chairman of the Board of Directors and that the approval of the salary and compensation of the Chairman of the Board of Directors by the general assembly of shareholders was performed in a lawful manner.

The Bank was contacted by two legal firms, on behalf of their clients, who are shareholders of the Bank, stating that they intended to submit a request to the court to approve the filing of derived claims on behalf of the Bank, against members of the Board of Directors of the Bank, in regard to the approval of the terms of salary and compensation for senior officers of the Bank, and against some of those officers, all in order to cause them to repay to the Bank the amount which, in the opinion of these attorneys, should not have been approved and paid.

The Bank rejected the demand to file its own claim against members of the Board of Directors and against senior officers of the Bank, as in the opinion of the members of the Board of Directors who discussed the demand, all decisions on this matter were made in a lawful manner.

Subsequently, in July 2006, one of the legal firms, on behalf of its client, Mr. Shalom Vashdi, filed a request with the court to approve the filing of a derived claim on this matter on behalf of the Bank, against the former Chairman of the Board of Directors, Mr. Shlomo Nehama, claiming that he should repay the entire salary he received from the Bank in the last seven years, and against members of the Board of Directors of the Bank, claiming that they should pay the Bank the amount of about NIS 42 million, which is the amount that, according to the originator of the request, should not have been paid to senior officers of the Bank (hereinafter: the "Derived Petition").

Further to discussions held with the Israel Securities Authority, and further to discussions held with the representatives of the petitioner in the Derived Petition, on October 4, 2006, an agreement was reached regarding a settlement between the Bank and officers of the Bank and the petitioner in the Derived Petition (hereinafter: the "Settlement Agreement").

Under the Settlement Agreement, solely due to the public aspect of the case, Mr. Nehama and Mr. Ziv, CEO of the Bank, will each pay the Bank the amount of approximately NIS 13 million. These amounts constitute the full difference between the bonuses paid to Mr. Nehama and Mr. Ziv by the Bank for the year 2004 and the bonuses paid to them for the year 2005. Payment of these amounts will be executed, as stipulated in the Settlement Agreement, among other things, out of the amounts which Mr. Nehama and Mr. Ziv will be entitled to receive from the Bank for the years 2006-2008, in CPI-linked values.

The Settlement Agreement further stipulates that Mr. Nehama and Mr. Ziv relinquish, from 2006 forward, the bonuses to which they would be entitled for profits from the sale of provident funds and/or pension funds and mutual funds owned by the Bank, the sale of which is imposed upon the Bank by law; and for profits resulting from the sale of the Bank's shares in Bank Otsar Hahayal Ltd. (the "Forced Sales").

The Settlement Agreement notes that the aforesaid amounts will be repaid to the Bank by Mr. Nehama and Mr. Ziv due to the public aspect of the case, despite the fact that the Bank, the members of the Board of Directors of the Bank, and their legal advisors have determined that the full payment of the bonuses was approved in a legal manner, and that Mr. Nehama and Mr. Ziv were lawfully entitled to receive the full amounts paid to them as bonuses, in recognition of their accomplishments and the Bank's achievements during 2005, as was also stipulated in the Settlement Agreement.

The Settlement Agreement further states that due to the public aspect of the case, the Bank is considering the formulation of an updated option plan and/or compensation plan, to apply from 2006 forward, for Mr. Nehama and Mr. Ziv, as well as for all or some of the other officers and senior employees of the Bank and of the Bank's subsidiaries.

The Settlement Agreement also stipulates that although Mr. Dankner did not join the Settlement Agreement, due among other causes to the fact that his compensation and bonus were approved by the general assembly of the Bank with the support of more than one-third of the participants who did not have a personal interest in the decision, and in light of the opinion of his legal advisors, Mr. Dankner was granted the right to join the Settlement Agreement, in writing, until July 31, 2007, and to pay the Bank the amount of NIS 7.5 million, in the same format in which Mr. Nehama and Mr. Ziv are repaying funds to the Bank. Mr. Dankner gave notice that he is joining this agreement. On May 20, 2007, the Settlement Agreement was approved by the court and was granted the status of a verdict. Once the verdict is conclusive, repayment to the Bank will be performed as stipulated in the Settlement Agreement.

The annual ordinary general meeting of the Bank's shareholders convened on January 24, 2007. Among other things, the shareholders resolved to approve the election of Ms. Efrat Peled as a director of the Bank and of Prof. Yair Orgler as an external director of the Bank (under Proper Conduct of Banking Business Directive 301 of the Supervisor of Banks). On May 28, 2007 the Board of Directors approved changes in the composition of Board committees as follows: Appointment of Mr. D. Dankner (instead of Mr. S. Nehama) as Chairman of the Credit Committee, the Business and Budget Committee, the Repricing Committee and the Investment Approval Committee. Likewise, the appointment of Ms. I. Izakson as Chairman of the Balance Sheet Committee was approved.

On July 23, 2007, the Board of Directors approved the formation of the Risk Management and Control and Basle II Implementation Committee, composed of the following: I. Izakson, Chairman, D. Dankner, M. Koren, N. Dror, J. Pomrenze, Y. Orgler.

In addition, the Board of Directors approved changes in the job description and authorities of the Investment Approval Committee.

Further to the information reported in the section on the Bank Group's activity and business developments in the Financial Statements as at December 31, 2006, regarding investments in the Bank's share capital, note that:

The holders of the permit for control of the Bank at the date of publication of the financial statements are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through several trusts that have holdings in the following Israeli companies, which own shares of the Bank: Arison Holdings (1998) Ltd. (hereinafter: "Arison Holdings") holds shares comprising approximately 20.26% of the Bank's share capital, of which 20% constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through a wholly owned subsidiary, holds approximately 81% of the share capital of Salt Industries Ltd., which holds shares comprising approximately 6.01% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 26.3% (25.9% fully diluted) of the share capital of the Bank.

The following are the developments in the Arison Group's holdings of shares of the Bank during the reporting period:

On March 15, 2007, Arison Holdings received ownership of shares comprising approximately 3.2% of the share capital purchased from the foreign companies BH Investment Associates LLC, BH Israel LLC, and Madlen LLC, which were formerly among the owners of the controlling interest in the Bank, but withdrew from it.

On April 18, 2007, Arison Holdings purchased 8,000,000 ordinary shares of the Bank, comprising 0.63% of the Bank's share capital, in consideration for NIS 21.40 per share, or a total consideration of about NIS 171 million.

On June 3, 2007, a wholly owned subsidiary of Arison Investments (hereinafter: the "Subsidiary") purchased approximately 60.65% of the shares of Salt Industries, which directly and indirectly holds ordinary shares comprising approximately 6.01% of the share capital of the Bank.

Upon completion of the aforesaid purchase transaction of shares of Salt Industries, the settlement arrangement between Arison Holdings and Salt Industries was also enhanced and completed. Within this arrangement, the parties reclassified their holdings in shares of the Bank, for the purposes of the permit for control of the Bank (the "Permit"). Following the completion of the arrangement, all of the holdings of Salt Industries in the share capital of the Bank (approximately 6.01%, as noted above) are in free shares which are not subject to the directives of the Permit.

On the same day (June 3, 2007), following the completion of the aforesaid purchase transaction of shares of Salt Industries, the Subsidiary acquired an additional 8,103,456 shares of Salt Industries, comprising approximately 20.35% of the share capital of Salt Industries.

Arison Holdings, alone, holds all of the controlling interest shares of the Bank, comprising 20% of the Bank's share capital. In addition, Arison Holdings holds additional shares of the Bank, comprising approximately 0.26% of the Bank's share capital. These share capitals are free and clear of the directives of the Permit.

Arison Holdings has notified the bank that the Control Permit which allows it to hold control and means of control in the Bank was amended on March 14, 2007. Under the amendment, conditions were added that are relevant to the operation of the Bank and its institutions, including the following:

1. A relative of a member of the controlling group and companies under his/her control shall be subject to the legal limitations applicable to a controlling stakeholder in a banking corporation when conducting business activity with the Bank.
2. The Bank's Board of Directors shall consist, at all times, of 15 directors, including 7 external directors.
3. During any year, no more than 5 directors shall be appointed to the Bank.
4. At least one-third of the members of each Board of Directors committee shall be external. The directors serving in the Audit Committee shall not constitute the majority of the members serving in the other Board of Directors committees.

To date there are 12 members in the Board of Directors of the Bank. The Bank intends to complete the quorum in the near future.

On March 20, 2007, the Bank's Board of Directors declared a dividend of about NIS 378 million, representing 30% of the issued share capital of the Bank, or 30 agorot per NIS 1 par value share. The dividend was paid on April 12, 2007.

On May 28, 2007, the Bank's Board of Directors declared a dividend of about NIS 315 million. Said dividend represents 25% of the issued share capital of the Bank, or 25 agorot per NIS 1 par value share, was paid on June 19, 2007.

On August 30, 2007, the Bank's Board of Directors declared a dividend of about NIS 504 million, representing 40% of the issued share capital of the Bank, or 40 agorot per NIS 1 par value share. The Board of Directors further resolved to declare September 5, 2007 as the date of record, September 6, 2007 as the ex-date, and September 20, 2007 as the date of payment.

In April 2007, the international rating agency Moody's revised its methodology for rating banks. The Bank's rating remained unchanged, but the ratings of bonds and subordinated notes issued by a subsidiary abroad and guaranteed by the Bank were downgraded - from Aa3 to A1 for the subordinated notes, and from AA2 to AA3 for senior debt notes. The change in rating was a result of a change in the rating methodology.

On May 15, 2007, Mr. Shlomo Nehama resigned from his position as Chairman of the Board of the Bank and as a Member of the Board of Directors. On the same date, May 15, 2007, Mr. Dan Dankner was elected Acting Chairman of the Board of Directors of the Bank, until completion of the sale of control of Salt Industries to a subsidiary of Arison Holdings. On June 24, 2007, following the transfer of control of Salt Industries, , Mr. Dan Dankner was elected to the position of Chairman of the Board of Directors of the Bank.

The Board of Directors of the Bank held 23 meetings during the period of January-June 2007.
The various Board of Directors committees held 79 meetings during the period of January-June 2007.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding "Evaluation of Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereinafter: the "Disclosure Declaration").

The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The "controls and procedures concerning disclosure" are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.

At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of the "effectiveness of internal control of financial reporting" established in Section 404, of the above mentioned law.

Section 404 of the above mentioned law was adopted by the Supervisor of Banks in December 2005, in a circular stating that banking corporations should prepare to include in their financial statements, starting with the financial statements for December 31, 2008, a declaration regarding management's responsibility for the establishment and maintenance of adequate systems and procedures of internal control of financial reporting, as well as an evaluation as at the end of the fiscal year of the effectiveness of the procedures of internal control of financial reporting. At the same time, auditors of banking corporations will be required to provide an opinion on the suitability of the internal controls, on the financial reporting of the Bank in line with the relevant standards of the PCAOB (Public Company Accounting Oversight Board). The Bank has taken steps to comply with the requirements of Section 404 of the above mentioned law on the stipulated date. For that purpose, has hired an external consulting company, and adopted the COSO (Committee of Sponsoring Organization) model for the structure of the internal control on financial reporting. The Bank is working on implementing the directives according to "milestones", which were defined with the consultants. At this time, the planning and procedural mapping stage was completed. Most of the work procedures and control in the Bank, that are related to the financial statements, were documented according to the customary methodology and the Bank is now prepared to examine the effectiveness of the controls on the financial reporting.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant of the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at June 30, 2007. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on June 30, 2007, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Dan Dankner
Chairman of the Board of Directors

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, August 30, 2007.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the three months ending on June 30		Change	For the six months ending on June 30		Change
	2007	2006		**2007**	2006	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**2,053**	2,057	(0.2%)	**3,893**	3,943	(1.3%)
Provision for doubtful debts	**202**	296	(31.8%)	**383**	538	(28.8%)
Operating income and other income	**1,196**	1,299	(7.9%)	**2,503**	2,582	(3.1%)
Operating and other expenses	**1,868**	1,829	2.1%	**3,717**	3,725	(0.2%)
Operating profit before taxes	**1,179**	1,231	(4.2%)	**2,296**	2,262	1.5%
Provision for taxes on operating profit	**440**	568	(22.5%)	**928**	995	(6.7%)
Operating profit after taxes	**739**	663	11.5%	**1,368**	1,267	8.0%
Operating profit	**716**	664	7.8%	**1,406**	1,283	9.6%
Net profit from extraordinary transaction, after taxes	**286**	1	-	**231**	559	(58.7%)
Net profit	**1,002**	665	50.7%	**1,637**	1,842	(11.1%)

				change compared with	
	30.6.2007	30.6.2006	31.12.2006	30.6.2006	31.12.2006
Balance Sheet – Principal Items					
Total balance sheet	**290,829**	291,998	282,864	(0.4%)	2.8%
Credit to the public	**191,705**	195,166	186,463	(1.8%)	2.8%
Securities	**45,973**	42,123	44,456	9.1%	3.4%
Deposits from the public	**224,880**	226,707	217,004	(0.8%)	3.6%
Debentures and subordinated notes	**17,914**	19,791	18,384	(9.5%)	(2.6%)
Shareholders' equity	**19,214**	17,266	18,233	11.3%	5.4%

	30.6.2007	30.6.2006	31.12.2006
Principal financial ratios			
Shareholders' equity to total assets	**6.6%**	5.9%	6.4%
Tier I capital to total assets	**7.5%**	6.9%	7.4%
Capital to risk assets	**10.37%**	10.1%	10.53%
Credit to the public to total assets	**65.9%**	66.8%	65.9%
Deposits to the public to total assets	**77.3%**	77.6%	76.7%
Operating income to operating expenses	**67.3%**	69.3%	67.6%
Operating expenses to total income	**58.1%**	57.1%	58.9%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[a]	**0.3%**	0.3%	0.3%
Rate of provision for taxes	**40.4%**	44.0%	43.8%
Return of operating profit on equity, net[a]	**15.6%**	15.7%	14.4%
Return of net profit on equity[a]	**18.3%**	22.9%	19.4%
Return of net profit on total assets[a]	**1.2%**	1.3%	1.2%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

For the three months ending on June 30

	2007				*2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6][7]	**102,933**	**1,450**	**5.75**		103,392	1,653	6.55	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**51,181**	**1,244**			25,313	318		
Total assets	**154,114**	**2,694**		**7.18**	128,705	1,971		6.27
Liabilities[6][8]	**(115,240)**	**(704)**	**(2.47)**		(102,560)	(844)	(3.33)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(33,176)**	**(1,010)**			(15,843)	(174)		
Total liabilities	**(148,416)**	**(1,714)**		**(4.70)**	(118,403)	(1,018)		(3.48)
Interest spread			**3.28**	**2.48**			3.22	2.79
Israeli currency - Linked to the CPI								
Assets[5][6][7]	**56,555**	**1,062**	**7.73**		59,602	1,484	10.34	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**2,250**	**43**			1,577	21		
Total assets	**58,805**	**1,105**		**7.73**	61,179	1,505		10.21
Liabilities[6][8]	**(40,607)**	**(679)**	**(6.86)**		(47,051)	(1,060)	(9.32)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(11,260)**	**(277)**			(6,725)	(73)		
Total liabilities	**(51,867)**	**(956)**		**(7.58)**	(53,776)	(1,133)		(8.70)
Interest spread			**0.87**	**0.15**			1.02	1.51

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 151 million (June 30, 2006: NIS 65 million) in the unlinked segment, NIS 26 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 43 million (June 30, 2006: NIS 68 million) in (the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 8,621 million (June 30, 2006: NIS 8,065 million) in the unlinked segment, NIS 51 million (June 30, 2006: NIS 48 million) in the CPI-linked segment, NIS 151 million (June 30, 2006: NIS 141 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,020 million (June 30, 2006: NIS 8769 million) in the unlinked segment, NIS 53 million (June 30, 2006: NIS 52 million) in the CPI-linked segment, NIS 123 million (June 30, 2006: NIS 120 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months ending on June 30							
	2007				*2006			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency -								
(including Israeli currency								
linked to foreign currency)								
Assets(5)(6)(7)	**116,280**	**4,638**	**16.93**		117,157	(2,346)	(7.77)	
Effect of derivatives(4)								
Hedging derivatives	**25,132**	**139**			30,827	200		
Embedded derivatives								
and ALM	**121,044**	**5,881**			139,108	(430)		
Total assets	**262,456**	**10,658**		**17.26**	287,092	(2,576)		(3.54)
Liabilities(6)(8)	**(102,278)**	**(3,875)**	**(16.04)**		(112,096)	2,813	9.67	
Effect of derivatives(4)								
Hedging derivatives	**(25,261)**	**(325)**			(30,906)	(320)		
Embedded derivatives								
and ALM	**(129,861)**	**(5,834)**			(144,547)	431		
Total liabilities	**(257,400)**	**(10,034)**		**(16.53)**	(287,549)	2,924		4.01
Interest spread			**0.89**	**0.73**			1.90	0.47

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 151 million (June 30, 2006: NIS 65 million) in the unlinked segment, NIS 26 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 43 million (June 30, 2006: NIS 68 million) in (the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 8,621 million (June 30, 2006: NIS 8,065 million) in the unlinked segment, NIS 51 million (June 30, 2006: NIS 48 million) in the CPI-linked segment, NIS 151 million (June 30, 2006: NIS 141 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,020 million (June 30, 2006: NIS 8,769 million) in the unlinked segment, NIS 53 million (June 30, 2006: NIS 52 million) in the CPI-linked segment, NIS 123 million (June 30, 2006: NIS 120 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months ending on June 30							
	2007				*2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income[5][6]	**275,768**	**7,150**	**10.78**		280,151	791	1.13	
Effect of derivatives[4]								
Hedging derivatives	**25,132**	**139**			30,827	200		
Embedded derivatives and ALM	**174,475**	**7,168**			165,998	(91)		
Total assets	**475,375**	**14,457**		**12.73**	476,976	900		0.76
Monetary liabilities generating financing expenses[6]	**(258,125)**	**(5,258)**	**(8.40)**		(261,707)	909	1.38	
Effect of derivatives[4]								
Hedging derivatives	**(25,261)**	**(325)**			(30,906)	(320)		
Embedded derivatives and ALM	**(174,297)**	**(7,121)**			(167,115)	184		
Total liabilities	**(457,683)**	**(12,704)**		**(11.57)**	(459,728)	773		0.67
Interest spread			**2.38**	**1.16**			2.51	1.43

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 151 million (June 30, 2006: NIS 65 million) in the unlinked segment, NIS 26 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 43 million (June 30, 2006: NIS 68 million) in (the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months ending on June 30			
	2007		*2006	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**(20)**		58
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)(2)		**35**		26
Commissions from financing transactions and other financing income(5)		**287**		284
Other financing expenses		**(2)**		16
Profit from financing activities before provision for doubtful debts		**2,053**		2,057
Provision for doubtful debts (including general and supplementary provision)		**(202)**		(296)
Profit from financing activities after provision for doubtful debts		**1,851**		1,761
Total				
Financial assets that generated financing income(3)(4)	**275,768**		280,151	
Assets deriving from derivative instruments(6)	**4,775**		7,026	
Other financial assets	**2,042**		2,209	
General provision and supplementary provision for doubtful debts	**(1,117)**		(1,168)	
Total financial assets	**281,468**		288,218	
Total				
Financial liabilities that generated financing expenses(4)	**(258,125)**		(261,707)	
Liabilities deriving from derivative instruments(6)	**(4,486)**		(7,657)	
Other financial liabilities	**(5,651)**		(5,661)	
Total financial liabilities	**(268,262)**		(275,025)	
Total excess of assets over financial liabilities	**13,206**		13,193	
Non-monetary assets	**7,035**		5,507	
Non-monetary liabilities	**(823)**		(903)	
Total capital resources	**19,418**		17,797	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 151 million (June 30, 2006: NIS 65 million) in the unlinked segment, NIS 26 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 43 million (June 30, 2006: NIS 68 million) in (the foreign currency segment (including Israeli currency linked to foreign currency.

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances ofderivative instruments (not including average off-balance sheet baances of derivative instruments).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months ending on June 30							
	2007				*2006			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency - (including Israel currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income(5)(6)	**28,407**	**436**	**6.28**		25,744	614	9.89	
Effect of derivatives(4)								
Hedging derivatives	**6,196**	**35**			6,664	48		
Embedded derivatives and ALM	**29,599**	**898**			31,934	410		
Total assets	**64,202**	**1,369**		**8.81**	64,342	1,072		6.83
Monetary liabilities in foreign currency generating financing expenses(5)(6)	**(24,771)**	**(268)**	**(4.40)**		(24,775)	(353)	(5.82)	
Effect of derivatives(4)								
Hedging derivatives	**(6,229)**	**(79)**			(6,820)	(80)		
Embedded derivatives and ALM	**(31,859)**	**(847)**			(33,002)	(300)		
Total liabilities	**(62,859)**	**(1,194)**		**(7.82)**	(64,597)	(733)		(4.62)
Interest spread			**1.88**	**0.99**			4.07	2.21

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 151 million (June 30, 2006: NIS 65 million) in the unlinked segment, NIS 26 million (June 30, 2006: NIS 1 million) in the CPI-linked segment, NIS 43 million (June 30, 2006: NIS 68 million) in (the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the six months ending on June 30							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6][7]	**101,394**	**2,910**	**5.82**		*101,906	3,181	*6.34	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**45,014**	**2,068**			22,926	500		
Total assets	**146,408**	**4,978**		**6.92**	*124,832	3,681		*5.98
Liabilities[6][8]	**(112,530)**	**(1,485)**	**(2.66)**		*(100,890)	(1,596)	*(3.19)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(28,705)**	**(1,652)**			(15,626)	(307)		
Total liabilities	**(141,235)**	**(3,137)**		**(4.49)**	*(116,516)	(1,903)		*(3.29)
Interest spread								
Israeli currency - Linked to the CPI			**3.16**	**2.43**			*3.15	*2.69
Assets[5][6][7]								
Effect of derivatives[4]	**56,331**	**1,598**	**5.75**		59,895	2,323	7.91	
Embedded derivatives								
and ALM	**2,180**	**76**			1,561	53		
Total assets	**58,511**	**1,674**		**5.80**	61,456	2,376		7.88
Liabilities[6][8]								
Effect of derivatives[4]	**(41,072)**	**(959)**	**(4.72)**		(47,426)	(1,602)	(6.87)	
Embedded derivatives								
and ALM	**(10,644)**	**(472)**			(5,980)	(171)		
Total liabilities	**(51,716)**	**(1,431)**		**(5.61)**	(53,406)	(1,773)		(6.75)
Interest spread			**1.03**	**0.19**			1.04	1.13

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 144 million (June 30, 2006: NIS 76 million) in the unlinked segment, NIS 20 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 33 million (June 30, 2006: NIS 90 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 8,566 million (June 30, 2006: NIS 7,926 million) in the unlinked segment, NIS 52 million (June 30, 2006: NIS 48 million) in the CPI-linked segment, NIS 149 million (June 30, 2006: NIS 138 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,167 million (June 30, 2006: NIS 8,600 million) in the unlinked segment, NIS 56 million (June 30, 2006: NIS 53 million) in the CPI-linked segment, NIS 125 million (June 30, 2006: NIS 117 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

	For the six months ending on June 30							
	2007				2006			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency -								
(including Israeli currency								
linked to foreign currency)								
Assets(5)(6)(7)	**116,672**	**4,556**	**7.96**		114,192	*563	*0.99	
Effect of derivatives(4)								
Hedging derivatives	**27,095**	**519**			29,559	368		
Embedded derivatives								
and ALM	**122,297**	**8,059**			129,434	3,354		
Total assets	**266,064**	**13,134**		**10.12**	273,185	*4,285		3.16
Liabilities(6)(8)	**(104,060)**	**(3,485)**	**(6.81)**		(110,753)	428	0.77	
Effect of derivatives(4)								
Hedging derivatives	**(27,175)**	**(645)**			(29,882)	(623)		
Embedded derivatives								
and ALM	**(130,047)**	**(7,938)**			(133,005)	(3,256)		
Total liabilities	**(261,282)**	**(12,068)**		**(9.45)**	(273,640)	(3,451)		(2.54)
Interest spread			**1.15**	**0.67**			*1.76	0.62

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 144 million (June 30, 2006: NIS 76 million) in the unlinked segment, NIS 20 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 33 million (June 30, 2006: NIS 90 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(7) The average balance of assets includes an average balance for debtors in respect of credit card transactions in the amount of NIS 8,566 million (June 30, 2006: NIS 7,926 million) in the unlinked segment, NIS 52 million (June 30, 2006: NIS 48 million) in the CPI-linked segment, NIS 149 million (June 30, 2006: NIS 138 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(8) The average balance of liabilities includes an average balance for creditors in respect of credit card transactions in the amount of NIS 9,167 million (June 30, 2006: NIS 8,600 million) in the unlinked segment, NIS 56 million (June 30, 2006: NIS 53 million) in the CPI-linked segment, NIS 125 million (June 30, 2006: NIS 117 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

	For the six months ending on June 30							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income[5][6]	**274,397**	**9,064**	**6.72**		*275,993	*6,067	*4.44	
Effect of derivatives[4]								
Hedging derivatives	**27,095**	**519**			29,559	368		
Embedded derivatives and ALM	**169,491**	**10,203**			153,921	3,907		
Total assets	**470,983**	**19,786**		**8.58**	*459,473	*10,342		*4.55
Monetary liabilities generating financing expenses[6]	**(257,662)**	**(5,929)**	**(4.66)**		*(259,069)	(2,770)	*(2.15)	
Effect of derivatives[4]								
Hedging derivatives	**(27,175)**	**(645)**			(29,882)	(623)		
Embedded derivatives and ALM	**(169,396)**	**(10,062)**			(154,611)	(3,734)		
Total liabilities	**(454,233)**	**(16,636)**		**(7.46)**	*(443,562)	(7,127)		*(3.24)
Interest spread			**2.06**	**1.12**			*2.29	*1.31

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 144 million (June 30, 2006: NIS 76 million) in the unlinked segment, NIS 20 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 33 million (June 30, 2006: NIS 90 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(in millions of NIS)

	For the six months ending on June 30			
	2007		2006	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**59**		95
In respect of other derivative instruments (not including options, hedging derivatives ALM derivatives and embedded derivatives that have been detached)(2)		**72**		55
Commissions from financing transactions and other financing income(5)		**615**		578
Other financing expenses		**(3)**		-
Profit from financing activities before provision for doubtful debts		**3,893**		*3,943
Provision for doubtful debts (including general and supplementary provision)		**(383)**		(538)
Profit from financing activities after provision for doubtful debts		**3,510**		*3,405
Total				
Financial assets that generated financing income(3)(4)	**274,397**		*275,993	
Assets deriving from derivative instruments(6)	**4,745**		6,164	
Other financial assets	**1,516**		*1,331	
General provision and supplementary provision for doubtful debts	**(1,126)**		(1,170)	
Total financial assets	**279,532**		*282,318	
Total				
Financial liabilities that generated financing expenses(4)	**(257,662)**		*(259,069)	
Liabilities deriving from derivative instruments(6)	**(4,509)**		(6,706)	
Other financial liabilities	**(4,549)**		(4,685)	
Total financial liabilities	**(266,720)**		*(270,460)	
Total excess of assets over financial liabilities	**12,812**		*11,858	
Non-monetary assets	**7,129**		6,404	
Non-monetary liabilities	**(727)**		(936)	
Total capital resources	**19,214**		*17,326	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 144 million (June 30, 2006: NIS 76 million) in the unlinked segment, NIS 20 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 33 million (June 30, 2006: NIS 90 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances ofderivative instruments (not including average off-balance sheet baances of derivative instruments).

	For the six months ending on June 30							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income[5][6]	**28,050**	**870**	**6.30**		24,811	886	7.27	
Effect of derivatives[4]								
Hedging derivatives	**6,552**	**125**			6,461	77		
Embedded derivatives and ALM	**29,506**	**1,637**			27,601	1,178		
Total assets	**64,108**	**2,632**		**8.38**	58,873	2,141		7.41
Monetary liabilities in foreign currency generating financing expenses[5][6]	**(25,056)**	**(579)**	**(4.68)**		(24,185)	(599)	(5.01)	
Effect of derivatives[4]								
Hedging derivatives	**(6,572)**	**(155)**			(6,531)	(134)		
Embedded derivatives and ALM	**(31,347)**	**(1,611)**			(28,493)	(943)		
Total liabilities	**(62,975)**	**(2,345)**		**(7.59)**	(59,209)	(1,676)		(5.74)
Interest spread			**1.62**	**0.79**			2.26	1.67

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2007 NIS 144 million (June 30, 2006: NIS 76 million) in the unlinked segment, NIS 20 million (June 30, 2006: NIS 4 million) in the CPI-linked segment, NIS 33 million (June 30, 2006: NIS 90 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on June 30, 2007 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report;
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditor, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, August 30, 2007.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on June 30, 2007 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report;
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditor, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, August 30, 2007.

KPMG

Somekh Chaikin

BDO
ZIV HAFT

To:
The Board of Directors of Bank Hapoalim B.M.

Subject:
Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and six months period ended June 30, 2007

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at June 30, 2007, statement of profit and loss and statement of changes in shareholders' equity for the three and six months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

To Note 2, regarding the restatement of comparative data for prior periods following first time implementation of the Supervisor of Banks' directive regarding the credit card companies format for reporting to the public.

To Note 5B, regarding exposure to class action claims filed against the Bank.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, August 30, 2007.

Condensed Consolidated Balance Sheet

as at June 30, 2007

(in millions of NIS)

December 31 2006 Audited		June 30 2007 Unaudited	June 30 2006 Unaudited
	Assets		
39,750	Cash on hand and deposits with banks	**39,690**	39,927
44,456	Securities	**45,973**	42,123
-	Securities which were borrowed or bought under agreements to resell	**990**	-
186,463	Credit to the public	**191,705**	*195,166
743	Credit to governments	**519**	926
821	Investments in equity basis investees	**907**	743
3,767	Buildings and equipment	**3,833**	3,744
6,864	Other assets	**7,212**	*9,369
282,864	Total assets	**290,829**	*291,998
	Liabilities and Shareholders' Equity		
217,004	Deposits from the public	**224,880**	226,707
7,662	Deposits from banks	**6,886**	3,574
2,659	Deposits from the Government	**2,472**	2,929
-	Securities which were lent or sold under agreements to repurchase	**41**	-
18,384	Debentures and subordinated notes	**17,914**	19,791
18,229	Other liabilities	**18,643**	*21,167
263,938	Total liabilities	**270,836**	*274,168
693	Minority interests	**779**	564
18,233	Shareholders' equity	**19,214**	17,266
282,864	Total liabilities and shareholders' equity	**290,829**	*291,998

* Restated - see note 2.

The accompanying notes are an integral part of the condensed financial statements.

Dan Dankner
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, August 30, 2007.

Condensed Consolidated Statement of Profit and Loss
for the Periods Ended June 30, 2007

(in millions of NIS)

Year ended December 31		Three months ended June 30		Six months ended June 30	
2006		**2007**	2006	**2007**	2006
Audited		Unaudited			
	Profit from financing activities before				
7,788	provision for doubtful debts	**2,053**	*2,057	**3,893**	*3,943
986	Provision for doubtful debts	**202**	296	**383**	538
	Profit from financing activities after				
6,802	provision for doubtful debts	**1,851**	*1,761	**3,510**	*3,405
	Operating and other income				
3,888	Operating commissions	**1,019**	*995	**2,012**	*1,978
360	Profits from investments in shares, net	**19**	110	**144**	163
914	Other income	**158**	194	**347**	441
5,162	Total operating and other income	**1,196**	*1,299	**2,503**	*2,582
	Operating and other expenses				
4,687	Salaries and related expenses	**1,119**	*1,074	**2,253**	*2,237
	Maintenance and depreciation of buildings				
1,239	and equipment	**307**	*311	**615**	*619
1,706	Other expenses	**442**	*444	**849**	*869
7,632	Total operating and other expenses	**1,868**	1,829	**3,717**	*3,725
4,332	Operating profit before taxes	**1,179**	*1,231	**2,296**	*2,262
1,897	Provision for taxes on operating profit	**440**	*568	**928**	*995
2,435	Operating profit after taxes	**739**	663	**1,368**	1,267
	The share in net, after-tax operating profits				
116	of equity basis investees	**34**	18	**118**	50
	Minority interests, net in after-tax				
(55)	operating profits of subsidiary companies	**(57)**	(17)	**(80)**	(34)
2,496	Net operating profit	**716**	664	**1,406**	1,283
	Net profit from extraordinary				
863	transactions, after taxes	**286**	1	**231**	559
3,359	Net profit	**1,002**	665	**1,637**	1,842
	Net profit per share in NIS (basic and diluted):				
1.98	Net operating profit	**0.57**	0.53	**1.12**	1.02
0.68	Profit from extraordinary transactions	**0.23**	0.00	**0.18**	0.44
2.66	Net profit per share	**0.80**	0.53	**1.30**	1.46

* Reclassified.

The accompanying notes are an integral part of the condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended June 30, 2007

(in millions of NIS)

	Three months ended June 30					
	2007			2006		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,353**	**315**	**10,825**	7,311	618	9,368
Net profit			**1,002**			665
Exercise of share options				1		
Adjustments in respect of presentation of securities available for sale at fair value			**(68)**			(257)
Related tax effect			**27**			105
Paid dividend		**(315)**			(618)	
Dividend that was declared after the balance sheet day		**504**	**(504)**		340	(340)
Benefit inherent in the allotment of share options to employees	**14**			9		
Net profits in respect of cash flow hedging			**113**			105
Related tax effect			**(43)**			(43)
Translation adjustments relating to equity basis investees**			**(4)**			2
Other adjustments relating to equity basis investees	**(5)**					
Balance as at the end of the period	**7,362**	**504**	*****11,348**	7,321	340	9,605

* Surplus includes:
Adjustments in respect of presentation ofsecurities available for sale at fair value, net, amounting to NIS 259 million (June 30, 2006 - NIS 106 million, December 31, 2006 - NIS 294 million).

** Adjustments from translation of financial statements of autonomous units.

*** Includes NIS 2,758 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity

for the Periods Ended June 30, 2007 (continued)

(in millions of NIS)

	Six months ended June 30					
	2007			2006		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,340**	**378**	**10,515**	7,281	139	8,817
Net profit			**1,637**			1,842
Exercise of share options				21		
Adjustments in respect of presentation of securities available for sale at fair value			**(59)**			(269)
Related tax effect			**24**			111
Paid dividend		**(378)**	**(315)**		(139)	(618)
Dividend that was declared after the balance sheet day		**504**	**(504)**		340	(340)
Benefit inherent in the allotment of share options to employees	**27**			19		
Net profits in respect of cash flows hedging			**89**			105
Related tax effect			**(34)**			(43)
Translation adjustments relating to equity basis investees**			**(5)**			
Other adjustments relating to equity basis investees	**(5)**					
Balance as at the end of the period	**7,362**	**504**	*****11,348**	7,321	340	9,605

* Surplus includes:
Adjustments in respect of presentation ofsecurities available for sale at fair value, net, amounting to NIS 259 million (June 30, 2006 - NIS 106 million, December 31, 2006 - NIS 294 million).

** Adjustments from translation of financial statements of autonomous units.

*** Includes NIS 2,758 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended June 30, 2007 (continued)

(in millions of NIS)

	Year ended December 31		
	2006		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
		Audited	
Balance as at the beginning of the period	7,281	139	8,817
Net profit			3,359
Exercise of share options	21		
Adjustments in respect of presentation of securities available for sale at fair value			52
Related tax effect			(22)
Paid dividend		(139)	(1,311)
Dividend that was declared after the balance sheet day		378	(378)
Benefit inherent in the allotment of share options to employees	38		
Net profits in respect of cash flows hedging			(4)
Related tax effect			2
Balance as at the end of the period	7,340	378	10,515

* Surplus includes:
Adjustments in respect of presentation ofsecurities available for sale at fair value, net, amounting to NIS 259 million (June 30, 2006 - NIS 106 million, December 31, 2006 - NIS 294 million).

The accompanying notes are an integral part of these financial statements.

Note 1

The accounting policies applied in the preparation of the Condensed Financial Statements as at June 30, 2007 are consistent with those applied in the Audited Annual Financial Statements as at December 31, 2006, with the exception noted in Note 3 below. These reports should be perused in connection with the Annual Financial Statements as at December 31, 2006, and the Notes accompanying them.

Note 2
Restatment

Starting with the financial statements for 2006, the Bank has implemented the Supervisor of Banks' directives with regard to the "format for reporting to the public by credit card companies".
As a result of the aforesaid directive, transactions executed in credit cards whose date of settlement has not yet arrived, which were presented in the past under an off-balance sheet item, are included under the item "credit to the public".

The following is the effect of restatement on balance sheet balances as at June 30, 2006 as a result of the first-time adoption of the aforesaid directive (in NIS millions):

Increase in credit to the public	8,112
Decrease in other assets	(404)
Increase in other liabilities	7,708

Note 3
Implementation of New Accounting Standards during the Reporting Period

In May 2006, a circular was issued by the Supervisor of Banks setting forth an amendment to the public reporting directives regarding "transfers and servicing of financial assets and extinguishment of liabilities". The directives set forth in the circular adopt the measurement and disclosure rules stipulated in the American accounting standard FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", for differentiation between transfers of financial assets to be recorded as sales and other transfers. Accordingly, the principle was adopted under which a financial asset transferred shall be presented in the balance sheet of the party controlling the asset, whether it is transferring or receiving the asset. For this purpose, the directives specify tests of control that refer to repurchase transactions, securities lending, securitization of loans, and sale of and participation in loans.
The amendments to the public reporting directives apply to all banking corporations with regard to securities lending transactions, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of services for financial assets, and extinguishment of liabilities that are executed after January 1, 2007.

Note 4
Capital Market Reform

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.
Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.
The Bank is also required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control before the company may control an insurer, as well as provident funds and mutual funds.
By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and a considerable part of its provident fund holdings, and entered into agreements to sell its remaining provident fund holdings. These transactions are to be completed in the near future. The Bank thus intends to complete the sale of all assets whose sale is required under the Bachar Reform by the end of 2007.
Banks under the Bank's control (Bank Massad and Bank Yahav) are also required to sell such assets. To the Bank's knowledge, these banks also intend to sell assets whose sale is required during 2007.
On February 26, 2006, regulations were published regarding the payment of distribution commissions by management companies of provident funds and by managers of mutual funds. The regulations set rules regarding the payment of distribution commissions and their rate.
As a consequence of the changes resulting from the directives of the Bachar Reform, the Bank Group's operating income has decreased.
Upon completion of the aforesaid sales, the prerequisite conditions for the Bank to receive a pension advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 2005 (the "Pension Advising Law") (which is part of the Bachar Reform); accordingly, the Bank intends to apply to the Commissioner of the Capital Market, Insurance, and Savings at the Ministry of Finance (hereinafter: the "Commissioner") at that time to grant the Bank a pension advisor's license.

Note 4
Capital Market Reform (continued)

Note, however, that, under the provisions of the Pension Advising Law, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking".
In recent months, actions by the Supervisor and a private legislative initiative have been aimed at delaying the granting of a pension advising license to the large banks, so that such a license would first be granted to small or medium-sized banks, or alternatively, restricting the pension advising license granted to the Bank to advice to the self-employed only.
The Bank held discussions with the Supervisor of the Capital Market in order to reach an agreement that would allow the Bank to provide pension advising services to the public as early as possible. On July 20, 2007, an agreement was reached according to which the Bank will receive a pension advisor's license from the Supervisor immediately after the Bank fulfills all of the legal requirements. However, until August 1, 2010, the pension advisor's license granted to the Bank will be restricted to the provision of advice to self-employed persons, persons aged less than 18 years, or persons 55 or over who have no income from work as employees. After that date, the Bank will be permitted to provide pension advice to the general population, without restriction.
According to an agreement with the Supervisor, the Ministry of Finance is to initiate a legislative amendment allowing the banks to provide advice regarding life insurance products as well.

The following are details of the steps taken by the Bank Group:

1. The agreement with regard to the sale of the management rights of P.K.N. funds was completed on March 31, 2006 (for further details see Note 32 to the Financial Statements as at December 31, 2006).
In respect of this sale, the Bank included profit in the amount of approximately NIS 491 million under the item "Net profit from extraordinary transactions, after taxes" in the first quarter of 2006.
2. The agreement with regard to the sale of the management rights of Lahak funds was completed on December 15, 2006 (for further details see Note 32 to the Financial Statements as at December 31, 2006).
In respect of this sale, the Bank included profit in the amount of approximately NIS 93 million under the item "Net profit from extraordinary transactions, after taxes" in the fourth quarter of 2006.
3. On April 20, 2007, an agreement was completed between Kovetz Provident Funds Management Company Ltd. (hereinafter: "Kovetz"), a wholly-owned subsidiary of the Bank, and Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, for the sale of management activities of the following provident funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds.
The total consideration for this sale was approximately NIS 455 million. The Bank included profit in the amount of approximately NIS 271 million in respect of this sale under the item "Net profit from extraordinary transactions, after taxes" in the second quarter of 2007.
4. On May 31, 2007, Gad Gmulim Provident Fund Management Company Ltd., a wholly owned subsidiary of the Bank (hereinafter: "Gad Gmulim"), signed an agreement with Gadish Provident Fund Investments Ltd. for the sale of the activity of the provident fund Gadish (hereinafter: "Gadish"), which is under its management, including the goodwill acquired by Gad Gmulim in managing Gadish over the years of its activity, the full rights and obligations of Gad Gmulim in the management of Gadish, and the right to receive the management fees of Gadish, to Gadish Provident Fund Investments Ltd. (hereinafter: the "Buyer"), all subject to completion of all agreements involved in the sale to the Bank's satisfaction.
The expected consideration for Gad Gmulim from the sale of the aforesaid full rights and obligations is the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. The consideration, calculated based on the volume of the provident fund on June 30, 2007, reached NIS 683 million. As part of the transaction described above, the Buyer is to enter into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to the Buyer. Completion of the transaction is contingent upon receipt of all required regulatory approvals, amendment of the articles of Gadish, and signing of distribution and operating agreements with the Bank.
At the date of completion of the transaction, the Bank is expected to record the profit from the sale in its financial statements, which as noted, will be determined according to the actual consideration paid, based on the volume of Gadish's assets at the date of completion of the transaction. The net profit calculated based on the fund's assets on June 30, 2007 amounts to approximately NIS 415 million.
5. By the date of publication of the Financial Statements, agreements were signed for the sale of all provident funds under the Bank's management.

Note 5
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries

The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including petitions to certify class actions taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank Group's operations during the normal course of its business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including petitions to certify class actions, the Financial Statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims filed against the Bank Group on various matters, as at June 30, 2007, that has a "reasonably possible" chance of success, amounts to approximately NIS 188 million.

A. For details concerning petitions to certify claims as class actions in material amounts, see Note 20C(4)(a) to the Financial Statements as at December 31, 2006.
As at the date of publication of the Financial Statements, there have been no material changes with regard to petitions to certify class actions in material amounts against the Bank Group relative to the description in the aforesaid Financial Statements, except for the following:
1. With regard to the claim noted in Note 20C(4)(a)(4) to the Financial Statements as at December 31, 2006, which was filed in January 2004 and refers to the calculation of stamp duty for loans taken by the claimant from Mishkan and to the collection of a "file opening fee" – in December 2006 the claimant reverted from the class action and his personal claim was denied.
2. On April 1, 2007, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi. The amount stated in the claim statement is approximately NIS 386 million. The claimants allege that the defendants, who are TASE members, charged fees in the past and charge fees in the present from mutual fund managers for securities and/or foreign currency buying and selling transactions which are higher than the fees charged from other entities at the same time, in contravention of the provisions of Section 69 of the Joint Trust Investment Law, 1994. According to the claimants, the claim concerns losses caused to themselves and to the other members of the group as a result of the fact that the defendants illegally charged mutual fund managers brokerage fees at a higher rate than should have been charged, thereby increasing economic costs, reducing the value of the fund's assets, reducing the value of each participatory unit, and, as a consequence of all of the above, reducing the profit (or increasing the loss) of each investor.

B. Claims are pending against the Bank, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On January 29, 2007, a claim and a petition to certify the claim as a class action against the Bank were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stated in the claim statement is NIS 500 million.
In the claim, the claimant alleges that she is a customer of the Bank and that in response to an inquiry by telephone concerning the options available to her with regard to the investment of a sum of money, she was offered an investment in a structured deposit, with no statement or mention of the existence of fees, costs, or spreads for the Bank that she alleges are inherent in the investment. The claimant alleges that the Bank charges a hidden fee by selling "structured products", in violation of the directives of the Banking (Service to Customers) Law. The Bank thereby allegedly violates the obligation of disclosure, while taking advantage of customers' ignorance and inexperience. This constitutes, according to the claimant, misinformation regarding the essence and nature of the service and regarding the return, benefit, and ordinary or usual price of the service provided to the customer. The claimant further alleges that these actions constitute breach of contract, bad faith, and unjust enrichment.
The claimant is petitioning for her claim to be certified as a class action as well, on behalf of the group of customers who have invested in structured products.
2. On January 10, 2007, a claim statement and a petition to certify the claim as a class action against the Bank were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stated in the claim statement is NIS 300 million.
The claimants allege that the Bank failed to terminate life insurance and property insurance executed for the claimants through the Bank, despite the fact that the balance of their loans had been lower than NIS 30,000 since 2001, in violation of the housing loan regulations set forth by the Supervisor of Banks, according to which a bank shall not obligate a borrower to execute life insurance and property insurance for loans in amounts less than NIS 30,000.
Furthermore, according to the claimants, the Bank failed to comply with the regulations that obligate the Bank to notify customers that the balance of their loan has decreased, or will decrease over the course of the next year, to less than NIS 30,000, and that they are therefore entitled to cancel the aforesaid insurance policies.

Note 5
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries (continued)

3. On December 13, 2006, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. were filed with the District Court of Jerusalem. The aggregate amount of the class action suit against all of the defendants, as specified in the claim statement, is NIS 5.6 billion. The claimants note in their claim that according to a different method of calculation, the amount claimed is at least NIS 5.2 billion.

The claimants, who present themselves as citizens who maintain households and who received credit from the defendants, allege in the claim that they were charged excessive interest payments without economic or commercial justification. The claimants further allege that the interest rate was determined while exploiting the claimants' standing in the households banking market, while reducing competition and causing damage to the public and/or while creating an illegal binding arrangement. The claimants further allege that the interest rate was determined while misinforming them with regard to the usual price of credit services for the households sector, in violation of the Consumer Protection Law, 1981. The claimants allege that this resulted in damage to the claimants and to the other customers of the defendant banks who comprise the households sector.

4. On September 18, 2006, the Bank received a claim and a petition to certify the claim as a class action filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. The aggregate amount of the claim against all of the defendants, as stated in the claim statement, is NIS 7 billion; the claimant notes that she reserves the right to amend the claim statement.

The claimant alleges that while she maintained an account with the Bank, she was charged excessive and unreasonable interest payments by the Bank, as well as payments for added risk, credit allocation fees, and account management fees in a current drawing business account which, she claims, were uniform among all of the defendants. According to the claimant, the Bank acted in coordination with the other defendants, under a binding arrangement among them, and as a result of the uniformity in interest rates competition among them was averted or reduced, thereby increasing the interest spread in the unlinked shekel segment in current accounts, and allegedly creating profits for the defendants while causing damage to the public and to the economy.

5. In the beginning of April 2007, the Bank's New York branch was served with five third party complaints filed by Arab Bank plc. (hereinafter: "Arab Bank") against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd., and 20 other parties whose names it did not specify (hereinafter: the "Third Party Complaints").

These complaints were filed by Arab Bank connected with part of a series of claims filed against it in the course of the years 2005 and 2006 (hereinafter jointly referred to as the "Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities in connection with the financing of terrorism, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and others. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the Third Party Complaints, to shift the responsibility on to third parties, including the Bank.

The Third Party Complaints do not specify any amount the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks determination of the amount of compensation according to U.S. law, then the Bank and the other third parties are obliged to assume such liability in full.

The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing of the responsibility on the Bank, on the other Israeli banks, and on the additional parties whose names it did not specify, as aforesaid, as third parties in the Third Party Complaints. At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in some of the actions alleged in the Complaints.

Prior to lodging the Third Party Complaints against the Bank, Arab Bank served a subpoena against the Bank, for the discovery and production of documents, in accordance with U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.

Note 6
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions related to the company's insurance business are pending against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank.
For details of the aforesaid claims, see Note 20C(15) to the Financial Statements as at December 31, 2006.
As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the company relative to the description in the aforesaid Financial Statements, other than the following:
A. Further to Note 20C(15)(a) to the Financial Statements dated December 31, 2006: On July 11, 2007, the court certified the claim as a class action and determined that Clal Insurance had charged founders' fees without a written permit from the Supervisor of Insurance, in violation of Regulation 25 of the Insurance Business Supervision Regulations (Private Vehicle Insurance Contract Terms), 1986. In accordance with the court's decision, the relevant group will include insured clients who had a comprehensive vehicle insurance policy issued by Clal Insurance and were charged insurance fees during the 7-year period prior to the filing of the claim (from June 1997 to the filing date). The financial statements of Clal Holdings as at June 30, 2007 state that Clal Insurance intends to appeal this ruling and that the management of Clal Insurance provided for this claim in its financial statements, in line with its own evaluation based on the opinion of their legal advisors.
B. Further to Note 20C(15)(c) to the Financial Statements dated December 31, 2006, in March 2007 the Supreme Court denied the petition for permission to appeal the ruling.
C. Further to Note 20C(15)(d) to the Financial Statements dated December 31, 2006, the discussion of the appeal which was scheduled for July 2007 was cancelled and a new date has not yet been set.
D. In March 2007, a consolidated company of Clal Insurance Enterprises Holdings received a monetary claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") filed against it and against other defendants (Migdal and Harel), all of which are insurance companies.
According to the claimants, Clal Insurance continues to collect premiums from clients insured under senior employee insurance policies who have passed retirement age (65) for the risk component of the policy, which they argue is a costly and superfluous component. The claimants allege that Clal Insurance should transfer the premium collected for the risk component to the savings segment of the policy, thereby increasing the monetary redemption value of the accumulated savings. The claimants allege that Clal Insurance thereby acts in violation of the terms of the policy, and demand a refund of the premiums collected in the aforesaid manner.
The Claim was filed under the Class Action Law, 2006. The allegations in the Claim include unjust enrichment, violation of the terms of the policies, and unlawful collection of premiums.
The personal claim against Clal Insurance is in the amount of NIS 958. Should the Petition be approved and the Claim certified as a class action, the amount claimed from the defendants in aggregate is estimated by the claimants at approximately NIS 900 million; a separate amount was not attributed to Clal Insurance.
Clal Insurance has not yet responded to the Petition, and the court session for the case has not yet been scheduled.
The financial statements of Clal Holdings as at June 30, 2007 state that in the opinion of the management of Clal Insurance, based on the evaluation of its legal advisors, it is more likely than not that the defense plea of Clal Insurance will be accepted and the petition to certify the Claim as a class action will be denied. Therefore, no provision has been made in the financial statements.
However, at this stage it is not possible to estimate the claim's chances, should it be certified as a class action, or the extent of the monetary charge to be imposed upon Clal Insurance should the class action be accepted.
E. In May 2007, a claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") was filed with the District Court in Haifa were received at the offices of the consolidated company Clal Insurance.
The claimant, a private customer, acquired from Clal Insurance three senior employee insurance policies that participate in profits of an investment portfolio, which also cover disability due to illness or handicap (hereinafter: the "Policy/ies"). According to the claimant, the Claim referenced in the Petition concerns the manner of calculating the monthly compensation paid to entitled insured clients in case of disability. According to the claimant, Clal Insurance acted in contradiction of the terms of the Policy by failing to link the amount of the monthly compensation paid to insured clients, after 24 months had elapsed from the start of payment of the disability allowance, to the results of the investments of the insurance portfolio administered by Clal Insurance within the Policies. According to the claimant, Clal Insurance is thereby in breach of its duty under the provisions of the insurance Policy, under the Insurance Contract Law, under general contract laws, and under the principles of good faith and unjust enrichment.
The claimant has petitioned to certify the Claim as a class action, in accordance with the provisions of the Class Action Law, 5766-2006. The group which the claimant seeks to represent includes all insured clients of Clal Insurance under profit-participatory policies who are entitled to a monthly disability allowance, which under the terms of the policies is linked to the results of the investments of the insurance portfolio after 24 months of payment of the allowance. The claimant seeks to represent, within the class action suit, those insured clients who received allowances between May 2004 and February 2007.
The claimant alleges that his personal damage amounts to approximately NIS 33 thousand and that the damage to all members of the group, according to his initial estimate, is approximately NIS 74 million (after deducting management fees), or alternatively, approximately NIS 95 million (before deduction of management fees).
Clal Insurance has not yet responded to the Petition. The case is scheduled for discussion in October 2007.

Note 6

Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The financial statements of Clal Holdings as at June 30, 2007 state that the management of Clal Insurance has made a provision in its financial statements with respect to this Claim, in accordance with its estimates based on the opinion of its legal advisors. Furthermore, that prior to the filing of the Petition Clal Insurance identified a problem in its automated systems with regard to the calculation of the linkage of monthly disability allowances. Clal Insurance is working to repair the mechanical problem, to identify the insured clients entitled to supplements to the amounts of their allowances, and to calculate the exact sums of the supplements owed to them. In any case, in the opinion of the management of Clal Insurance, the amounts involved are substantially lower than the estimated damage cited in the Claim.

F. In July 2007, a claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") filed with the District Court in Haifa were received at the offices of the consolidated company Clal Insurance.

The claimant, a private customer, purchased a senior employee insurance policy from Clal Insurance which also covered disability (hereinafter: the "Policy"). According to the claimant, the Claim referenced in the Petition concerns the manner of calculating the monthly compensation paid to entitled insured clients in case of disability. According to the claimant, Clal Insurance acted in contradiction of the terms of the Policy by failing to link the amount of the monthly compensation paid to insured clients, after 24 months had elapsed from the start of payment of the disability allowance, to the business results of Clal Insurance. According to the claimant, Clal Insurance is thereby in breach of its duty under the provisions of the insurance Policy, under general contract laws, and under the principle of unjust enrichment.

The claimant has petitioned to certify the Claim as a class action, in accordance with the provisions of the Class Action Law, 5766-2006. The group which the claimant seeks to represent includes all insured clients (or former clients) of Clal Insurance under profit-participatory disability policies who have ever received a 25th monthly payment or more. The claimant seeks to represent, within the class action suit, all those who have ever received the 25th monthly payment or more, or, alternatively, insured clients who received the 25th monthly payment or more in the last seven years, or, alternatively, insured clients who received the 25th monthly payment or more in the last three years. In the Petition, the claimant notes that a petition to certify a claim as a class action was filed in May 2007 with a cause that is identical, in general, to the cause of the Claim (the "Previous Claim" – see Section E), but according to the claimant, the Petition is not superfluous, for a series of reasons which he claims he will detail to the Court as necessary.

The claimant alleges that his personal damage amounts to approximately NIS 32 thousand and that the damage to all members of the group, according to his initial estimate, is NIS 75 million, or alternatively NIS 38 million, or alternatively NIS 32 million, respectively. Clal Insurance has not yet responded to the Petition. The case has not yet been scheduled for discussion.

The financial statements of Clal Holdings as at June 30, 2007 state that the management of Clal Insurance has made a provision in its financial statements with respect to this Claim, in accordance with its estimates based on the opinion of its legal advisors.

As noted in Section E above, prior to the filing of the Petition Clal Insurance identified a problem in its automated systems with regard to the calculation of the linkage of monthly disability allowances, and is working to repair the mechanical problem, to identify the insured clients entitled to supplements to the amounts of their allowances, and to calculate the exact sums of the supplements owed to them. In any case, in the opinion of the management of Clal Insurance, the amounts involved are substantially lower than the estimated damage cited in the Claim.

Note 7

As described in Note 7D to the Financial Statements as at December 31, 2006, the Bank sold its entire holdings in Bank Otsar Hahayal in August 2006.

In respect of this sale, the Bank recorded profit in the amount of NIS 183 million in the third quarter of 2006, which is included under the item "Net profit from extraordinary transactions, after taxes".

The following are highlights of the financial statements of Bank Otsar Hahayal Ltd., as included in the Consolidated Financial Statements of the Bank Group:

Balance sheet data:	June 30, 2006
	NIS millions
Total assets	9,090
Securities	698
Credit to the public	7,057
Deposits from the public	8,845

Note 7
(continued)

Profit and loss data:	For the three months ended	For the six months ended	For the year
	June 30, 2006		*2006
	NIS millions		
Profit from financing activity			
before provision for doubtful debts	87	172	252
Provision for doubtful debts	3	5	15
Fees and other income	33	65	88
Operating expenses	77	158	229

* Up to the date of the sale.

Note 8

On March 27, 2007, a memorandum of principles was signed between the Bank and Bank Mizrahi Tefahot Ltd. (hereinafter: "Mizrahi"), according to which Mizrahi is to purchase from the Bank the entire holdings of the Bank in Bank Yahav for Government Employees Ltd. (hereinafter: "Yahav"), which constitute 50% of the issued share capital of Yahav.
The expected consideration based on Bank Yahav's financial statements as at June 30, 2007 is NIS 364 million, and the profit that will be recorded upon completion of the transaction is estimated at NIS 66 million. Following the decision regarding the realization of its holdings in Bank Yahav, the Bank included an expense for deferred taxes in the amount of NIS 51 million under the item "Profit from extraordinary transactions, after taxes".
It has also been agreed that Yahav will continue to receive computer services from Bank Hapoalim, according to the terms presently prevailing between Bank Hapoalim and Yahav, for a period of three years from the date of completion of the transaction.
Completion of the transaction is contingent upon approval by the Boards of Directors of the Bank and of Mizrahi, and upon obtaining approvals required by law, including the completion of the sale of provident funds owned or controlled by Yahav.

Note 9

The Bank has announced its commitment to sell its full holdings in Bank Massad Ltd. by the end of 2007. Following the decision regarding the realization of its holdings in Bank Massad, the Bank included an expense for deferred taxes in the amount of NIS 23 million under the item "Profit from extraordinary transactions, after taxes".

Note 10

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd. (hereinafter: "The Phoenix"), under which The Phoenix will acquire from the Bank 25% of the full issued share capital of Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereinafter: the "Companies"), which are wholly owned subsidiaries of the Bank.
The consideration to be paid by The Phoenix for the aforesaid holdings in the Companies shall be calculated on the basis of an aggregate value of NIS 2.55 billion for the Companies, with adjustments for dividend distribution, if and as distributed until the date of completion of the transaction.
In case of a public offering of the Companies within 15 months, the aggregate value base of the Companies for the purposes of the transaction shall be adjusted, upward only, to 90% of the Companies' value for the purposes of the public offering, provided that the aggregate value base for the purposes of the transaction between the Bank and The Phoenix shall not exceed NIS 2.7 billion.
Execution of the transaction is subject to due diligence and various conditions, including consent by The Phoenix to arrangements to be instituted between the Bank and the Companies, receipt of regulatory approvals (as necessary), approval by the Management and Board of Directors of the Bank, and approval by the board of directors of The Phoenix.
Upon completion of the transaction, the Bank is expected to record a net profit in its financial statements in an estimated amount of NIS 225 million, according to an aggregate value of NIS 2.55 billion for the Companies and based on the data known to date.
The Antitrust Commissioner has notified the Bank that in her opinion, the acquisition of holdings in Isracard by The Phoenix or any other cooperation between these companies may damage competition in the area of credit; she therefore requested details regarding the contractual engagement of the Bank and/or Isracard with The Phoenix. The Bank and Isracard have provided the Antitrust Commissioner with the requested information.

Note 10
(continued)

In addition, the Bank has received a copy of a notice sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which the Division intends to examine the purchase transaction. This notice expresses the position that the purchase "is incompatible with the recommendations of the Bachar Committee for change in the structure of the capital market in Israel" and that "the joint ownership in Isracard will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications for the granting of a pension advisor's license to the Bank, or for the determination of restrictive rules within such a license". The Bank negates these stated positions.
In addition, the Bank is conducting negotiations with Mizrahi Bank with regard to the sale of 10% of the share capital of Isracard and Europay. Within this process, the possible issuance of a branded credit card for Mizrahi by Isracard is also under discussion.

Note 11

In July 2007, the Banking (Service to Customers) Law, 1981, was amended with the addition of Section B2, concerning "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:
According to the Fee Section, the Governor of the Bank of Israel is to establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculations of the fees that may be charged for such services.
The Governor may determine types of services to which his directives regarding the manner of calculation of fees will not apply.
A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it.
A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly 30 days in advance.
In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:
1. The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;
2. A customer can only receive the service from the banking corporation where his account is maintained;
3. In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the best interests of the public.
With regard to services subject to supervision, the Governor may determine any of the following through an order:
1. The amount or rate of the fee to be charged for the service;
2. The maximum amount or rate of the fee that may be charged for the service;
3. A prohibition on charging fees for the service.
The list of services and rates is to be determined by the Governor of the Bank of Israel within three months from the publication of the amendment to the law, i.e. by October 5, 2007; however, the Governor, with the approval of the Knesset Economic Affairs Committee, may postpone the publication for a period not to exceed three additional months.
The decision of the Governor of the Bank of Israel according to the Fee Section may have a negative effect on the Bank's financial results; however, at this stage the Bank cannot determine that this will be the case, and cannot estimate the extent of such an effect, if any.

Note 12
The Effect of New Accounting Standards in the Period Before their Implementation

1. In July 2006, the Israel Accounting Standards Board published Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.
With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:
A. The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.
B. In the second half of 2009, the Supervisor of Banks will announce his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.
C. Thus, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks, shall continue to be prepared according to the American standards as stipulated in the Public Reporting Directives.

Note 12
The Effect of New Accounting Standards in the Period Before their Implementation (continued)

2. In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereafter: the "Standard"). The Standard sets forth rules for the recognition, measurement and subtraction of fixed asset items, and the disclosure required in respect thereto. The Standard stipulates, among other things, that when recognizing a fixed asset item for the first time, the entity must estimate and include as part of the cost of the item the costs that it will incur as a result of the obligation to dismantle and transfer the item and restore the space in which it is located. The Standard further stipulates that a group of similar fixed asset items shall be measured at cost, deducting accrued depreciation, and deducting losses from decline in value; or alternatively, at a revalued amount, deducting accrued depreciation, while an increase in the value of the asset as a result of revaluation beyond the initial cost shall be allocated directly to shareholders' equity, under the revaluation fund item. Any part of a fixed asset with a significant cost relative to the total cost of the item shall be depreciated separately, including costs of significant periodic tests. The Standard further stipulates that a fixed asset item acquired in return for another non-monetary item within a transaction of a commercial nature shall be measured at fair value.

The Standard will apply to financial statements for periods starting January 1, 2007.

In August 2007, a guideline of the Supervisor of Banks was published according to which banking corporations and credit card companies are required to implement the Standard in the preparation of financial statements for periods starting January 1, 2007, with the exception of matters for which the Supervisor of Banks has set forth specific directives with regard to the manner of implementation of the Standard.

In particular, according to the directives, fixed asset items may only be measured according to cost less accrued depreciation and less accrued losses from decline in value. In addition, in cases in which the Standard makes reference to other standards and/or uses definitions of terms that have not yet been adopted in the Public Reporting Directives, the rules and definitions set forth in the Public Reporting Directives will continue to apply. Furthermore, where the wording of the Standard differs from the international standard IAS 16, Fixed Assets, the sections will apply as worded in the international standard.

With the exception of the treatment of first-time estimates of the costs of dismantling and transferring a fixed asset item and restoring the space in which it is located, the Standard is to be adopted by retroactive implementation.

The Bank's Management is examining the possible consequences, if any, of the first-time implementation of the Standard for the Bank's financial position and results of operations.

3. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereinafter: "Standard 23"). Standard 23 does not obligate entities to which the Securities Law, 1968 does not apply; furthermore, the standard shall not apply to transactions in which businesses are joined under common control.

Under Standard 23, an asset (excluding exceptions) transferred to an entity by a controlling party of the entity shall be presented in the financial statements of the entity at its fair value at the date of transfer. Any difference between the amount of the consideration determined for the asset and its fair value shall be allocated to shareholders' equity. In addition, an asset (excluding exceptions) transferred from an entity to its controlling party shall be detracted from the financial statements of the entity at its fair value, with the difference between the fair value of the asset and its book value at the transfer date to be allocated as profit or loss, and the difference between the amount of the consideration determined and the fair value of the asset at the transfer date to be allocated to shareholders' equity.

Furthermore, Standard 23 stipulates that when the controlling party undertakes a liability of the entity towards a third party, in full or in part, the liability shall be detracted from the financial statements of the entity at its fair value at the date of extinguishment, with the difference between the book value of the liability and its fair value at the date of extinguishment to be allocated as profit or loss, and the difference between the fair value of the liability at the date of extinguishment and the amount of the consideration determined to be allocated to shareholders' equity.

In addition, according to Standard 23, a loan given to the controlling party or a loan received from the controlling party shall be presented at the date of first recognition in the financial statements of the entity as an asset or liability, as relevant, at fair value, with the difference between the amount of the loan received or given and its fair value at the date of first recognition to be allocated to shareholders' equity. After first recognition, the loan shall be presented in the financial statements of the entity at its amortized cost, applying the effective interest rate method, except in cases where presentation at fair value is required under generally accepted accounting principles.

Standard 23 will apply to transactions between an entity and its controlling party executed after January 1, 2007, and to loans given to or received from the controlling party before the inception date of Standard 23, as of the inception date.

In August 2007, a guideline of the Supervisor of Banks was published according to which banking corporations and credit card companies are required to implement the Standard in the preparation of financial statements for periods starting January 1, 2007, with the exception of matters for which the Supervisor of Banks has set forth specific directives with regard to the manner of implementation of the Standard.

Note 12
The Effect of New Accounting Standards in the Period Before their Implementation (continued)

In particular, according to the directives, banks will be permitted to measure intangible assets only according to cost less accrued depreciation and less accrued losses from decline in value. Banking corporations will not implement the rules set forth in the Standard with regard to the recognition of intangible assets acquired through businesses combinations, until the adoption by banking corporations in Israel of IFRS 3, Business Combinations. However, a banking corporation carrying out full early implementation of US accounting standard FAS 141, Business Combinations, with the approval of the Supervisor of Banks, will implement the directives of the Standard with regard to the recognition of intangible assets acquired through business combinations. Furthermore, despite the statements in the Standard, software costs recognized as intangible assets are to be presented in the bank's balance sheet under the item "Buildings and Equipment". In addition, in cases in which the Standard makes reference to other standards and/or uses definitions of terms that have not yet been adopted in the Public Reporting Directives, the rules and definitions set forth in the Public Reporting Directives will continue to apply. Furthermore, where the wording of the Standard differs from the international standard IAS 38, Intangible Assets, the sections will apply as worded in the international standard.

The Bank's Management is examining the possible consequences, if any, of the first-time implementation of the Standard for the Bank's financial position and results of operations.

4. In March 2007, the Israel Accounting Standards Board published Accounting Standard 30 regarding intangible assets (hereinafter: "Standard 30"). Standard 30 establishes the accounting treatment, recognition, measurement, and disclosure requirements with regard to intangible assets not addressed under other standards.

Standard 30 defines an intangible asset as a non-monetary identifiable asset with no physical essence. The criterion of identifiability in this definition is met if the asset can be separated, or if the asset arises from contractual rights or other legal rights, regardless of whether these rights are transferable or separable from the entity or from other rights and obligations.

Standard 30 stipulates that intangible assets are to be measured for the first time at cost (the standard mentions several cases for the determination of this cost). Following the initial recognition, the entity is to apply either the cost model (cost, less accrued amortization and less losses from decline in value), or the re-evaluation model (fair value at the date of re-evaluation, less subsequently accrued amortization and less subsequently accrued losses from decline in value) for each group of intangible assets. The re-evaluation model is to be applied only if an active market (as defined in Standard 30) exists for the asset.

Standard 30 further stipulates, with regard to intangible assets created internally (this does not refer to goodwill created internally; such goodwill will not be recognized as an asset), that intangible assets arising from research are not to be recognized as assets, and expenses for the research are to be recognized in the statement of profit and loss. However, intangible assets arising from development are to be recognized as assets, if and only if, the entity can demonstrate all of the conditions set forth in Standard 30, including technological feasibility, intent to complete the intangible asset, ability to use or sell the intangible asset, expectation of future financial benefits to arise from the asset, existence of technological, financial, and other resources needed to complete development, and the ability to reliably measure the expenses that can be attributed to the intangible asset during the course of its development. Standard 30 also sets forth directives with regard to the useful life of intangible assets (defined or undefined), losses from decline in value, decrease, and realization of intangible assets, and disclosure requirements regarding intangible assets.

Standard 30 applies to financial statements for periods starting on January 1, 2007, or later.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

(in millions of NIS)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
	Unaudited			
A. In respect of assets:**				
From credit to the public	**4,370**	*1,841	**6,180**	5,616
From credit to the Government	**18**	(17)	**17**	8
From deposits with banks	**1,216**	*(849)	**1,177**	(137)
From deposits with the Bank of Israel and from cash	**21**	8	**23**	48
From securities which were borrowed or bought under agreements to resell	**14**	-	**4**	-
From debentures	**1,517**	*(207)	**1,684**	*522
From other assets	**15**	*17	**9**	18
	7,171	*793	**9,094**	*6,075
B. In respect of liabilities:**				
On deposits from the public	**(4,541)**	*1,120	**(4,912)**	(2,233)
On deposits from the Government	**(41)**	(68)	**(52)**	(99)
On deposits from the Bank of Israel	**(24)**	(1)	**(56)**	(9)
On deposits from banks	**(303)**	*(29)	**(335)**	(66)
On securities which were sold under agreements to repurchase	**(2)**	-	**(2)**	-
On debentures and subordinated notes	**(535)**	(238)	**(722)**	(637)
On other liabilities	**(15)**	*6	**(2)**	17
	(5,461)	*790	**(6,081)**	(3,027)
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations***	**(4)**	(3)	**(4)**	(6)
Net income in respect of ALM derivative instruments****	**47**	*93	**141**	173
Net income in respect of other derivative instruments	**15**	84	**131**	150
	58	*174	**268**	317

* Reclassified.
** Including effective component in hedging relations.
*** Ineffectiveness which stems from hedging fair value.
**** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
	Unaudited			
D. Other**				
Commissions from financing transactions	**63**	64	**123**	130
Profits from sale of debentures available for sale, net	**34**	5	**48**	29
Realized and unrealized profits (losses) from adjustments to fair value of debentures held for trading, net	**(5)**	3	**7**	(5)
Other financing income	**195**	212	**437**	424
Other financing expenses	**(2)**	16	**(3)**	-
	285	300	**612**	578
Total profit from financing activities before provision for doubtful debts	**2,053**	*2,057	**3,893**	*3,943
Of which: exchange rate differences, net	**(31)**	*(164)	**(188)**	(81)
E. Details of net effect of derivative instruments hedging on profit from financing activities				
Financing income in respect of assets	**21**	2	**30**	8
Financing income in respect of liabilities	**(203)**	(119)	**(152)**	(257)

* Reclassified.

** Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

(in millions of NIS)

	Three months ended June 30							
	2007				2006			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
	Unaudited							
Provision balance as at the beginning of the period	**301**	**9,566**	**1,121**	**10,988**	291	10,301	1,166	11,758
Provisions during the period	**32**	**318**	**62**	**412**	38	415	70	523
Reduction of provisions	**(21)**	**(154)**	**(22)**	**(197)**	(31)	(172)	(18)	(221)
Recoveries of debts written-off in previous years	**-**	**(13)**	**-**	**(13)**	-	(6)	-	(6)
Provision charged to statement of profit and loss	**11**	**151**	**40**	**202**	7	237	52	296
Write-offs	**(1)**	**(246)**	**-**	**(247)**	(3)	(284)	-	(287)
Provision balance as at the end of the period	**311**	**9,471**	**1,161**	**10,943**	295	10,254	1,218	11,767
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**501**	**-**	**501**	-	841	-	841

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	Six months ended June 30							
	2007				2006			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
	Unaudited							
Provision balance as at the beginning of the period	**293**	**9,600**	**1,140**	**11,033**	274	10,313	1,172	11,759
Provisions during the period	**67**	**593**	**62**	**722**	90	783	75	948
Reduction of provisions	**(46)**	**(233)**	**(41)**	**(320)**	(60)	(307)	(29)	(396)
Recoveries of debts written-off in previous years	**-**	**(19)**	**-**	**(19)**	-	(14)	-	(14)
Provision charged to statement of profit and loss	**21**	**341**	**21**	**383**	30	462	46	538
Write-offs	**(3)**	**(470)**	**-**	**(473)**	(9)	(521)	-	(530)
Provision balance as at the end of the period	**311**	**9,471**	**1,161**	**10,943**	295	10,254	1,218	11,767
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**501**	**-**	**501**	-	841	-	841

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	as at June 30, 2007					
				Amount of specific provision		
	Balance sheet credit balance[(1)]	Balance of debt[(2)]	Of which - amount in arrears[(3)]	By extent of arrears	Other	Total
Details of the manner of calculation of the specific provision in housing loans						
Housing loans for which the provision must be calculated based on the extent of arrears	**25,408**	**845**	**236**	**311**	**-**	**311**
Large loans[(4)] and others	**4,536**	**186**	**64**	**-**	**126**	**126**
Total	**29,944**	**1,031**	**300**	**311**	**126**	**437**

	as at June 30, 2006					
				Amount of specific provision		
	Balance sheet credit balance[(1)]	Balance of debt[(2)]	Of which - amount in arrears[(3)]	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	24,428	807	191	295	-	295
Large loans[(4)] and others	4,361	215	66	-	126	126
Total	28,789	1,022	257	295	126	421

(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 785 thousand (June 30, 2006: NIS 795 thousand).

(in millions of NIS)

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

	as at June 30, 2007						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	7,699	1,201	25,204	1,989	3,597	-	39,690
Securities	11,128	2,124	22,424	6,083	2,311	1,903	45,973
Securities which were borrowed or bought under agreements to resell	10	-	936	-	44	-	990
Credit to the public[2]	83,727	53,609	36,326	8,149	9,676	218	191,705
Credit to governments	-	62	457	-	-	-	519
Investments in equity basis investees	-	-	-	-	-	907	907
Buildings and equipment	-	-	-	-	-	3,833	3,833
Other assets	1,433	144	3,024	368	1,673	570	7,212
Total assets	103,997	57,140	88,371	16,589	17,301	7,431	290,829
Liabilities							
Deposits from the public	101,960	23,368	76,577	14,381	8,376	218	224,880
Deposits from banks	1,329	991	3,474	281	811	-	6,886
Deposits from the Government	105	2,193	172	1	1	-	2,472
Securities which were lent or sold under agreements to repurchase	-	-	-	-	41	-	41
Debentures and subordinated notes	1,218	12,716	3,647	140	193	-	17,914
Other liabilities	12,278	678	3,212	442	1,557	476	18,643
Total liabilities	116,890	39,946	87,082	15,245	10,979	694	270,836
Excess of assets (liabilities)	(12,893)	17,194	1,289	1,344	6,322	6,737	19,993
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	472	(151)	(321)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	13,765	(7,408)	(670)	(579)	(5,108)		
Options in the money, net (in terms of underlying assets)	1,439	(101)	(632)	(406)	(300)		
Options out of the money, net (in terms of underlying assets)	267	-	(264)	13	(16)		
Total	2,578	9,685	195	221	577	6,737	
Options in the money, net (present value of stated amount)	1,743	(105)	(724)	(687)	(227)		
Options out of the money, net (present value of stated amount)	3,322	1	(2,768)	(345)	(210)		

* Including derivative instruments whose underlying assets refer to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

	as at June 30, 2006						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	8,163	786	25,097	2,990	2,891	-	39,927
Securities	13,258	2,301	18,692	4,145	2,230	1,497	42,123
Credit to the public(2)	*82,570	56,285	39,808	7,233	9,255	15	*195,166
Credit to governments	-	223	702	1	-	-	926
Investments in equity basis investees	-	-	-	-	-	743	743
Buildings and equipment	-	-	-	-	-	3,744	3,744
Other assets	*1,382	37	*3,239	567	3,634	510	*9,369
Total assets	*105,373	59,632	*87,538	14,936	18,010	6,509	*291,998
Liabilities							
Deposits from the public	94,396	28,913	83,294	12,546	7,543	15	226,707
Deposits from banks	613	1,595	862	113	391	-	3,574
Deposits from the Government	125	2,619	182	2	1	-	2,929
Debentures and subordinated notes	1,118	13,073	5,108	205	287	-	19,791
Other liabilities	*11,509	744	*4,096	670	3,608	540	*21,167
Total liabilities	*107,761	46,944	*93,542	13,536	11,830	555	*274,168
Excess of assets (liabilities)	(2,388)	12,688	(6,004)	1,400	6,180	5,954	17,830
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	485	(149)	(336)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	8,767	(7,169)	4,799	(1,145)	(5,252)		
Options in the money, net							
(in terms of underlying assets)	(72)	(191)	377	122	(236)		
Options out of the money, net							
(in terms of underlying assets)	(61)	(1)	394	(224)	(108)		
Total	6,246	5,327	51	4	248	5,954	
Options in the money, net							
(present value of stated amount)	(272)	(203)	350	392	(267)		
Options out of the money, net							
(present value of stated amount)	918	1	812	(1,118)	(613)		

* Restated - see Note 2.

** Including derivative instruments which their underlying assets present non-monetary item.

(1) Including linked to foreign currency.

(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

(in millions of NIS)

	as at December 31, 2006						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
				Audited			
Assets							
Cash on hand and deposits with banks	4,170	1,065	29,584	2,228	2,703	-	39,750
Securities	12,995	2,458	19,009	5,016	3,115	1,863	44,456
Credit to the public[2]	81,438	52,402	36,312	7,762	8,472	77	186,463
Credit to governments	-	141	602	-	-	-	743
Investments in equity basis investees	-	-	-	-	-	821	821
Buildings and equipment	-	-	-	-	-	3,767	3,767
Other assets	1,946	43	2,456	414	1,362	643	6,864
Total assets	100,549	56,109	87,963	15,420	15,652	7,171	282,864
Liabilities							
Deposits from the public	93,569	25,062	77,712	12,902	7,682	77	217,004
Deposits from banks	4,533	1,093	1,300	143	593	-	7,662
Deposits from the Government	82	2,401	174	1	1	-	2,659
Debentures and subordinated notes	1,158	12,713	4,172	137	204	-	18,384
Other liabilities	12,573	773	2,407	493	1,517	466	18,229
Total liabilities	111,915	42,042	85,765	13,676	9,997	543	263,938
Excess of assets (liabilities)	(11,366)	14,067	2,198	1,744	5,655	6,628	18,926
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	467	(147)	(320)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	12,710	(6,775)	(643)	(236)	(5,056)		
Options in the money, net							
(in terms of underlying assets)	1,586	(104)	*(708)	*(733)	*(41)		
Options out of the money, net							
(in terms of underlying assets)	898	-	(433)	(378)	(87)		
Total	3,828	7,188	*881	*250	*151	6,628	
Options in the money, net							
(present value of stated amount)	1,875	(118)	(769)	(884)	(104)		
Options out of the money, net							
(present value of stated amount)	4,685	-	(4,323)	(807)	445		

* Restated.

** Including derivative instruments which their underlying assets present non-monetary item.

(1) Including linked to foreign currency.

(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

(in millions of NIS)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Three months ended June 30, 2007							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**640**	**(1,671)**	**173**	**185**	**1,607**	**1,119**	**-**	**2,053**
- Inter-segmental	**(145)**	**2,029**	**89**	**(67)**	**(985)**	**(921)**	**-**	**-**
Operating and other income:								
- From externals	**352**	**403**	**128**	**34**	**127**	**11**	**141**	**1,196**
- Inter-segmental	**(19)**	**(45)**	**(12)**	**(6)**	**-**	**-**	**82**	**-**
Total income	**828**	**716**	**378**	**146**	**749**	**209**	**223**	**3,249**
Provision for doubtful debts	**51**	**9**	**69**	**38**	**35**	**-**	**-**	**202**
Net profit	**234**	**223**	**75**	**33**	**302**	**128**	**7**	**1,002**
Return on equity (rate of net profit out of average of equity)	**37.6%**	**100.7%**	**36.0%**	**15.2%**	**20.5%**	**10.5%**	**-**	**23.0%**

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Three months ended June 30, 2006*							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	798	509	490	239	623	(602)	-	2,057
- Inter-segmental	(280)	(152)	(227)	(108)	(106)	873	-	-
Operating and other income:								
- From externals	408	400	132	33	146	46	134	1,299
- Inter-segmental	(18)	(35)	(9)	(7)	2	-	67	-
Total income	908	722	386	157	665	317	201	3,356
Provision for doubtful debts	26	4	80	46	140	-	-	296
Net profit	107	125	39	21	192	166	15	665
Return on equity (rate of net profit out of average of equity)	17.7%	53.0%	17.8%	10.8%	12.9%	16.3%	-	16.2%

* Reclassified.

(in millions of NIS)

Appendix 4
Operating Segments Information - Consolidated
(continued)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Six months ended June 30, 2007							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**1,206**	**(1,855)**	**488**	**363**	**2,570**	**1,121**	**-**	**3,893**
- Inter-segmental	**(223)**	**2,553**	**24**	**(126)**	**(1,367)**	**(861)**	**-**	**-**
Operating and other income:								
- From externals	**725**	**780**	**255**	**68**	**343**	**17**	**315**	**2,503**
- Inter-segmental	**(39)**	**(85)**	**(23)**	**(12)**	**-**	**-**	**159**	**-**
Total income	**1,669**	**1,393**	**744**	**293**	**1,546**	**277**	**474**	**6,396**
Provision for doubtful debts	**89**	**10**	**101**	**67**	**116**	**-**	**-**	**383**
Net profit	**274**	**345**	**136**	**64**	**594**	**212**	**12**	**1,637**
Return on equity (rate of net profit out of average of equity)	**20.7%**	**68.4%**	**31.5%**	**14.6%**	**19.8%**	**8.6%**	**-**	**18.3%**

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Six months ended June 30, 2006*							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	1,343	(636)	732	468	2,300	(264)	-	3,943
- Inter-segmental	(336)	1,339	(220)	(221)	(1,198)	636	-	-
Operating and other income:								
- From externals	795	838	272	67	256	68	286	2,582
- Inter-segmental	(38)	(71)	(20)	(14)	6	-	137	-
Total income	1,764	1,470	764	300	1,364	440	423	6,525
Provision for doubtful debts	62	14	110	87	265	-	-	538
Net profit	238	683	131	43	441	281	25	1,842
Return on equity (rate of net profit out of average of equity)	20.0%	165.1%	31.2%	11.2%	15.0%	13.8%	-	22.9%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

(in millions of NIS)

	Year ended December 31, 2006*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	2,440	(838)	1,418	829	3,531	408	-	7,788
- Inter-segmental	(382)	2,219	(398)	(345)	(1,394)	300	-	-
Operating and other income:								
- From externals	1,584	1,550	540	140	492	218	638	5,162
- Inter-segmental	(76)	(144)	(42)	(27)	10	-	279	-
Total income	3,566	2,787	1,518	597	2,639	926	917	12,950
Provision for doubtful debts	130	22	194	163	477	-	-	986
Net profit	575	930	251	109	859	582	53	3,359
Return on equity (rate of net profit out of average of equity)	21.3%	78.2%	27.2%	12.8%	15.3%	12.5%	-	19.4%

* Reclassified.

Photography: Eilana Asher Cover & Cd Design: Chen Ziv Inside Booklet Design: Pigment



BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX. 972 3 5607028
www.bankhapoalim.com

bank hapoalim

Bank Hapoalim B.M.

Schedule 4

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 28/08/2007
Reference: 2007-01-375007

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *27/08/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	103,159,483	8.18	8.18	8.08	8.08

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *103,494,501*
Change in Quantity of Securities: *-335,018*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 78,002,298 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

Bank Hapoalim B.M.

Schedule 1

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/08/2007
Reference: 2007-01-362167

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *19/08/2007*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	103,494,501	8.21	8.21	8.11	8.11

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*

Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *105,909,101*
Change in Quantity of Securities: *-2,414,600*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 79,201,016 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

082-34955

bank hapoalim

Schedule 2

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

RECEIVED

2007 SEP 17 A 10:23

Date: August 30, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of August 30, 2007, at 09:00 in the morning, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 504,287,000.

   b. The dividend in the sum of NIS 504,287,000 constitutes 40% on the issued and paid-up share capital of the Bank, namely 40 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine September 5, 2007 as the record date for the purpose of paying the dividend, with the "*ex*" date being September 6, 2007 and the payment date to September 20, 2007.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on August 30, 2007, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yacov Rozen
Senior Deputy Managing Director
CFO

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *August 30 , 2007*, the Board of Directors of the body corporate resolved to distribute a dividend.

2. The dividend amount payable is *NIS 504,287,000*
The dividend is *40%* of the issued and paid-up share capital.

3. Operative date (cum date): *September 5, 2007.*
Ex-date: *September 6, 2007.*
Dividend distribution date: *September 20, 2007.*

4. Tax rate deducted at source.
Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.

5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 8,334,000,000.*

6. Approval process for distribution of the dividend ________________.

7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.40	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on August 30, 2007 at 09:00 in the morning.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 3

Date: August 30, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at June 30, 2007**

1. We wish to inform you that at its meeting held at 09:30 on August 30, 2007, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at June 30, 2007.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on August 30, 2007, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Financial Statements of the Bank as at June 30, 2007. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site:
http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)

Yacov Rozen
Senior Deputy Managing Director
CFO

(-)

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Press Release

August 30, 2007

Bank Hapoalim Group
Financial Statements for the Second Quarter of 2007

Net Profit for the second quarter of 2007 totaled NIS 1,002 million, an increase of 57.8% compared to the previous quarter

- **Net Operating Profit** for the second quarter of 2007 totaled NIS 716 million, compared to NIS 690 million in the previous quarter and NIS 664 million in the same quarter last year, an increase of 3.8% and 7.8%, respectively.

  Net Operating Profit for the first six months of 2007 totaled NIS 1,406 million, compared to NIS 1,283 million in the same period last year, an increase of 9.6%.

- **Net return on equity from regular activity** in the second quarter totaled 16.1% in annual terms, compared to 16.0% in the previous quarter and 16.2% in the same quarter last year.

  Net return on equity from regular activity for the first six months of 2007 was 15.6% in annual terms, compared to 15.7% in the same quarter in 2006 and 14.4% for the year 2006.

- **Net Profit** for the second quarter of 2007 totaled NIS 1,002 million, compared to NIS 635 million in the previous quarter and NIS 665 million in the same quarter last year, an increase of 57.8% and 50.7%, respectively.

- **Net Return on Equity** in the second quarter totaled 23.0% in annual terms, compared to 14.6% in the previous quarter and 16.2% in the same quarter last year.

  Net Return on Equity for the first six months of 2007 was 18.3% in annual terms, compared to 22.9% for the same period in 2006 and 19.4% for the year 2006.

- The Bank declared a **dividend** of NIS 504 million, representing 40 agorot per NIS 1 par value share. September 5, 2007 is the date of record, September 6, 2007 is the ex-date and September 20, 2007 is the date of payment.

Profit and Profitability	For the first and second quarter of 2007			For the six months ended June 30		
	4-6/07	1-3/07		2007	2006	
	NIS Millions		Change %	NIS Millions		Change %
Profit from Financing Activity, before provisions	2,053	1,840	11.6	3,893	3,943	-1.3
Operating and Other Income	1,196	1,307	-8.5	2,503	2,582	-3.1
Total Income before provisions	3,249	3,147	3.2	6,396	6,525	-2.0
Provision for Doubtful Debts	202	181	11.6	383	538	-28.8
Operating and Other Expenses	1,868	1,849	1.0	3,717	3,725	-0.2
Operating Profit before taxes	1,179	1,117	5.6	2,296	2,262	1.5
Net Operating Profit	716	690	3.8	1,406	1,283	9.6
Net Profit	1,002	635	57.8	1,637	1,842	-11.1

The Chairman of the Board of Directors, Mr. Dani Dankner, commented:

Basic trends in the Israeli economy continue to remain positive. So far, the US sub prime mortgage crisis has mainly had an impact on the financial markets, at a similar level to the effect felt in most capital markets in Western countries, but it does not seem to have caused significant damage to the economy's growth process. Economic trends in Israel depend on global developments, among other factors; but if the policy of budgetary discipline and inflation restraint is maintained, the Israeli economy's vulnerability to negative external shocks, such as those of the recent period, should be reduced.

The Israeli economy continues to integrate itself into the worldwide process of economic globalization and Bank Hapoalim is leading this process within the banking sector.

The global activity of Bank Hapoalim is expanding in line with our long-term strategic plan. Developments include the opening of a branch of Bank Hapoalim Switzerland in Singapore, one of the most important financial centers in Asia and worldwide. We also plan to open a bank in Jersey (Channel Islands) in the near future. We have announced the launch of private equity activity as an additional, valuable growth driver for our international expansion. We intend to maintain and strengthen this trend in order to realize our goal of increasing the share of international activity within the Bank's total operations. In light of our past experience, and based on the professional talents of the Bank's employees and management, I am convinced of our capability to reach this target, as well as the other targets we have defined.

We are continuing to implement the requirements of the legislation derived from the Bachar capital market reform. We have signed agreements to sell all of the provident funds under our ownership, and we expect all provident fund sale transactions to be completed within the next few months. So far we have recorded capital gains of about

NIS 290 million from sales of provident funds, and additional profit of NIS 475 million is expected once the sale of the remaining funds is completed.

The Bank is continuing the policy set some time ago of paying out at least 50% of its net profit as dividends to shareholders each quarter. This policy was established in line with the Bank's strategic goal of enhancing shareholder value. Dividend yield for our shareholders remains high and has reached an annualized rate of approximately 7%.

The following are the main highlights of the financial statements:

- **Net Return on Equity** for the first six months of 2007 was 18.3% in annual terms, compared to 22.9% for the same period in 2006 and 19.4% for the year 2006. Net return on equity for second quarter of 2007 was 23.0% compared to 16.2% for the same quarter in 2006.

- **Net Return on Equity from regular activity** for the first six months of 2007 was 15.6% in annual terms, compared to 15.7% in the same period in 2006 and 14.4% for the year 2006. Net Return on Equity from regular activity for the second quarter was 16.1% in annual terms compared to 16.2% in the same quarter in 2006.

- **Net Profit from Extraordinary Transactions, after taxes**, for the first six months of 2007 reached NIS 231 million, mainly as a result of the sale of the Bank's holdings in provident funds (Kovetz) which totaled about NIS 290 million. This profit was offset by the recording of a deferred tax expense related to the sale of Bank Yahav and Bank Massad, totaling NIS 74 million.

- **Profit from financing activity, before provisions for doubtful debts**, totaled NIS 3,510 million, in the first six months of 2007 compared to NIS 3,405 million in the same period last year, an increase of 3.1%.

- **Provisions for doubtful debts** decreased by 28.8% and totaled NIS 383 million in the first six months of 2007, compared to NIS 538 million in the same period last year.

- The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk was 0.38% in annual terms, in the first six months of 2007, compared with 0.50% in the first six months of 2006 and 0.53% for the year 2006.

- The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk was 0.21% in the first six months of 2007, compared with 0.30% in the same period last year and in the year 2006.

- **Operating and other expenses** totaled NIS 3,717 million, in the first six months of 2007 compared to NIS 3,725 million in the same period in 2006, a decrease of 0.2%.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

The financial results of Bank Hapoalim for the second quarter of 2007 indicate continued growth in net operating profit and show progress towards the attainment of the objectives set by the Bank in its long-term strategic plan.

Financing profit increased compared to the previous quarter and stabilized in comparison to the first half last year. Note that excluding Bank Otsar Hahayal and negative one-time accounting effects in the first half of 2007, financing profit grew at a satisfactory rate.

I view the continued decrease, for the fourth consecutive quarter, in provisions for doubtful debts as highly positive. In this context, it is also important to mention the decrease in the volume of debts of borrowers classified as problematic, despite the fact that these debts include exceptional events that occurred after the reporting date.

The Bank continues to emphasize international expansion, and its business overseas is progressing according to its work plans. This includes the recently acquired Bank Pozitif, which outperformed the targets set in its work plan and has already contributed NIS 68 million to the Bank's net operating profit in the first half of 2007.

I am pleased with our control over the Bank's expenses, which promotes the important objective of an income growth rate higher than the growth rate of expenses. These are the initial results of our policy of strict supervision of expenditures and of internal initiatives within the Bank for overall improvement of processes; these measures are still in their early stages, and I expect we will continue to meet this goal in the future.

I see the agreement reached with regard to the Bank's gradual entrance into the field of pension advising as highly important. We have invested extensive effort and resources in training personnel and in technological infrastructures in this area, and I am certain that we will be able to provide our customers with professional service at the highest level in all matters related to pension advising and medium and long-term pension planning.

Again this quarter, the Bank met its ambitious target of over 15% annualized net return of operating profit on equity, near the return prevalent among leading US and European banks.

Main developments in the first six months of 2007 compared to the same period last year:

- A decrease in the provision for doubtful debts that reflects the continued strengthening of the domestic economy. The decrease occurred mainly in the construction and real estate, financial services and hotels sectors, as a result of an improvement in the repayment capability of borrowers. Conversely, provisions increased in the industry and private individuals sectors.

- A decrease in the overall credit risk due to problematic borrowers, in most economic sectors, as a result of the improvement in the domestic economic indicators, including an increase in the business sector GDP, which led to improved conditions for borrowers.

- A decrease in Operating and other income mainly due to a decrease in mutual fund and provident fund management fees. The decrease was offset by continued growth in commissions from securities activity and an increase in the contribution of credit card companies, due to increased volumes of activity.

- Operating and other expenses decreased, as a result of the sale of Bank Otsar Hahayal, whose results were included in the same period last year; from a decrease in maintenance and depreciation costs related to buildings and equipment and also a decrease in costs related to marketing, advertising and professional services.

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 290.8 billion on June 30, 2007, compared to NIS 282.9 billion on December 31, 2006, an increase of 2.8%.
- Credit to the Public totaled NIS 191.7 billion an increase of 2.8% compared to the end of 2006.
- Deposits from the Public totaled NIS 224.9 billion an increase of 3.6% compared to the end of 2006.
- The ratio of capital to risk assets was 10.37%, compared with 10.53% at the end of 2006. The ratio of tier-1 capital to risk assets was 7.50%, versus 7.41% at the end of 2006.

Segments of activity

The Group operates in Israel and abroad, providing a broad range of banking and financial services to its customers, and engages in investments, primarily in Israel, in the areas of insurance and real estate, by means of equity-based investee companies.

The Group's activity is managed through six sectors of activity.

The following is a summary of the development of net profit, by segments of activity:

Net Operating Profit in NIS Millions For the six months ended June 30			
	2007	2006	Change
Households Segment	**168**	178	-5.6
Private Banking Segment	**258**	270	-4.4
Small Business Segment	**116**	100	16.0
Commercial Segment	**59**	37	59.5
Corporate Segment	**582**	441	32.0
Financial Management Segment	**206**	232	-11.2
Others and Adjustments	**17**	25	-32.0
Total	**1,406**	1,283	**9.6**

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

Profit and profitability	For the 3 months ending on June 30		Change	For the 6 months ending on June 30		Change
	2007	2006		**2007**	2006	
Profit from financing activities before provision for doubtful debts	**2,053**	2,057	(0.2%)	**3,893**	3,943	(1.3%)
Provision for doubtful debts	**202**	296	(31.8%)	**383**	538	(28.8%)
Operating and other income	**1,196**	1,299	(7.9%)	**2,503**	2,582	(3.1%)
Operating and other expenses	**1,868**	1,829	2.1%	**3,717**	3,725	(0.2%)
Operating profit before taxes	**1,179**	1,231	(4.2%)	**2,296**	2,262	1.5%
Provision for taxes on operating profit	**440**	568	(22.5%)	**928**	995	(6.7%)
Operating profit after taxes	**739**	663	11.5%	**1,368**	1,267	8.0%
Operating profit	**716**	664	7.8%	**1,406**	1,283	9.6%
Net profit from extraordinary transaction, after taxes	**286**	1	-	**231**	559	(58.7%)
Net Profit	**1,002**	665	50.7%	**1,637**	1,842	(11.1%)

Balance Sheet – Principal Items

				Change compared with	
	30.6.2007	30.6.2006	31.12.2006	30.6.2006	31.12.2006
Total balance sheet	**290,829**	291,998	282,864	(0.4%)	2.8%
Credit to the public	**191,705**	195,166	186,463	(1.8%)	2.8%
Securities	**45,973**	42,123	44,456	9.1%	3.4%
Deposits from the public	**224,880**	226,707	217,004	(0.8%)	3.6%
Debentures and subordinated notes	**17,914**	19,791	18,384	(9.5%)	(2.6%)
Shareholders' equity	**19,214**	17,266	18,233	11.3%	5.4%

Principal financial ratios

	30.6.2007	30.6.2006	31.12.2006
Shareholders' equity to total assets	**6.6%**	5.9%	6.4%
Tier I capital to total assets	**7.5%**	6.9%	7.4%
Capital to risk assets	**10.37%**	10.05%	10.53%
Credit to the public to total assets	**65.9%**	66.8%	65.9%
Deposits to the public to total assets	**77.3%**	77.6%	76.7%
Operating income to operating expenses	**67.3%**	69.3%	67.6%
Operating expenses to total income	**58.1%**	57.1%	58.9%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)(a)	**0.3%**	0.3%	0.3%
Rate of provision for taxes	**40.4%**	44.0%	43.8%
Return of operating profit after taxes on equity, net(a)	**15.6%**	15.7%	14.4%
Return of net profit on equity(a)	**18.3%**	22.9%	19.4%
Return of net profit on total assets(a)	**1.2%**	1.3%	1.2%

(a) Annualized.

END